Exhibit 99.2

MANAGEMENT PROPOSAL

ANNUAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS

OF

SUZANO S.A.

TO BE HELD CUMULATIVELY

EXCLUSIVELY IN ELECTRONIC FORM

ON APRIL 27, 2021

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

INDEX

I. Information on the matters subject to resolution	3
II. Comments from Officers (Section 10 - CVM Instruction No. 480/09)	7
III. Management compensation (Section 13 - CVM Instruction 480/09)	71
IV. Details of the origin and justifications for the relevant amendments to the Bylaws, with an analysis of their legal and economic effects (Article 11 - CVM Instruction 481)	121
V. Highlight of the amendments made to the Bylaws and Consolidated Bylaws (Article 11 - CVM Instruction 481/09)	159

The above items are an integral part of this Management Proposal (“Management Proposal” or “Proposal”) and meets the requirements of Law No. 6,404 of December 15, 1976 (“Brazilian Corporate Law”) and CVM Instruction No. 481/09, of December 17, 2009, as amended (“ICVM 481”).

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

I.	Information on the matters subject to resolution

Dear Shareholders,

The Management of Suzano S.A. (“Company” or “Suzano”) hereby presents to the Shareholders the following proposals to be the subject to resolution in the Annual Ordinary (“AGM”) and Extraordinary (“EGM”) General Meetings to be cumulatively held (“AOEM”) on April 27, 2021, at 16:00, only in digital form, pursuant to ICVM 481, as amended by CVM Instruction No. 622, as of April 17, 2020.

The Company emphasizes that the presentation of the information contained in this Proposal does not replace, for any purpose, the attentive and complete reading of all its Attachments.

(1) Verify management’s accounts for the fiscal year ended on December 31, 2020 and examine, discuss and vote on the financial statements of the Company, related to the fiscal year ended on 12/31/2020, as well as appreciate the report of the management relating to such fiscal year.

The Management Report and the individual and consolidated Financial Statements of Company and their respective Explanatory Notes, all related to the fiscal year ended on December 31, 2020, accompanied by the report of the independent auditor and the opinion of the Fiscal Council are available on the company’s website www.suzano.com.br/ri, the Brazilian Securities Exchange Commission’s (“CVM”) website www.cvm.gov.br and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) www.b3.com.br.

The individual and consolidated Financial Statements and the Company’s Management Report were prepared by the Board of Officers, audited by PricewaterhouseCoopers Auditores Independentes and approved by the Board of Directors of the Company, in accordance with favorable manifestations by the Audit Committee and Fiscal Council, at the meetings held on February 10, 2021. The referred statements are available in same electronic addresses referred to herein.

As stated in the Financial Statements, losses were verified in the fiscal year of 2020 and, for this reason, as decided by the CVM Board on September 27, 2011 (CVM Process RJ2010/ 14687), Attachment 9-1-II of ICVM 481 is not being presented in this Proposal.

The other information and the management’s comments on the Company’s financial situation in accordance with Section 10 of the Reference Form and with ICVM 481 are set out in this Proposal pursuant to item II below.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(2) Resolve on the absorption of accumulated losses by the balance of capital reserves.

It was verified in the fiscal year ended on December 31, 2020, as evidenced in the Company's Financial Statements, audited by PricewaterhouseCoopers Auditores Independentes, a loss in the amount of BRL 10,724,828,000.00 (ten billion, seven hundred and twenty-four million, eight hundred and twenty-eight thousand reais), having been used to absorb the losses the balances of (i) realization of the assigned cost, net of tax effects in the amount of BRL 70,654,000.00 (seventy million, six hundred and fifty-four thousand reais), (ii) the legal reserve in the amount of BRL 317,144,000.00 (three hundred and seventeen million, one hundred and forty-four thousand reais), and (iii) the prescribed dividends in the amount of BRL 130,000.00 (one hundred and thirty thousand reais). Additionally, the management proposes the use BRL 6,410,885,000.00 (six billion, four hundred and ten million, eight hundred and eighty-five thousand reais), recorded in the capital reserve account, for compensation of the balance of losses verified in the fiscal year ended on December 31, 2020

Following the aforementioned compensations and considering the absorption of the capital reserve balance proposed herein, the balance of the remaining accumulated fiscal year losses will be in the amount of BRL 3,926,015,000.00 (three billion, nine hundred and twenty-six million and fifteen thousand reais).

The Company's Financial Statements, submitted to the shareholders' appreciation at the AOEM, consider the use of capital reserves to offset losses, as indicated above.

(3) Determine the overall annual compensation of the Company’s Management.

It is proposed that the Company's Shareholders attending the Annual Ordinary Shareholders’ General Meeting approve the annual global amount of up to BRL 140,953,475.40 (one hundred and forty million, nine hundred and fifty-three thousand, four hundred and seventy-five reais and forty cents) as compensation for the Management (Board of Directors – and participation in Committees by the members of the Board of Directors - and Board of Officers) and members of the Company’s Fiscal Council, if installed, in compliance with the provisions of current legislation and the Company’s Bylaws.

The proposed amount comprises: (a) up to BRL 17,504,696.57 (seventeen million, five hundred and four thousand, six hundred and ninety-six reais and fifty-seven cents) corresponding to the fees of the members of the Board of Directors and participation in Committees by the members of the Board of Directors; (b) up to BRL 122,490,445.50 (one hundred and twenty-two million, four hundred and ninety thousand, four hundred and forty-five reais and fifty cents) corresponding to the fixed and variable compensation of the members of the Statutory Board of Officers; (c) BRL 958,333.33 (nine hundred and fifty-eight thousand, three hundred and thirty-three reais and thirty-three cents) corresponding to the fees of the Fiscal Council, and (d) corresponding amounts are included, benefits of any nature, and, (e) the corresponding amounts do not include taxes and charges levied on compensation and which are borne by the Company, pursuant to CVM Circular Letter 01/21.

Considering taxes and charges levied on compensation, the proposed total will be of BRL 150,000,000 (one hundred and fifty million reais) comprised by: (a) up to BRL 21,000,000 (twenty-one million reais) corresponding to the members of the Board of Directors’ fees and participation in Committees of members of the Board of Directors; (b) up to BRL 127,850,000 (one hundred and twenty-seven million, eight hundred and fifty thousand reais) corresponding to the fixed and variable compensation of members of the Statutory Board of Directors; (c) BRL 1,150,000 (one million one hundred and fifty thousand reais) corresponding to Fiscal Council fees.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

The variable compensation that the members of the Statutory Board of Officers of the Company may receive corresponds to short-term incentive plans as compensation for the fulfillment of goals that support the Company's short-term strategy and long-term incentives, which, by means of phantom share mechanisms and the Stock Option Program, which rewards executives for achieving results that support the Company's medium and long-term strategic objectives, through appreciation of their shares. Both sections of the variable compensation act to align the executives with the objectives of the shareholders and with the sustainability of the Company.

The fixed and variable compensation of the members of the Statutory Board of Officers are determined, in accordance with market standards, via surveys conducted by renowned consultants specialized in the subject and are further detailed in item III of this Proposal, pursuant to Section 13 of the Reference Form and ICVM 481. Therefore, the payment of the variable compensation is conditioned and proportional to the partial or total fulfillment of the pre-established goals, and may even not be due, in the event that the goals in question are not reached.

The compensation of the Company’s Management seeks to match the alignment of managers with the objectives of the shareholders and with the strategy and sustainability of the Company, while it tries to properly compensate such executives and maintain and recognize high performance professionals, with appropriate skills and market experiences, and stimulating a meritocratic culture. Therefore, it aims at equating the managers’ responsibilities, the time dedicated to the functions, competence, professional reputation and the value of their services in the market with fees proposed and assessed by the Compensation Committee.

It should be noted that the global annual amount proposed above, refers to an estimate of the maximum total amount that may be spent by the Company on compensation of its management (including the compensation and eventual benefits) in the period comprised between the months of January and December of 2021 in line with the period covered by the Reference Form (fiscal year) referred to in ICVM 481.

In being an estimate, although based on criteria, forecasts concerning share value and values known at the time of determination (e.g. fixed compensation value), this proposed Annual overall amount is subject to circumstances which are unpredictable or not definitive at the time of approval, particularly due to the following events: (i) the appreciation (or devaluation) of the price of the shares issued by the Company, impacting the portion of the basic compensation paid in shares; and (ii) the eventual dismissal of members of the statutory Board of Officers with corresponding payment of the funds arising out the dismissals.

In this sense, the company had in the year 2020 overall expenditure with the compensation of the Managements (Board of Directors and Executive Board of Officers) in the amount of BRL 133,720,168.02 (one hundred and thirty-three million, seven hundred and twenty thousand, one hundred and sixty-eight reais and two cents) versus the total amount of BRL 150,000,000.00 (one hundred and fifty million reais) approved at the Annual General Meeting of 2020 for such fiscal year, representing therefore BRL 16,279,831.98 (sixteen million, two hundred and seventy-nine thousand, eight hundred and thirty-one reais and ninety-eight cents) less than originally approved.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Considering the issues above, in particular the aforementioned unpredictable or non-definitive circumstances mentioned herein, as well as the change in the compensation strategy adopted for the Board of Directors and reflected for the 12 months in 2021, which, following the best market compensation practices evaluated of Board of Directors members with full dedication and also considering the responsibilities attributed for their participation in Advisory Committees, extinguished the payment of variable compensation for members of the Board of Directors, the Company proposes to maintain the global annual amount of compensation that may come to be attributed to the Company’s Management at the same level as that approved for the fiscal year 2020 - without any increase, resulting, therefore, in a clear commitment of the Company to continuously provide to its shareholders and to the general market scenarios as close as possible to the reality of the Company and the expected performance of it and its managers.

For more information on this matter, see the document contained in the attachment III of this Proposal, pursuant to Section 13 of the Reference Form and ICVM 481.

(4) Reform the Company's Bylaws, with specific amendments to reflect the modifications to the Novo Mercado Rules of B3 S.A. - Brasil, Bolsa, Balcão (“B3”).

With the intention of aligning the wording of the current Bylaws of the Company with the rules of B3's Novo Mercado regulations, pursuant to Official Letter 86/2018-DRE, of March 9, 2018, management proposes the occasional adaptations, improving the rules of corporate governance with its shareholders, the market in general, as well as the rationalization and simplifications in the Company's Bylaws. The above amendments are attached to this proposal in Items IV and V, containing the proposed amendments, detailing the origin and justifications of the relevant amendments, with analysis of their legal and economic effects, pursuant to article 11 of CVM Instruction 481.

Additional Information and Where to Find It

The documents provided for in the Brazilian Corporate Law and in ICVM 481 were submitted to CVM on the present date, through the Periodic Information System (IPE) and are available to the shareholders at the Company’s headquarters, at the Company’s Investor Relations website (www.suzano.com.br/ri), as well as on the CVM website (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão website (http://www.b3.com.br).

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

II.            Comments from Officers (Section 10 - CVM Instruction No. 480/09)

10.1. Comments on:

The consolidated annual information of the Company, which is presented throughout item 10 of the Reference Form, was prepared in accordance with the rules of the Securities Exchange Comission (CVM) and the Accounting Pronouncements Committee (Comissão de Pronunciamentos Contábeis - CPC) and are in compliance with the International Accounting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The unaudited, intermediate and consolidated financial information of the Company, presented also throughout item 10 of the Reference Form, was drafted in accordance with IAS 34 - Intermediate Statement (IAS 34 – Demonstração Intermediária) issued by IASB and with accounting practices adopted in Brazil for intermediate statements - Technical Pronouncement - CPC 21 - "Interim Financial Information" (Pronunciamento Técnico - CPC 21 – "Informações Financeiras Intermediárias"). The information contained in this document was obtained from the financial information made available to CVM. The Company also informs that the information contained in the Section 10 of the Reference Form was prepared in millions of reais and the balances may differ due to rounding used to maintain consistency of the document.

a) General financial and equity conditions.

Executive Board understands that the Company’s financial condition is sufficient to perform its short- and medium-term obligations. The Company has been concentrating its efforts in obtaining credit lines with longer terms and competitive costs.

In the fiscal years ended in December 31, 2020, 2019 and 2018, the Company registered losses in the amount of BRL 10,714.9 million, BRL 2,814.8 million and net income of BRL 318.4 million, respectively. The variations in the Company’s results in 2020 are mainly due to the negative variation of BRL 26,244.2 million of the net financial income. This effect was partially offset by the increase in deferred Income Taxes of BRL 8,371.4 million due to losses for the year

The adjusted EBITDA in the twelve-month period ended December 31, 2020 was BRL 14,949.5 million, and in 2019 it was BRL 10,723.6 million. Cash flow generation, as measured by EBITDA, in the twelve-month period ended December 31, 2020 mainly reflects: (a) sales volume 12% higher than the same period in 2019; and (b) the appreciation of the Dollar against the Real, effects that were partially offset by the devaluation of the listed cellulose price, in dollars.

In the fiscal years ended on December 31, 2019 and 2018, the Company recorded, respectively, Net income (losses) of BRL 2,814.7 million and BRL 318.3 million. The variations in the Company's results for the year ended December 31, 2019 when compared to the same period for the year ended December 31, 2018, are mainly due to: (i) a decrease in the financial result of BRL 1,883, 3 million, and (ii) the increase in selling, general and administrative expenses, of BRL 1,654.7 million. These effects were partially offset by the increase in the volume of pulp sales in the year, due to the consolidation of Fibria.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Adjusted EBITDA in 2019 was BRL 10,723,6 million, and in 2018 it was BRL 6.814.3 million. Cash generation, as measured by EBITDA, in 2019 mainly reflects:

(i) consolidation of Fibria; and (ii) the appreciation of the dollar against the Brazilian real, partially offset these effects by the depreciation of pulp list price in dollars.

The Company’s net equity for the fiscal year ended in December 31, 2020 was BRL 7,337.3 million, on December 31, 2019 was BRL 18.088,0 million, and on December 31,2018 it was BRL12.025,9 million. The variation was mainly due to losses during the fiscal year in the amount of BRL 10,714.9, which absorbed BRL 6,410.9 million from the capital reserves and BRL 317.1 million from the revenue reserves.

On December 31, 2020, the Company recognized cash, cash equivalents and financial investments in the amount of 9,231.9 million, on 2019 it was BRL 9.579,5 million, and on 2018 it was BRL 25.486,0 million. As of December 31, 2020, consolidated net debt totaled BRL 63.668,0 million, on December 31, 2019, consolidated net debt totaled BRL 54,104.9 million, as of December 31, 2018, BRL 10,251.5 million.

b) Capital structure.

The percentage of capital comprised of own capital (Equity divided by total liabilities) was 7,2 in 2020, 18,5% in 2019, 22,3% in 2018.

The percentage of capital comprised of third-party capital (Demandable Liabilities divided by total liabilities) was 92,8% in 2020, 81,5% in 2019, 77,7% to 2018.

There is no provision in the Company’s Bylaws to redeem shares.

Historically, the Company finances its operations with a combination of resources arising from: (i) its operating activities; (ii)  shareholders’ investments; and (iii) loans and financing with the financial market.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

c) Payment capacity in relation to the financial commitments assumed.

The Company’s funding and cash management policy is based on the concept of “liquidity horizon”, which provides the measure of time during which the cash available, added to the generation of operational cash and the funds from financing contracted and not disbursed, estimated based on unfavorable market conditions, is capable of supporting the payment of all obligations contracted for the period, including all short-term financing principal and interest amortizations. The available Cash balance on December 31, 2020 is capable of supporting the next two years of long-term debt, as shown in the amortization chart in item 10.1 (f) below. For maturities greater than these periods, we must consider an estimate of operating cash flow generation.

In view of the foregoing, the Executive Board adopts the commitment of maintaining the Company’s financial and economic balance and, to this end, it relies on the existing funds, the generation of operational cash, the access to capital and financing markets at competitive costs, in addition to numerous alternatives analyzed by the Company whenever necessary. Company’s officers believe that the operating cash flow, added to cash and cash equivalents, are sufficient to meet the financial commitments assumed.

In the fiscal years ended on December 31, 2020, 2019 and 2017, the Company fully complied with its commitments.

d) Sources of financing for working capital and investments in noncurrent assets to used.

The Company raises funds, when necessary, through financial agreements, which are used to finance the Company’s working capital requirements and short- and mid-term investments, as well as to maintain available cash at a level that the Company believes to be appropriate for the performance of its activities. The Company’s financing and borrowings are detailed in item “10.1.f.” below.

The working capital financing, as shown in the Financing and Loans table below, it was, obtained through export financing transactions, which allow matching the flows of receipts of exports and the flows of payment of such financing, with the additional advantage of hedging the export receivables against the risk of exchange rate differences and through forfaiting and letter of credit discounts, when appropriate.

For project financing, the Company took out loans from Development Banks and other financing project-oriented institutions, which offer competitive terms, including payment terms for principal and interest compatible with the project return flows, so as to avoid that its implementation causes negative effects on the Company’s payment capacity.

The Company also used, as financing alternatives, issues of senior notes (bonds), as placement of debt securities in the international market, and debentures and Agribusiness Receivables Certificates (CRA), as placement of debt securities in the domestic market.

e) Sources of financing for working capital and investments in noncurrent assets to be used to cover liquidity deficiencies.

The Company has high liquidity level and a consistent cash generation, which, jointly with capital market access, as observed in items “10.1.a.” and “10.1.b.”, are enough to equate satisfactorily its short- and medium-term obligations. If there are any mismatches in cash with amounts falling due in the short term, the Company may contract new credit lines for working capital and for investments, these credit lines being treated on a case-by-case basis. The sources of financing used by the Company for working capital and short- and long-term investments are indicated in items “10.1.d” and “10.1. f”.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

f) Indebtedness levels and debt characteristics

(i) relevant loan and financing agreements;

The Company’s consolidated loans and financings on December 31, 2020, 2019 and 2019 had the following sources (in thousands of reais):

a) If the Long-Term Interest Rate (“TJLP”) exceeds 6% per annum, the excess portion is incorporated into the principal and subject to interest. Transactions subject to TLP are composed of the IPCA rate and a fixed interest rate from BNDES.

b) Borrowings and financing are collateralized, as applicable, by (i) plant mortgages; (ii) rural properties; (iii) conditional sale of the financed assets; (iv) shareholders’ surety; and (v) bank (personal) guarantee.

c) On June 29, 2018, the Company carried out the 6th issue of non-convertible debentures in shares of unsecured type, in the amount of BRL 4,681,100,000.00, with remuneration interest corresponding to 112.50% of the DI rate, with the payment of the nominal unit value occurring in two installments, the first due on June 30, 2025 and the second on June 29, 2026. On September 15, 2019 the Company carried out the 8th issue of non-convertible debentures into unsecured shares, in the amount of BRL 750,000,000.00, with remuneration interest corresponding to 100% of the DI rate plus 1.20%, with semiannual payments, and payment of the nominal unit value in a single installment due on September 15, 2028.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

In March 2017, Suzano Austria issued Senior Notes amounting to US$ 300 million maturing on March 16, 2047, with semiannual payment of interest of 7.00% p.a. and final return to investors of 7,38% p.a. Additionally, in the last quarter of 2017, Suzano, through its subsidiary Suzano Trading, repurchased Senior Notes in the amount of (i) US$ 456 million and, through Suzano Austria, reopened the issue of Senior Notes in the amounts of (i) US$ 200 million, maturing on July 14, 2026, and corresponding interest at 4.62% per annum, to be paid semiannually, in January and July, and (ii) US$ 200 million maturing on March 16, 2047, with interest corresponding to 6.30% per year, to be paid semiannually in March and September. In September 2018, there was a new issue of Senior Notes in the amount of US$ 1.0 billion, with interest of 6.00% per annum and maturity in 2029. In November 2018, Suzano Austria reopened the issue of Senior Notes due on March 16, 2047 in the amount of US$ 500 million, with interest corresponding to 6.85% per year, to be paid semiannually in the months of March and September. In February 2019, Suzano Austria reopened the September 2018 issue, with a fixed interest rate of 6.00% p.a., in the amount of US$ 750 million, maturing in 2029. In May 2019, Suzano Austria reopened the issue of March 2017 with amount of of $ 250 million maturing in 2047 and semiannually payment of interest of 7,00% per annum and issued Senior Notes in the amount of US$ 1 billion with maturity in January 2030, and semiannually payment of interest of 5,00% per annum. In September 2020, Suzano Austria issued Global Notes in the amount of U$ 750 million, maturing in 2031 with semiannual interest of 3.75% per year until January 15, 2021 and 4.00% per year as of 16 July 2026. In November 2020, Suzano Austria reopened Global Notes due 2031, issued two months earlier, in the amount of U$ 500 million with the same conditions described above.

d) In December 2018, the Company, through its subsidiary Suzano Europa, signed a syndicated loan of US$ 2,300 million, agreed in March 2018, with payment of quarterly interest and repayment of principal between December 2022 and December 2023. in June 2019, the Company, through its subsidiaries Fibria Overseas Finance and Suzano International Trade, contracted a syndicated loan in the amount of US$ 750 million with payment of quarterly interest and repayment of the principal between March 2024 and June 2025. On February 14, 2020, the Company, through its wholly-owned subsidiaries Suzano Pulp and Paper Europe S.A., Suzano Austria GmbH and Fibria Overseas Finance Ltd., entered into a syndicated export prepayment agreement in the amount of US$ 850 million, with quarterly interest payments and maturity in February 2026. On April 2, 2020, the Company, through its subsidiary Suzano Pulp and Paper Europe S.A., withdrew US$ 500 million with quarterly interest payments and amortization of the principal amount in February 2024, having paid the applicable amount in connection with such agreement in August of the same year.

e) In the third quarter of 2018 two Export credit notes were contracted, with Banco Safra S.A., totaling BRL 1.3 billion, indexed to the CDI, with interest of 0.08% per month, amortization of the principal amount and interest on June 25, 2025 and June 25, 2026 and maturing in 2026. Regarding the Agribusiness Receivables Certificates, the outstanding positions of Fibria at the end of 2019 were included due to the merger of the companies into the Company.

f) In the third quarter of 2018, a Financial Rural Producer Certificate was contracted, with Banco Safra S.A., with a volume of BRL 275 million, indexed to the CDI, with interest of 0.08% per month, amortization of the principal and interest amounts on August 28, 2025 and August 28, 2026, maturing in 2026.

g) Mostly related to the “Surplus Value”, in relation to the business combination of the Company with Fibria, in 2020.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Other Financial Agreements

Between 2018 and 2019, the Company engaged swap trading notes with Banco Bradesco S.A., with a total volume of BRL 5.3 billion, with a 96% interest rate and 112.5% of the CDI, maturing on January 14, 2022, September 22, 2022, June 22, 2023, December 14, 2023 and June 29, 2026.

On June 6, 2018, the Company entered into an agreement for derivative transactions with Banco BNP Paribas Brasil S.A., in the amount of BRL 980 million, with a 4.05% yearly interest rate and maturity on February 13, 2023.

On August 10, 13, 16, 20 and 2018 and February 20, 2019, the Company entered into agreements concerning derivatives operations with Banco Credit Agricole Brasil S.A., with a total volume of BRL 3.3 billion, 4.075%, 4.069%, 4.062% and 4.057%, and 2.488% yearly interest rates, and maturities on January 2, 2024 and February 13, 2026.

On February 25, 2019, the Company entered into an agreement for derivative operations with Banco J.P. Morgan S.A, in the total volume of BRL 1 billion, with an 8.35% yearly interest rate and maturity on February 26, 2024.

On May 03, 06 and 07, 2019, the Company entered into agreements for derivatives operations with Banco MUFG Brasil S.A., in the total volume of BRL 270 million, with 95.95%, 95.5% and 96.3% CDI interest rates and maturities on June 22 and August 14, 2023.

On August 10, 13, 16, 20, 2018, the Company entered into agreements for derivatives operations with Banco Morgan Stanley S.A., in the total volume of BRL 2.5 billion, with 4.069%, 4.057%, 4.066% and 4.054% yearly interest rates and maturity on January 2, 2024.

On July 31 and August 31, 2018, the Company entered into agreements for derivatives operations with Banco Safra S.A., in the total volume of BRL 1.5 billion, with 5.705% and 5.60% yearly interest rates and maturity on July 31 and August 28, 2026.

Between 2018, 2019 and 2020, the Company entered into agreements for derivatives operations with Banco Santander (Brasil) S.A., in the total volume of BRL 2 billion, with a 96% CDI interest rate, and an additional yearly interest rate between 3.20% and 4.074%, and maturities between January 2022 and June 2025.

Between 2018 and 2019, the Company entered into agreements for derivatives operations with Banco Itaú Unibanco S.A., in the total volume of BRL 4.6 billion, with a 97.38% CDI interest rate, and an additional yearly interest rate between 3.34% and 5.79% and maturities between January 2022 and July 2025.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Amortizations

The repayment schedule of the financial obligations in effect on December 31, 2020, as well as the exposure of the Company’s debt by indexes, is shown below:

Type and Index Exposure on December 31, 2020

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(ii)            other long-term relationships with financial institutions

Although there are no other debt-related contracts than the one described above, the Company maintains commercial relationships with the main financial agents in the market, aiming at the ready access to credit lines for eventual demands for working capital and investment financing.

(iii)            Degree of subordination between debts

As of December 31, 2020 and December 31, 2019 and 2018, the Company's indebtedness was comprised of debts with collateral and unsecured debts, with no subordination contractual clause. Accordingly, in the event of universal creditors' disagreement, the subordination between the obligations recorded in the financial statements will occur in the following order, in accordance with Law No. 11,101, of February 9, 2005, as amended: (i) labor claims; (ii) credits with real guarantee up to the limit of the value of the recorded asset; (iii) tax credits; (iv) credits with special privilege as provided for in Law No. 11,101/2005; (v) credits with general privilege as provided for in Law No. 11,101/2005; (vi) unsecured credits; (vii) fines and financial penalties; and (viii) subordinated credits.

(iv)             any restrictions imposed on the Company, in particular, in relation to debt limits and contracting of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as if the issuer has been complying with these restrictions.

The Company does not currently have financial covenants in its financing agreements. In certain financing agreements, there are clauses of non-financial covenants, including, but not limited to, restrictions on the sale of control. These clauses provide essentially for the maximum level of assignment of receivables, guarantees to third parties and sale of operating assets, which are also in compliance.

Additionally, the Company has financial contracts with BNDES, in which there are certain restrictions and specific obligations, such as (i) prior consent of BNDES for merger, spin-off, dissolution, incorporation, reduction or delisting or change in effective control, direct or indirect, of the Company, or any other corporate restructuring process involving the Company; (ii) inclusion of BNDES in corporate agreements, articles of association, or corporate agreement of a device that results in restrictions or losses on the ability to pay the financial obligations assumed by the Company.

The Company, in the normal course of its operations, has complied with all applicable contractual provisions and claims to be in compliance with all obligations assumed in its financial contracts.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

g) Limits of financing contracted and percentage already used

On December 31, 2020, there were two agreements in effect with balances pending disbursement and with limits utilization. The agreements are as follows:

Financial Agent	Agreement	Financing	Indexer	Interest Rate: (%p.a.)	Maturity Date	Disbursements made		Available Balance
						Amount	%	Amount	%
BNDES	Credit Limit	BRL 706 milion	TLP	IPCA + 3.6 % p.a.	11/16/2034	BRL 400 million	56.66%	BRL 306 million	43.34%
BNDES	Credit Limit	BRL 480 million	SELIC	SELIC + 1.96 % p.a.	02/15/2040	BRL 480 million	100%	-	-

h) Significant changes in each item of the financial statements

Basis of preparation and presentation

Comparative Analysis of the Consolidated Results

Comparative Analysis of Consolidated Results – Twelve-month periods ended on December 31, 2020 and 2019

Net Revenue

Suzano’s net revenue in the period of twelve months ended on December 31, 2020 was BRL 30,460.3 million, 17.1 % higher than net revenue recorded for the twelve-month period ended December 31, 2019, of BRL 26,013.0 million, as a result of (i) an increase in sales volume by 12%, and (ii) depreciation of exchange rate between Real and Dollar in the period in question.

The net revenue obtained from the sales of pulp in the period of twelve months ended on December 31, 2020 totaled BRL 25,578.3 million, 21.6 % higher than the revenue recorded in the period of twelve months ended on December 31, 2019, due to (i) an increase in sales volume by 15%, and (ii) depreciation of the exchange rate of Real x Dollar in the period in question. Revenue from pulp represented 80.8% of total revenue for the twelve-month period ended December 31, 2019, compared to 84.0% for the twelve-month period ended December 31, 2020.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

The export revenue from pulp was BRL 23,968.8 million in the twelve-month period ended on December 31, 2020, 24.9% higher than the export of pulp in the twelve-month period ended on December 31, 2019, due to (i) a 17.0% increase in sales volume; and (ii) depreciation of the exchange rate of Real x Dollar in the period in question.

International average net price of pulp in the twelve-month period ended December 31, 2020 decreased 18%, from US$ 567/ton in the twelve-month period ended December 31, 2019 to US$ 463/ton in 2020. In the domestic market, the average net price of pulp decreased by 7%, from BRL 2,207/ton in the twelve-month period ended December 31, 2019 to BRL 2,046,0/ton in the same period in 2020.

Net revenue from paper sales in the twelve-month period ended December 31, 2020 totaled R$ 4,882.0 million, 2.1% less than the same period last year. Of this revenue, 68.8% derived from sales in the domestic market and 31.2% from the foreign market. Domestic market net revenue decreased by 3.5% in relation to the twelve-month period ended on December 31, 2019, mainly impacted by the lower sales volume by 6% due to the global scenario of COVID-19.

The average international net paper price in the twelve-month period ended December 31, 2020 was US$ 788.0/ton, 16.7% lower than the price in the same period in 2019. In the domestic market, the average price registered was R$ 4,188.2/ton in the twelve-month period ended on December 31, 2020, 2.7% above the price of the same period in 2019.

Cost of Sales (“SoS”)

The cost of products sold by Suzano in the twelve-month period ended December 31, 2020 totaled BRL 18,966.3 million, 8.6% lower than that recorded in the same period in 2019, of BRL 20,743.5 million, due, mainly, to an 85% drop in the amortization of inventory gains, resulting from the business combination with Fibria, in the amount of BRL 2,409.1 million in the twelve-month period ended on December 31, 2019. This gain was partially offset operating expenses to combat COVID-19 of BRL 95.0 million.

Gross profit

Due to the reasons explained above, the gross profit for the twelve-month period ended December 31, 2020 was BRL 11,493.9 million, 118.1% higher than the gross profit for the same period in 2019, of BRL 5,269.5 million. Suzano's gross margin increased from 20.3% in the twelve-month period ended December 31, 2019, to 37.7% for the same period in 2020, due to the reasons previously explained.

Selling and Administrative Expenses

Suzano's selling expenses totaled BRL 2,174.7 million in the twelve-month period ended December 31, 2020, 14.1% higher than the amount recorded in the same period in 2019, of BRL 1,905.3 million. The variation can be explained by the BRL 234.5 million increase in logistics expenses, which was impacted by the higher sales volume in the period, in addition to the depreciation of the Real x Dollar exchange rate in the period in question.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Suzano's general and administrative expenses totaled BRL 1,443.2 million in the twelve-month period ended December 31, 2020, 23.0% higher than the amount recorded in the same period of 2019 of BRL 1,173.4 million. The variation can be explained by the increase in personnel expenses in the amount of BRL 219.8 million, in addition to expenses with donations of BRL 48.6 million and additional operating expenses of BRL 41.1 million, both related to COVID- 19.

Other Operating Expenses/Income

Suzano's other net operating expenses/incomes totaled BRL 531.2 million in revenue in the twelve-month period ended December 31, 2020, compared to a revenue of BRL 405.8 million in the same period in 2019. The variation The balance refers mainly to the adjustment of the fair value of the biological asset, which was BRL 281.1 million higher in the twelve-month period ended on December 31, 2020, partially offset by a gain in the twelve-month period ended on December 31, 2020. December 2019 of BRL 128.1 million related to the exclusion of ICMS from the PIS/COFINS base, a gain that was not observed in 2020.

Net Financial Result

The net financial result was negative by BRL 26,085.5 million in the twelve-month period ended on December 31, 2020, compared to the negative result of BRL 6,725.8 million in the same period in 2019. This result mainly reflects an increase expenses with derivative financial instruments of BRL 8,347.4 million and an increase in expenses with monetary and foreign exchange variations of BRL 10,566.1 million. Contributed to this result, the exchange rate variation on the balance sheet exposure between the opening of January 2020 and the closing of the month of December 2020, with accounting impact on foreign currency debt, but with cash effect only on maturities or amortizations of debt.

Income tax and social contribution on profit

Suzano's income tax and social contribution in the twelve-month period ended December 31, 2020 was creditor of BRL 6,927.2 million, compared to a credit of BRL 1,282.5 million in the same period of 2019. The increase it is due to the increase in pre-tax loss as a result of a high financial loss in the period.

Net Profit (Loss)

Due to the reasons above, Suzano recorded a net loss of BRL 10,714.9 million in the twelve-month period ended December 31, 2020, compared to a net loss of BRL 2,814.7 million recorded in the same period of the previous year. This result was impacted by the facts already mentioned above.

Comparative Analysis of Consolidated Results – Twelve-month periods ended on December 31, 2019 and 2018

Net Revenue

Suzano’s net revenue in 2019 was BRL 26,013.0 million, 93.6 % higher than net revenue recorded in 2018, of BRL 13,437.3 million, as a result of (i) increase in revenue due to the acquisition of Fibria, which presented net revenue of BRL 18,264.5 million in 2018, and (ii) the depreciation of the exchange rate of Real vs. Dollar in the period in question. These effects were partially offset by the depreciation of the list price of pulp in US dollars.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

The net revenue obtained from the sales of pulp in 2019 totaled BRL 21,027.7 million, 139.4 % higher than the revenue recorded in 2018, due to (i) an increase in revenue due to the acquisition of Fibria, which recorded net revenue of BRL 18,167.3 million in 2018, and (ii) depreciation of the exchange rate of Real vs. Dollar currency in the period in question. These effects were partially offset by the devaluation of the pulp list price in dollars. The revenue from cellulose represented 65.3% of the total revenues in 2018, compared to 80.8% in 2019.

The export revenue from pulp in 2019 was BRL 19,193.8, 138.8% higher than the export of cellulose in 2018, due to (i) increase of the revenue as a result of acquisition of Fibria, which recorded export net revenue of BRL 16,530.2 million in 2018; and (ii) exchange rate depreciation of the Real x Dollar currency in the period in question. These effects were partially offset by the devaluation of pulp list price in dollar. Export revenues accounted for 73.8% in the year 2019.

International average net price of pulp in 2019 decreased 24%, from US$ 751/ton in 2018 to US$ 746/ton in 2019. In the domestic market, the average net price of pulp decreased by 12%, from BRL 2,498/ton in 2018 to BRL 2,207/ton in 2019.

The net revenue from the paper sales in 2019 totaled BRL 4,985.3 million, 7.1% higher than the previous year. Of this revenue, 69.8% derived from sales in the domestic market and 30.2% from the foreign market. The breakdown of Suzano’s total revenue from paper sales in 2019 was 84.1% in South and Central America (including Brazil), 7.7% in North America and 8.2% in other regions. The net revenue from the domestic market increased by 5.4% compared to the year 2018, impacted mainly by the Brazilian macroeconomic scenario, and export net income increased by 11.2% reflecting the higher sales volume and due to the depreciation of the exchange rate of Real vs. Dollar in the period in question.

The international average net price in 2019 was US$ 946/ton, 4% lower than the priced in 2018. In the domestic market, the average price recorded in 2019 was BRL 4,078/ton, 8% above the price of 2018.

Cost of Sales (“SoS”)

The cost of sales by Suzano in 2019 totaled BRL 20,743.5 million, 199.8% higher than that recorded in 2018, of BRL 6,918.3 million, mainly due to (i) the consolidation of Fibria, which had a cost of sales of BRL 9,904.4 million, in 2018; (ii) BRL 2,844.7 million in repayment of the fair value adjustment related to the acquisition of Fibria and Facepa; (iii) an increase in variable costs of BRL 6,869.8 million; (iv) higher volume of stops and; (v) higher freight cost per ton.

Gross profit

Due to the reasons explained above and due to the consolidation of Fibria, which in 2018 had a gross profit of BRL 8,360 million, Suzano’s gross profit was BRL 5,269.5 million in 2019, 19.2% lower than the gross profit of 2018, of BRL 6,519.0 million. Suzano’s gross margin decreased from 48.5% in 2018 to 20.3% in 2019, mainly due to the reduction in the pulp price in dollars.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Selling and Administrative Expenses

Suzano’s selling expenses totaled BRL 1,905.3 million in 2019, 218.2% higher than the amount recorded in 2018 of BRL 598,7 million, and the index “selling expenses on net revenue” was 7.3%. The variation can be explained by (i) the consolidation of Fibria, which had in 2018 an expense with sales of BRL 812.8 million, and (ii) BRL 820.7 million related to the repayment of the fair value adjustment of the Fibria acquisition.

The Suzano’s administrative expenses totaled BRL 1173.4 million in 2019, 42.2% more than the amount recorded in 2018 of BRL 825.2 million. The index “administrative expenses on net revenue” remained at 4.5%. This variation is mainly due to (i) the consolidation of Fibria, which had a total of general and administrative expenses of BRL 392.1 million in 2018, (ii) increase of BRL 172.9 million in personnel expenses, (iii) an increase of BRL 88.3 million in services and (iv) an increase of BRL 95.6 million in other expenses which includes corporate expenses, insurance, materials (use and consumption), social projects and donations, travel and accomodation in 2019 compared to the same period in 2018.

Other Operating Expenses/Income

Other net operating expenses/income of Suzano totaled BRL 405.8 million of revenue in the year 2019, compared to the expense of BRL 96.9 million in 2018. The variation in the balance mainly refers to (i) an increase in the amount of BRL 314.6 thousand million in the adjustment of the fair value of biological assets due to the change in accounting practices (ii) a gain of BRL 87.0 million from the sale of legal credit (credits Eletrobras - Centrais Elétricas Brasileiras S.A.) in the year 2019 and (iii) in 2019 Suzano received final court decisions favorable related to the request of exclusion of ICMS from the PIS and COFINS tax base, so in the fourth quarter of 2019, Suzano recorded an asset of BRL 128.1 million related to credit of PIS and COFINS in the Taxes to be Recovered account and a gain in the result account of “Other operating income”.

Net Financial Result

The net financial result was negative by BRL 6,726 million in 2019, compared to the negative result of BRL 4,842.5 million in 2018. This result mainly reflects (a) an increase of interest on financing and borrowings by BRL 2,325.3 million, due to the higher volume of funding already mentioned above (b) the increase of monetary and foreign exchange variation expenses in the amount of 898.3 million due the exchange rate variation on the balance sheet exposure between the opening and closing of the year, with an accounting impact on foreign currency debt, but with cash effect only on debt maturities or repayments, (c) decrease in the result of operations with derivatives in the amount of BRL 1,659.9 million.

Income tax and social contribution on profit

The income tax and social contribution of Suzano in the year 2019 was creditor of BRL 1,282.5 million, compared to a credit of BRL 154.5 million in the year 2018. The increase is due to the increase in loss before tax.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Net Profit (Loss)

Due to the reasons above, Suzano recorded a net loss of BRL 2,814.7 million in 2019, compared to the net profit of BRL 318,5 million recorded in the previous year. This result was impacted by the facts already mentioned above.

Suzano’s net income (loss) before taxes decreased BRL 4,260.4 million, from a gain of BRL 163.2 million in 2018 to a loss of -BRL 4,097.2 million in the same period of 2019.

Comparative Analysis of Consolidated Results - Years ended on December 31, 2018 and 2017

Net Revenue

Suzano

The net revenue of Suzano in 2018 was BRL 13,437.3 billion, 27.7% higher than net revenue recorded in 2017, of BRL 10,520,8 million , a result of the appreciation of the hardwood pulp list price (Average FOEX in Europe in 2016 was US$ 1,037 vs. US$ 819 in 2017), of the implementation of the increase in paper prices in the domestic and international markets and the exchange rate variation in the period.

The net revenue obtained from the sales of pulp in 2018 totaled BRL 8,783.3 million, 26.9% higher than the revenue recorded in 2017, due to the increase in the international pulp price, impacted by the appreciation of the Dollar. The net revenue derived from cellulose exports in 2018 was BRL 8,038.7 million, 27.7% higher than the previous year. In 2018, the share of pulp revenue from exports was 91.5% and the domestic market was 8.5%. Suzano’s revenue from sales of pulp in 2018 was 43.7% from Asia, 32.0% from Europe, 15.3% from North America and 9.0% from Latin America. As for distribution for final use, 63% of pulp sales were destined for the production of paper for sanitary purposes, 13% for printing & writing papers, 15% for special papers and 7% for packaging. The average net pulp sales price reached US$ 745.0/ton in 2018, 24.6% higher than the value recorded in 2017. In Reais, the average net price was BRL 2,772/ton, 42.7% higher to that practiced in 2017.

Net revenue from paper sales in 2018 totaled BRL 4,660.1 million, 29.9% higher than the previous year. Of this revenue, 71% derived from sales in the domestic market and 29% from the foreign market. The breakdown of Suzano’s total revenue from paper sales in 2018 was 87,6% in South and Central America (including Brazil), 4.5% in North America and 7.9% in more regions. Domestic market net revenue increased by 27.3% in 2018 compared to 2017, mainly impacted by the Brazilian macroeconomic scenario, and net export revenue increased by 27.4%, reflecting the lower price of exported paper.

The net paper average price in 2018 was BRL 3,074/ton, 1.7% lower than the price in 2017. In Reais, the average price recorded in the foreign market in 2018 was BRL 2,839/ton, 8.5% below of the 2017 price.

Fibra

Fibria’s net sales revenue increased 55.6%, or BRL 6,525.3 million, from BRL 11,739.2 million in the year ended December 31, 2017 to BRL 18,264.5 million in the corresponding period in 2018, driven by a 25% increase in average dollar prices by the appreciation of the dollar against the real and by the 11% increase in sales volume.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Cost of Sales (“SoS”)

Suzano

Suzano’s cost of sales in 2018 totaled BRL 6,918.3 million, 7.3% higher than in 2017, of BRL 6,449.5 million, mainly due to the structure of Consumer Goods and the higher price of industrial inputs. The unitary SOS in 2018 was BRL 1,544/ton compared to 2017, which was BRL 1,345/ton.

Fibria

Fibria’s cost of sales (SoS) in 2018 totaled BRL 9.9 billion, an increase of 20.1% over 2017, mainly due to the higher volume sold by Fibria and the higher logistical cost, arising out the increase in volumes sales to Asia, the appreciation of the average dollar against the real of 18% and higher sales volume of pulp produced in Horizonte 2. This last factor is explained by the fact that the new production line is located more in the countryside when compared to other plants (greater average distance to the port).

Gross profit

Suzano

Due to the reasons explained above, Suzano’s gross profit was BRL 6,519.0 million in 2018, 60.1% higher than the 2017 gross profit of BRL 4,071.3 million.

Fibria

Fibria’s gross profit increased 139.5%, or BRL 4,869.3 million, from BRL 3,490.7 million in the year ended December 31, 2017 to BRL 8,360.0 million in the corresponding period in 2018, due to factors mentioned above. Fibria’s gross margin for the twelve-month period ended December 31, 2018 was 45.8%, compared to 29.7% in the corresponding period of 2017. This increase is mainly due to higher hardwood pulp price in dollar, a weaker Real and the increase in sales volume.

Selling and Administrative Expenses

Suzano

Suzano’s selling expenses totaled BRL 598.7 million in 2018, 39.0% higher than the amount recorded in 2017 of BRL 430.8 million and the “selling expenses on net revenue” ratio was 4.5%. The variation can be explained by the structuring of the Consumer Goods area from the acquisition of Facepa, expenses with Suzano Austria and expenses with labor for the commercial area.

Suzano’s administrative expenses totaled BRL 825.2 million in 2018, 56.0% higher than the amount recorded in 2017 of BRL 529.0 million. The “administrative expenses on net revenue” ratio was 6.1%. This variation is mainly due to the acquisition of Facepa, expenses with labor, expenses with consultancy for the issuance of ADRs and for the acquisition of Fibria, expenses with variable remuneration of ILP, Stock Options and additional expenses for payment of Profit Sharing bonus for employees.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Fibria

Fibria’s selling expenses in 2018 totaled BRL 812.8 million, an increase of 48.5% in relation to the previous year. This increase is mainly explained by (i) increase in sales volume, due to the new production line Horizonte 2; and (ii) the sales mix, given the higher volume of pulp disposal of the Horizonte 2 line, which has higher costs than the average of the other units. Administrative expenses in 2018 totaled BRL 392.1 million, an increase of 37.2% in relation to 2017. This result is mainly due to higher expenses with consultancy services related to the transaction with Suzano and salaries and charges.

Other Operating Income/Expenses

Suzano

Suzano’s other net operating income/expenses totaled BRL 96.9 million in expenses in 2018, mainly impacted by the negative adjustment of the fair value of biological assets, which totaled BRL 129.2 million (without cash effect), compared to the income of BRL 140.5 million in 2017. The adjustment mainly reflects the increase in the gross price of the wood in the States of Maranhão and Pará, partially offset by the reduction in forest productivity, in addition to other operational and economic effects such as variation in the planted area, inflation, discount rate, future costs of forest formation, among others.

Fibria

Other operating expenses of Fibria in 2018 totaled BRL 434.4 million, an increase of 27.9% compared to 2017. The variation is mainly explained by: (i) higher expenses for variable compensation, in turn impacted by the obligation arising out the transaction with Suzano; and (ii) the increase in contingencies and the write-off of assets, partially offset by the lower expense arising out the revaluation of biological assets.

Net Financial Result

Suzano

Suzano’s net financial result was negative by BRL 4,842.5 million in 2018, compared to the negative result of BRL 1,018.9 million in 2017. This result mainly reflects, (a) the increase monetary and exchange variations, in the amount of BRL 887.2 million, due to the exchange rate variation on the balance sheet exposure between the opening and closing of the year, with accounting impact on foreign currency debt, but with cash effect only on debt maturities or repayments, (b) the increase in the result of operations with derivatives in the amount of BRL 2,808.5 million.

The financial expense in 2018 was BRL 1,481.1 million, 21.5% higher than the expense recorded in 2017. This increase is due to all the costs inherent in funding the combination of assets with Fibria.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Fibria

Fibria’s net financial result in 2018 was negative by BRL 2,905.9 million, compared to the negative result of BRL 782.7 million in the year ended December 31, 2017. This variation was mainly due to the effect of the exchange variation in the portion of the Company’s indebtedness pegged to the Dollar (which in the period had a 17.1% appreciation against the real) and the negative mark-to-market result of derivative financial instruments in 2018, when compared to a positive result in 2017.

Income tax and social contribution on profit

Suzano

Suzano’s income tax and social contribution in 2018 was a creditor in BRL 155.2 million, compared to an expense of BRL 431.6 million in 2017.

In 2018, BRL 327.0 million was disbursed to pay taxes. The amount is less than reported in the financial statement due to the Company’s tax benefits.

Fibria

Fibria’s income tax increased by BRL 313.8 million in 2018, from an expense of BRL 442.1 million in the year ended December 31, 2017, compared to an expense of BRL 755.9 million during the corresponding period in 2018.

Net Profit (Loss)

Suzano

Due to the above reasons, Suzano recorded net profit of BRL 318.5 million in 2018, compared to the net profit of BRL 1,807.4 million recorded in the previous year.

Fibra

The Profit net (loss) of Fibria before taxes increased by BRL 2,280.1 billion, a gain of BRL 1,535.4 billion in the fiscal year ended December 31, 2017 to a gain of BRL 3,815.5 billion in the same period of 2018.

Fibria’s net income increased 179.8%, or BRL 1,966.3 million, from BRL 1,093.3 million in net income for the year ended December 31, 2017, to BRL 3,059.6 million in the corresponding period in 2018. Fibria’s dividends increased by BRL 2,650.8 million, from BRL 394.8 million in net income for the year ended December 31, 2017 to BRL 3,045.6 million in the corresponding period in 2018.Of the total dividend payments for the year ended December 31, 2018, BRL 262.3 million correspond to mandatory minimum dividends and BRL 2,783.3 million to extraordinary dividends. The latter reflects Fibria’s strong cash generation in the year ended December 31, 2018.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Comparative Analysis of Consolidated Balance Sheets

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Consolidated (amounts expressed in millions of reais)						Variations			
LIABILITIES	December 31, 2020	%	December 31, 2019	%	December 31, 2018	%	dec 31,20 x dec 31,19	%	dec 31,19 x dec 31,18	%
CURRENT										
Trade accounts payable	2.361,1	2,3%	2.376,5	2,4%	632,6	1,2%	(15,4)	-0,6%	1.743,9	275,7%
Loans, financing and debentures	2.043,4	2,0%	6.228,0	6,4%	3.426,7	6,4%	(4.184,6)	-67,2%	2.801,3	81,7%
Lease liabilities	620,2	0,6%	656,8	0,7%	0,0	0,0%	(36,7)	-5,6%	656,8	0,0%
Derivative financial instruments	1.991,1	2,0%	893,4	0,9%	596,5	1,1%	1.097,7	122,9%	296,9	49,8%
Taxes payable	170,5	0,2%	307,6	0,3%	243,8	0,5%	(137,2)	-44,6%	63,8	26,2%
Payroll and charges	492,7	0,5%	400,4	0,4%	234,2	0,4%	92,3	23,0%	166,2	0,0%
Liabilities for assets acquisitions and subsidiaries	101,5	0,1%	94,4	0,1%	477,0	0,9%	7,1	7,5%	(382,5)	-80,2%
Dividends payable	6,2	0,0%	5,7	0,0%	5,4	0,0%	0,5	9,0%	0,3	5,3%
Advance from customers	25,2	0,0%	60,0	0,1%	75,2	0,1%	(34,8)	-58,0%	(15,2)	-20,2%
Other liabilities	360,9	0,4%	456,3	0,5%	367,3	0,7%	(95,4)	-20,9%	89,0	24,2%
Total current liabilities	8.172,8	8,0%	11.479,2	11,7%	6.058,7	11,2%	(3.306,4)	-28,8%	5.420,5	89,5%
NON-CURRENT										
Loans, financing and debentures	70.856,5	69,6%	57.456,4	58,7%	32.310,8	59,9%	13.400,1	23,3%	25.145,6	0,0%
Lease liabilities	4.571,6	4,5%	3.327,2	3,4%	0,0	0,0%	1.244,4	37,4%	3.327,2	0,0%
Derivative financial instruments	6.126,3	6,0%	2.024,5	2,1%	1.040,2	1,9%	4.101,8	202,6%	984,3	94,6%
Liabilities for assets acquisitions and subsidiaries	400,7	0,4%	447,2	0,5%	515,6	1,0%	(46,5)	-10,4%	(68,4)	-13,3%
Provision for judicial liabilities	3.256,0	3,2%	3.512,5	3,6%	351,3	0,7%	(256,5)	-7,3%	3.161,2	899,9%
Employee benefit plans	785,0	0,8%	736,2	0,8%	430,4	0,8%	48,9	6,6%	305,8	71,0%
Deferred taxes	0,6	0,0%	578,9	0,6%	1.038,1	1,9%	(578,3)	-99,9%	(459,3)	-44,2%
Share-based compensation plans	195,1	0,2%	136,5	0,1%	124,3	0,2%	58,6	43,0%	12,2	9,8%
Other liabilities	98,8	0,1%	121,7	0,1%	37,3	0,1%	(23,0)	-18,9%	84,4	226,0%
Total non-current liabilities	86.290,5	84,8%	68.341,1	69,8%	35.848,0	66,5%	17.949,5	26,3%	32.493,0	90,6%
EQUITY										
Share Capital	9.235,5	9,1%	9.235,5	9,4%	6.241,8	11,6%	-	0,0%	2.993,8	48,0%
Capital reserves	10,6	0,0%	6.416,9	6,6%	674,2	1,3%	(6.406,3)	-99,8%	5.742,6	851,7%
Treasury shares	-218,3	-0,2%	-218,3	-0,2%	-218,3	-0,4%	-	0,0%	-	0,0%
Retained earnings reserves	0,0	0,0%	317,1	0,3%	2.992,6	5,5%	(317,1)	-100,0%	(2.675,4)	-89,4%
Other reserves	2.129,9	2,1%	2.221,3	2,3%	2.321,7	4,3%	(91,4)	-4,1%	(100,4)	-4,3%
Retained loss	-3.926,0	-3,9%	0,0	0,0%	0,0	0,0%	(3.926,0)	0,0%	-	0,0%
Controlling Shareholder's	7.231,8	7,1%	17.972,6	18,4%	12.012,0	22,3%	(10.740,8)	-59,8%	5.960,6	49,6%
Non-controlling interest	105,6	0,1%	115,3	0,1%	13,9	0,0%	(9,7)	-8,4%	101,4	728,1%
Total equity	7.337,4	7,2%	18.088,0	18,5%	12.025,9	22,3%	(10.750,5)	-59,4%	6.062,0	50,4%
TOTAL LIABILITIES AND EQUITY	101.800,8	100,0%	97.908,2	100,0%	53.932,6	100,0%	3.892,6	4,0%	43.975,6	81,5%

Comparative Analysis of the Consolidated Balance Sheets - On December 31, 2020 and 2019

Current assets

Current assets were BRL 17,958.0 million on December 31, 2020, compared with a balance of BRL 18,884.2 million on December 31, 2019, representing the decrease of 4.9% or BRL 926,2 million. The participation of current assets on December 31, 2020, representing 17.6% of the total assets, compared to 19,3% on December 31, 2019.

The variation occurred mainly due to the decrease of BRL 676.3 million in inventories, mainly due to the reduction of BRL 1,148.4 million in inventories of finished pulp product related to the sale above the volume produced in exchange for the increase of BRL 403, 1 million of raw material inventories for the maintenance of the logistic chain, of BRL 590.4 million of taxes to be recovered mainly due to the reduction of BRL 363.7 million in income tax for the compensation with social security and withholding income tax from third parties, of BRL 352.6 million of cash and cash equivalents and short-term investments and an increase of BRL 403.8 million in other assets resulting from the sale of wood by BRL 200.0 million from the sale of ICMS/ES credits net of negative goodwill of 7% in the amount of BRL 129.0 million, BRL 313.3 million of assets held for sale arising from the sale of rural properties and forests (standing wood) resulting from the transaction with Bracell and Turvinho, disclosed in note 1.2.2. of the 2020 financial statement.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Non-current assets

Non-current assets were BRL 83,842.8 million on December 31, 2020 and BRL 79,024.0 million on December 31, 2019, representing an increase of 6.1% or BRL 4,818.8 million.

The variation occurred mainly due to the increase of BRL 6,543.0 million in deferred income tax and social contribution, mainly related to the exchange variation of BRL 4,111.00 million and losses with derivatives of BRL 1,685.4 and a decrease of BRL 1,964 , 1 million in fixed assets, mainly due to the amortization of a capital gain of BRL 836.4.

Current Liabilities

Current liabilities were BRL 8,172.8 million on December 31, 2020, compared to a balance of BRL 11,479.1 million on December 31, 2019, representing a decrease of 28.8% or BRL 3,306.4 million. The share of current liabilities in relation to total liabilities on December 31, 2020, was 8.0% compared to 11.7% on December 31, 2019.

The variance occurred mainly due to the increase of BRL 1,743.9 in suppliers, BRL 2,801.2 million in financing and borrowings and BRL 656.8 million in payable lease accounts arising out of the adoption of IFRS 16.

The variation was mainly due to the decrease of BRL 4,184.6 in loans, financing and debentures, mainly due to the settlement of the Agribusiness Receivables Certificate and Export Prepayment and BRL 137.2 million in taxes payable, mainly, federal taxes BRL 121.9 million, and an increase of BRL 1,097.7 million in derivative financial instruments, mainly due to the loss on derivatives through mark-to-market due to the increase in the dollar exchange rate on December 31, 2020.

Non-current liabilities

Non-current liabilities were BRL 86,290.5 million on December 31, 2020, compared to a balance of BRL 68,341.0 million on December 31, 2019, which represented an increase of 26.3 % or BRL17,949,5 million. The participation of current liabilities with respect to the total liabilities became 84.8% on December 31, 2020, compared to 69.8% on December 31, 2019.

The variation was due to the increase of BRL 13,400.1 million in loans, financing and debentures, mainly due to the contracting of Senior notes (Bonds) and Prepayment of exports, BRL 4,101.8 in derivative financial instruments, mainly due to the loss on derivatives by mark-to-market due to the increase in the dollar exchange rate on December 31, 2020, BRL 1,244.4 in accounts payable for lease, mainly due to the addition of BRL 858.1 of land and land, and decrease of BRL 578.3 million in deferred income tax and social contribution.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Net Equity

The net equity was BRL 7,337.4 million on December 31, 2020, compared to a balance of BRL 18,088.0 million on December 31, 2019, representing a decrease of 59.4% or BRL 10,750.5 million. Equity participation increased to 7.2% of total liabilities on December 31, 2020, compared to a percentage of 18.5% on December 31, 2019.

The variation was mainly due to the loss for the year of BRL 10,714.9, absorbing BRL 6,406.3 of the capital reserve balance and BRL 317.1 million of the profit reserve balance. An accumulated loss balance of BRL 3,926.0 was also recorded.

Comparative Analysis of the Consolidated Balance Sheets - On December 31, 2019 and 2018

Current assets

Current assets were BRL 18,884.2 million on December 31, 2019, compared with a balance of BRL 30,798.9 million on December 31, 2018, representing the decrease of 38.7% or BRL 11.914,7 million. The participation of current assets on December 31, 2019, representing 19.3% of the total assets, compared to 57,1% on December 31, 2018.

The variance occurred mainly due to the decrease of BRL 14,947.9 million of financial investments, used mainly in the financial settlement of the operation with Fibria, and an increase of BRL 2,832.5 million in inventories.

Non-current assets

Non-current assets were BRL 79,023.9 million on December 31, 2019 and BRL 23.133,8 million on December 31, 2018, representing an increase of 241,6% or BRL 55,890.1 million.

The variance occurred mainly due to the increase of BRL 5,635.6 million in biological assets, BRL 24,100.6 million in fixed assets, BRL 17,372.9 million in intangible assets, BRL 3,850.2 in right of use BRL 2,134.0 in deferred income tax and social contribution, related mainly to purchase balances in operation with Fibria.

Current Liabilities

Current liabilities were BRL 11.479.1 million on December 31, 2019, compared to a balance of BRL 6.058.7 million on December 31, 2018, representing an increase of 89.4% or BRL 5.420.4 million. The participation of liabilities in relation to total liabilities on 31 December 2019 was 11.7% compared to 11.0% on December 31 2018.

The variance occurred mainly due to the increase of BRL 1,743.9 in suppliers, BRL 2.801.2 million in financing and borrowings and BRL 656.8 million in payable lease accounts arising out the adoption of IFRS 16.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Non-current liabilities

Non-current liabilities were BRL 68,341.0 million on December 31, 2019, compared to a balance of BRL 35,848.0 million on December 31, 2018, which represented an increase of 90.6 % or BRL 32,493,0 million. The participation of current liabilities with respect to the total liabilities became 69.8% on December 31, 2019, compared to 66.5% on December 31, 2018.

The variation was due to the increase of BRL 25,145.5 million in borrowings, financing and debentures, BRL 3,327.2 in lease payable accounts due to the adoption of the IFRS 16, BRL 984.3 million in unrealized losses on derivative transactions and BRL 3,161,2 in provision for court liabilities.

Net Equity

The net equity was BRL 18,087.9 million on December 31, 2019, compared to a balance of BRL 12,025.9 million on December 31, 2018, representing an increase of 50.4% or BRL 6,062.0 million. The participation of net equity increased to 18.5% of total liabilities on December 31, 2019, compared to a percentage of 22.3% in December 2018.

The variation was due to increases of BRL 2,993.7 in the capital, BRL 5,742.6 million in capital reserve both arising from issuance of common shares in connection with the business combination with Fibria and decreased BRL 2,675.4 million in revenue reserves arising out loss absorption for the year.

Comparative Analysis of Consolidated Cash Flows

Comparative Analysis of Cash Flow Statements - fiscal years ended December 31, 2020, 2019 and 2018

Operating Activities

Consolidated

Operating activities generated net cash in the amount of BRL 13,124.6 in fiscal year 2020. This generation is mainly associated with a gross profit of BRL 11,493.9 and an improvement in working capital in the accounts receivable, inventories and Providers.

Operating activities generated net cash in the amount of BRL 7,576.4 million in the fiscal year of 2019. This generation is mainly associated with a gross profit of BRL 5,269.5 and an improvement in working capital in the accounts index of receivable accounts and inventories.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Suzano

Operating activities generated net cash in the amount of BRL 5,169.4 million in the fiscal year of 2018, and BRL 3,067.9 million in the fiscal year of 2017. The increases observed in the comparative periods are mainly associated with the increase in the net revenue from the sale of pulp and paper due to the increases in sales volumes, the increases in the sale prices of pulp and paper in the national and international markets and, depreciation of the Real against the US currency.

Fibria

The cash flow of Fibria generated by operating activities was BRL 6,873.7 million in the fiscal year of 2018, compared to US$ 4,105.8 million in the fiscal year of 2017, an increase of 67.4%. In 2018, Fibria posted a profit of BRL 3,815.5 million before income tax, compared to a revenue of BRL 1,535.4 million in 2017. The net cash flow generated by operating activities was mainly impacted by the increase of 55.6% of net revenue in the year, mainly due to the 25% increase in the net price of pulp in dollars of a 9% increase in sales volume and a 14% appreciation in the average exchange rate between 2017 and 2018.

Investing Activities

Consolidated

In 2020, investment activities consumed net cash of BRL 736.4. The amount invested is mainly composed of the acquisition of fixed assets in the amount of BRL 1,503.2 and the acquisition of biological assets in the amount of BRL 3,392.2, offset by the inverse effect of BRL 3,841.4 from financial investments, net.

In the fiscal year of 2019, investment activities consumed net cash of BRL 11,695.0 million. The amount invested comprises mainly the acquisition of Fibria of BRL 26,002.5 and acquisition of fixed, intangible and biological assets in the amount of BRL 4,868.4 million, offset by the reverse effect of BRL 19,378.9 million of financial investments, net.

Suzano

In the fiscal year of 2018, investment activities consumed net cash in the amount of BRL 21,961.3 million, and in the fiscal year of 2017, net cash in the amount of BRL 1,008.3 million was consumed. The total amount invested in 2018 is mainly composed of: (i) BRL 1,251.5 million related to the acquisition of fixed assets; (ii) BRL 1,165.0 million related to the acquisition of biological assets acquired under the contract with Duratex, and (iii) BRL 19,340.0 million related to the balance of investments recorded for financial settlement of the operation with Fibria.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Fibria

Fibria’s investment activities used net cash of BRL 5,813.5 million during the fiscal year ended December 31, 2018. During the year ended December 31, 2018, the investment activities for which Fibria used cash consisted of mainly (i) investments of BRL 3,916.0 million in fixed assets, intangible assets and forest and advances for the acquisition of wood from forests; (ii) BRL 1,674.9 million in tradable securities; and (iii) BRL 216.4 million in derivative agreements.

Financing Activities

Consolidated

In 2020, BRL 9,785.1 million of net cash was used in financing activities. The use of cash included the settlement of BRL 19,092.8 in loans, financing and debentures and BRL 4,465.6 in derivative transactions. This effect was offset by borrowing and financing and debentures in the amount of BRL 14,761.7 million, which consisted mainly of BRL 4,899.1 in export prepayments, BRL 2,638.2 in revolving credit facility, BRL 6,640 , 3 in Senior notes (Bonds) and BRL 531.7 in contracts with BNDES.

In the fiscal year of 2019, BRL 3,141.8 million net cash was generated in financing activities. Cash generation included borrowing and financing and debentures in the amount of BRL 18,993.8 million, which consisted mainly of BRL 4,340.3 million in export prepayments (EPP), BRL 4,750.0 million in debentures, BRL 8,061.4 million in senior notes (Bonds), and BRL 1,813.8 million in advances on foreign exchange contracts (ACC). On the other hand, BRL 13,994.7 million of debt was settled.

Suzano

In the fiscal year of 2018, BRL 20,035.0 million of net cash was generated in financing activities, while in the fiscal year ended December 31, 2017, the amount of BRL 2,612.1 million was applied. In 2018, cash generation included: (i) acquisition of borrowings, financing and debentures in the amount of BRL 25,645.8 million for the constitution of cash and subsequent financial settlement of the operation with Fibria; (ii) settlement of a derivative transaction of BRL 1,586.4 million; (iii) settlement of borrowings and financing of BRL 3,738.6 million; and (iv) dividend payments in the amount of BRL 210.2 million.

Fibria

Fibria’s net cash provided by financing activities, which include short and long-term secured and unsecured loans and debt repayments, resulted in a cash reduction of BRL 3,609.4 million in the fiscal year of 2018, compared to an increase of cash of BRL 2,386.8 million in the fiscal year of 2017.

In the fiscal year ended December 31, 2018, Fibria raised BRL 1,343.8 million, mainly attributable to (i) export pre-financing contract, in the total amount of BRL 540.2 million and (ii) contracts signed with BNDES, of which BRL 803.6 million was disbursed in 2018. Part of these funds was used to pay the total amount of BRL 1,921.9 million of Fibria’s principal debt.

In addition, Fibria had access to a revolving credit line committed to support any cash needs that might arise.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

10.2. Board of Officers Comments on:

a) Company’s results of operations.

Please find below the comments from the Executive Board of Officers of Suzano corresponding to the analysis of (i) the important revenue components, and (ii) main factors that materially affected operating income/expenses which, in both cases, are: sales level (volume and revenue per product), sales destination (mix between domestic market and different export regions), market share and prices. Other exogenous factors over which the Company has little or no control are commented in item “10.2.b”.

In 2019, the joint operation of the companies Suzano Celulose e Papel and Fibria Celulose began after the merger of the two companies. The data reported below are representative of Suzano S.A. for 2019 and Suzano Celulose e Papel for previous years.

Pulp Sales

In the fiscal years ended in 2020, 2019 and 2018, the Company’s pulp sales accounted for, respectively, 84.0%, 80.8% and 65.4% of its total net operating income. The export volume accounted for 92.7%, 91.2% and 90.8%, of the total volume of pulp sold in these same periods. Export sales volume was 10.0 million tons, 8.6 million tons and 2.9 million tons in the years ended in 2020, 2019 and 2018, respectively.

	Fiscal year ended December 31
Total sales of pulp	2020	2019	2018
Company’s sales (in thousand tons)
Volume of sales in the domestic market	787	831	298
Volume of sales in in the foreign market	10,036	8,581	2,928
Total volume of sales	10,823	9,412	3,226
Company´s Net Operating Revenue (in millions of BRL)
sales in the domestic market	23,968,8	1,833.9	744.3
sales in in the foreign market	1,609.4	19,193.8	8,038.7
Total net operating revenue	25,578.3	21,027.7	8,783.0

Pulp Sales Destination

The Company seeks to commercialize its production with a focus on profitability. Thus, the sales allocation prioritizes the most profitable markets and clients, within the margin allowed under the commercial policy.

Pulp Revenue by Region 1	2020	2019	2018
Europe	25%	28%	32%
Asia	51%	46%	44%
Brazil	6%	9%	8%
North America	17%	17%	15%
South/Central America	1%	0%	1%

1 – Information made available annually by the Company

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Still in line with our commercial policy, we seek the balance in sales of pulp for the different segments of paper. We highlight the segment of paper for sanitary purposes, which, in 2019, remained with a significant participation in our sales mix, being the main segment serviced by Suzano.

Sales of Pulp by segment 1	2020	2019	2018
Sanitary Purposes	64%	58%	63%
Print & Writing	16%	20%	13%
Specialties	12%	11%	15%
Others	8%	11%	9%

1 – Information made available annually by the Company

Pulp Price

The average net dollar price of Suzano’s pulp sales (domestic and foreign markets) US$ 463/ton in the six-month period ended June 30, 2020, compared to US$ 663/ton in the six-month period ended June 30, 2019. This variation in the average net pulp sales price was explained by the behavior of international pulp prices.

The average net dollar price of Suzano’s pulp sales (domestic and foreign markets) US$ 458/ton in 2020, compared to $ 566 / ton in 2019 and $ 745/ton in 2018.

The drop in the average net pulp sales price in 2020 vs. 2019 was explained by the behavior of international pulp prices. The total average net pulp price (domestic and foreign market) in Reais was BRL 2,363/ton in 2019, above the price reached in 2019, as a result of the devaluation of the national currency against the North American dollar in the period (average exchange rate), that compensated drop of the pulp price list.

Paper Sales

In 2020, the domestic paper market showed decrease of 15.7% in aggregate demand for the products that Suzano produces and sells compared to 2019, according to data from the Brazilian Tree Industry (Ibá).

However, the Company has taken advantage of this scenario in the domestic market to accelerate several initiatives that certainly position Suzano differently in this context, such as: growth in direct sales through the “Suzano Mais” Program, in addition to advances in the average paper prices practiced in the year against the year 2019. In the years 2020, 2019 and 2018, the Company’s paper sales volume destined to the foreign market was, respectively, 31.9%, 32.1% and 30.0% of the total paper volume.

In the fiscal years ended in 2020, 2019 and 2018, the Company’s paper sales accounted for 16.0%, 19.2%, 34.6%, respectively, of its total net operating income.

Destination of Paper Sales

The volume sold in the domestic market reached 802 thousand tons in 2020 compared to 853 thousand tons in 2019 and 878 thousand tons in 2018. Export volumes reached 375 thousand tons in 2020, 403 thousand tons in 2019 and 376 thousand tons in 2018.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

The breakdown of paper sales revenue per region is shown in the table below:

Paper Revenue by Region	2020	2019	2018
Brazil	66%	70%	71%
South/Central America	14%	14%	17%
North America	9%	8%	5%
Europe	7%	4%	5%
Others	4%	4%	3%

1 – Information made available annually by the Company

Paper Price

The average net paper price (domestic and foreign markets) in Reais was BRL 4,188/ton in 2020, compared to BRL 3,968/ton in 2019 and to BRL 3,712/ton in 2018. In the last half of 2020, the average net price was BRL 4,108/ton (domestic and foreign market).

In the domestic market, the average net paper price was BRL 4,188/ton, compared to BRL 4,078/ton in 2019 and BRL 3,759/ton in 2018. The average net price in the foreign market decreased to US$ 788 / ton, compared to US$ 946/ton in 2019 and US$ 986/ton in 2018. In the second half of 2020, the average net price was BRL 4,149/ton in the domestic market and US$ 762/ton in the foreign market.

Printing and Writing Paper

In the fiscal years ended 2020, 2019 and 2018 , respectively, the Company sold 842,4 thousand, 958.4 thousand and 976.3 thousand tons of paper for printing and writing. In the six-month period ended on December 31 and 2020, the Company sold 500.1 thousand tons of paper for printing and writing.

In 2020, 2019 and 2018 according to the Brazilian Tree Industry (Ibá), the Company held, respectively, the following participations (i) 48.2%, 44.7% and 44.1% in the sales of Brazilian Manufacturers to the domestic market. In Brazilian exports (ii), the Company's participation was 35.3%, 34.7% and 33.9% .

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

The following tables show the Company’s domestic sales of paper and exports these products, as well as information on its market shares for the fiscal years ended December 31, 2020, 2019 and 2018:

Total Sales of Printing and Writing Paper
(in thousands of tons, unless otherwise stated)	2020	2019	2018
Company’s Sales
Volume of sales in the domestic market	539	620	658
Volume of sales in in the foreign market	303	339	318
Total volume of sales	842	958	976
Sales of Brazilian Manufacturers
Volume of sales in the domestic market	1,118	1,388	1,491
Volume of sales in in the foreign market	856	978	938
Total volume of sales	1,974	2,366	2,429
Company’s Interest in the Sales of Brazilian Manufacturers
% related to the sales in the domestic market	48.2%	44.7%	44.1%
% related to the sales in the foreign market	35.3%	34.7%	33.9%
% related to the total sales	42.6%	40.5%	40.2%
Brazilian market
Volume of Sales of Brazilian Manufacturers	1,118	1,388	1,491
Import volume	154	276	282
Total volume of the Brazilian Market	1,272	1,664	1,773

Source: Brazilian Tree Industry (Ibá) and Company.

Paperboard

In the fiscal years ended 202, 2019 and 2018, respectively, the Company sold 201.8 thousand, 192.4 thousand, 188.4 thousand tons paperboard, of which 138. 9, 130.2 and 130.8 thousand tons were sold in the internal market, while 62.8, 62.2 and 57.6 thousand tons were exported. In the six-month period ended on December 31, 2020, the Company sold 107 thousand tons of paperboard, of which 82.2 thousand were for the internal market and 25.3 thousand for the foreign market.

In this segment, according to the Brazilian Tree Association (Ibá), the Company’s interest in the sales of Brazilian Manufacturers in the internal market was 23.5%, 24.0% and 23.7% in 2020, 2019 and 2018, respectively. Additionally, its paperboard exports represented 29.2%, 28.3% and 29.7% of the total volume exported by Brazil in 2020, 2019 and 2018, respectively.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

The table below presents the Company’s domestic sales and exports of paperboard, as well as information on its share in these markets, for the fiscal years ended December 31, 2020, 2019 and 2018:

Total Sales of Paperboard (in thousand tons, unless otherwise stated)	2020	2019	2018
Volume of sales in the domestic market	138	130	131
Volume of sales in in the foreign market	62	62	58
Total volume of sales	200	192	188
Volume of sales in the domestic market	586	542	553
Volume of sales in in the foreign market	212	219	194
Total volume of sales	709	761	747
% related to the sales in the domestic market	23.5%	24.0%	23.7%
% related to the sales in the foreign market	29.2%	28.3%	29.7%
% related to the total sales	28.2%	25.2%	25.2%
Volume of Sales of Brazilian Manufacturers	586	542	553
Import volume	44	50	57
Total volume of the Brazilian Market	630	592	610
Source: Brazilian Tree Industry (Ibá) and Company.

b) Variations in revenues attributable to modifications in prices, exchange rates, inflation, changes in volumes and introduction of new products and services.

Below are the comments from the Executive Board of Suzano corresponding to the analysis of the main exogenous factors over which the Company has little or no control, affecting the Company’s profit or loss.

Volatility of International prices

In the fiscal years ended December 31, 2020, 2019 and 2018, the Company’s pulp sales accounted for, respectively, 84.0, 80.8% and 65.4% of its total net operating income, respectively. The prices of this product are determined by the balance of supply and demand, which is therefore beyond the control of the Company. The fluctuations of international price of this product affected the Company’s revenues, EBITDA and operating margins.

Paper prices, in turn, are determined by supply and demand conditions in the regional markets where paper is sold, although with a more stable behavior than pulp prices. Suzano’s revenue from paper sales to Brazil and other South and Central American countries accounted for 80%, 84% and 88%, respectively, of the Company’s total paper revenue in the fiscal years ended December 31, 2020, 2019 and 2018.

The Company believes that cyclical fluctuations in paper and cellulose prices tend to be more attenuated in relation to history, mainly: (i) the flow of information online, with the faster dissemination of news that affects prices; (ii) the global crisis caused by the coronavirus; and (iii) the most efficient producers that replace those with the highest marginal cost. However, the Company believes that some price volatility still persists, due to several factors, including: (i) similarities between products; (ii) fluctuations in the exchange rate between the currencies of countries that import and export paper and cellulose, such as, for example, Euro, US Dollar, Renminbi and Real; and (iii) geopolitical and economic conditions in the world and in different regions.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Finally, we have long-term sales relationships with a large part of our pulp and paper customers in the domestic and export markets. These contracts generally provide for the sale of our market pulp at prices announced by us each month. These prices may vary between the different geographic areas where our customers are located. The price agreements under our long-term contracts are, in general, consistent with the prices of our other sales within the same region and follow the established BEKP price list, announced by the main pulp producers in the world.

Exchange rate variation between the real and dollar, interest rate, inflation and economic growth

The Company’s results of operations and financial condition, as reported in its financial statements, are significantly affected by the fluctuation of the real against the dollar and, to a lesser extent, the Brazilian inflation rate, interest rate and growth rate of the Brazilian economy.

Volatility of real against the dollar

The variation of the Real exchange rate against the dollar US result the in numerous effects on the consolidated financial condition of the Company and its consolidated results of operations, when expressed in Reais, besides impacting the Company’s revenues, expenses and consolidated assets denominated in foreign currency.

The revenue from export sales and, therefore, the Company’s generation of operating cash is directly and immediately affected by the average exchange rate fluctuation between the real and the dollar. In the fiscal years ended on December 31, 2020, 2019 and 2018, net revenue from dollar-denominated exports represented, respectively, 83.7%, 79.6%, 69.9% of the Company’s net sales revenues. The real depreciation increases such revenues when expressed in reais, while the real appreciation results in lower revenue from export sales. The revenues in the domestic market are indirectly influenced by the exchange rate differences, to the extent that imported papers, quoted in dollars, gain or lose competitiveness in the domestic market depending on the exchange rate.

The Company’s operating costs and expenses, such as expenses on insurance and freight related to exports and costs of chemicals used as raw material, among others, are affected by exchange rate differences. Accordingly, the real depreciation results in a growth of such costs and expenses, when expressed in reais, while the real appreciation results in the drop of such costs and expenses.

The Company’s consolidated balance sheet line items indexed in foreign currency, mainly short- and long-term borrowings and financing, foreign cash and trade receivables from foreign customers, are directly and timely affected by the exchange rate at the end of each year.

The portion of the Company’s consolidated short- and long-term borrowings and financing denominated in foreign currency totaled BRL 58,160 million or, approximately 80.0% of the Company’s gross debts on December 31, 2020. This portion is almost fully pegged to the dollar and, therefore, the fluctuations in the exchange rate between the real and the dollar directly affect the Company’s debt and profit or loss at every yearend.

Inflation

The Company’s financial condition and results of operations are also affected by inflation. Its costs and expenses, for the most part, are incurred in Reais, tending to reflect the effects of inflation. There are some exceptions that are referred in US Dollars, such as purchases of chemicals used as raw material.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Interest Rates

The exposure to fluctuations in interest rates in mainly due to:

• Fluctuations in LIBOR rate, with respect to financing denominated in dollars; and

• Fluctuations in TJLP or CDI rates, with respect to financing and investments denominated in reais.

The interest rate of the Company’s short-term investments denominated in reais is pegged to the CDI rate. The Company’s financial investments denominated in dollars are subject to the fluctuations of the rates pegged to the US Treasury bonds.

Given the risk of extinction of Libor over the next few years, the Company has been actively negotiating its contracts with clauses that envisage discontinuation of such interest rate. Most debt already has some clause for replacement of the rate by a reference index or rate interest equivalent, for agreements that have no specification a renegotiation clause between the parties has been added. Derivative contracts linked to Libor envisage that there will be a negotiation between the parties to define a new rate or an equivalent rate will be provided by the calculation agent.

Over the next few years, until the extinction of Libor, the company will actively work to reflect an equivalent replacement rate in all its contracts.

Economic Growth Rate

The Company’s result tend be directly impacted by the international and domestic economic growth level. The economic growth, expressed in terms of the variance of the Gross Domestic Product (GDP), mainly influences the level of demand for the Company’s products and its growth compared to prior periods. Moreover, the increase or decrease of the market demand is likely to affect the levels of the prices charged by the sector.

Production Capacity and Volumes

The Company’s profit or loss is also affected by its production capacity and volume. In 2019, the Company produced 9.997 million of tons, being 8.757 million tons of pulp and 1.240 million tons of paper.

c) Impact of inflation, fluctuation in the prices of the main inputs and products, exchange and interest rates on the Company’s operating income/expenses and financial income/expenses:

As already shown in item “10.2.b”, external factors relating to fluctuations in market prices, exchange rate differences, interest rate, inflation and economic growth, may result in an undesired level of volatility on the Company’s cash generation and results.

Accordingly, the Company adopts the financial risk management policy to mitigate market volatilities that seek to: (i) hedge the Company’s cash flow and equity against fluctuations in the market prices of inputs and products, exchange and interest rates, price and inflation indices, or also other assets or instruments traded on liquid or illiquid markets, to which the Company’s assets, liabilities or cash generation are exposed; and (ii) optimize the contracting of financial instruments to hedge the exposure at risk, by using natural hedges and correlations between prices of different assets and markets, avoiding the waste of resources through the inefficient contracting of transactions. The Company’s contracted financial transactions are intended to hedge against existing exposures, it being prohibited the assumption of new risks other than those arising from the Company’s operating activities.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

For example, generally in the case of a real depreciation, two effects are observed: (i) the first, adverse and temporary, is related to the adjustment of the net foreign exchange exposure of the balance sheet (balance of asset and liability accounts denominated in foreign currency, including, without limitation, the balances of gross debt and cash denominated in dollars, inventories, trade receivables and payables in foreign currency and the amount of currency swap positions for hedge against the currency exposure of the cash flow); and (ii) the second, positive and permanent, refers to the higher generation of operating cash arising from the growth in export revenues denominated in dollars.

Accordingly, the Company’s financing and currency hedge are based on the fact that approximately 80% of the net revenue derives from exports in dollars, while the major portion of production costs is pegged to the Real. Such structural exposure allows the Company to contract export financing in dollars and reconciles financing payments with the flow of sales proceeds, providing a natural cash flow hedge for these commitments. The excess revenue in dollars not linked to debt commitments and other obligations is sold in the exchange market when funds are nationalized.

As hedge to protect the future flow of surplus revenue in US Dollars, derivative operations are contracted for hedge purposes through: (i) sales of US Dollars in the futures markets (Non-Deliverable Forward), and/or (ii) positions in an instrument that consists of the simultaneous combination of the purchase of put options and the sale of call options of US Dollars, with the same principal value and maturity, creating a floor and a ceiling for the dollar exchange rate. These instruments are called Zero Cost Collars. Hedge operations carried out in futures markets must respect the limits established in the policy, with a maximum percentage of up to 75%, and a minimum percentage of at least 40% of the excess funds up to 18-month period and, therefore, are linked to the foreign exchange availability for sale in the short term.

In addition to foreign exchange hedge operations, contracts are entered into for floating interest rate swaps to fixed rates, to reduce the effects of changes in interest rates on the debt value and swap contracts between different interest rates and correction indexes, as a way to mitigate the mismatch between different financial assets and liabilities and contracts to fix part of the exposure to the marine fuel (derived from petroleum), in order to protect logistical costs related to the contracting of sea freight sales.

10.3. Events with relevant effects, occurred and expected , in the financial statements:

a) Introduction or disposal of operating segment.

In the fiscal years ended on December 31, 2020, 2019, 2018 and 2017, there was no introduction or sale of the operating segment by the Company.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

b) Incorporation, acquisition or disposal of equity interest.

PCH Mucuri

On October 25, 2016, the Company has entered into with Queiroz Galvão Energia S.A. an agreement for the purchase and sale of all shares of Mucuri Energética S.A., which owns a small hydroelectric power plant located in the municipalities of Carlos Chagas and Pavão. This transaction was consummated on February 19, 2018 after the implementation of the respective conditions precedent and obtainment of the necessary approval from the competent governmental authorities. The total amount paid was BRL 48,028 thousand.

FACEPA

On December 3, 2017, the Company entered into with members from the Farah family a Purchase and Sale Agreement and Other Covenants for the direct and indirect acquisition of approximately 92.84% of the total capital stock and 99.99% of the common capital stock of FACEPA Fábrica de Papel da Amazônia S.A., for a total price of three hundred and ten million reais (BRL 310,000,000.00), subject to adjustments. On January 19, 2018, the Administrative Council for Economic Defense (CADE) approved, without restrictions, the transaction for the acquisition of Facepa by Suzano. On March 1, 2018, after the precedent conditions had been implemented and approvals were obtained from the competent government authorities, were completed the acquisition by Suzano of (i) 100% of AGFA - Comércio, Administração e Participações Ltda. (“AGFA”), a holding company whose main asset was (and continues to be) the 28.84% interest in Facepa’s share capital, and (ii) the total direct interest then held by Facepa’s controlling shareholders, corresponding to 64% of the share capital of Facepa, thus totaling the acquisition of the aforementioned 92.84% interest in the share capital of Facepa. The total amount paid was BRL 267,876 thousand. With this acquisition, the Company becomes one of the largest manufacturers of sanitary papers in Brazil, with a prominent position in the North and Northeast regions. In addition to the Facepa units, in Belém (State of Pará) and Fortaleza (State of Ceará), acquired upon consummation of the operation as mentioned above, the Company already operates its own plants in Mucuri (State of Bahia) and Imperatriz (State of Maranhão). On December 31, 2020 Facepa was merged into the Company.

Land and forest purchases in São Paulo

On February 5, 2018, the Company disclosed to the market that it has entered into a Forestry Asset Purchase and Sale, Rural Property Purchase and Sale Commitment, Call Option Agreement and Other Covenants, with Suspensive Clause, with Duratex S.A., whereby it: (i) has acquired approximately 9,500 (nine thousand five hundred) hectares of rural land and 1,200,000 m³ (one million two hundred thousand cubic meters) of forests in the central region of the state of São Paulo, at the price of BRL 308.1 million; and (ii) has acquired a call option for approximately 20,000 (twenty thousand) hectares of rural land in the same region and 5,600,000 m³ (five million six hundred thousand cubic meters) of forests, at the price of BRL 749.4 million, which option was exercised at the Company’s sole discretion up to July 2, 2018, being consummated the acquisition of such land and forest areas object of the exercise of such call option on August 31, 2018. Coupled with the Company’s solid forest base in the central region of the state of São Paulo, where the Company already owned approximately 61,000 (sixty-one thousand) hectares, this transaction has optimized its base, reducing the average radius for the industrial unit in Limeira, besides generating to the Company the option of a potential pulp production expansion project in the State of São Paulo.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Maxcel and Itacel

The following companies took part in the concession process at the Port of Itaqui: Maxcel Empreendimentos e Participações S.A. (“Maxcel”), a wholly owned subsidiary of Suzano, and Itacel - Terminal de Celulose de Itaqui S.A. (“Itacel”), a wholly owned subsidiary of Maxcel. Maxcel participated with the driver in the bidding process, having the incorporation of a lessee as SPE (Special Purpose Company), in this case, Itacel, which, in addition to being the leaseholder of the concession, is responsible for the operation and storage of pulp in the leased area. The amount invested to establish these subsidiaries was BRL 46,922 thousand.

Fibria

On January 14, 2019, a transaction was consummated that resulted in the ownership, by the Company, of all shares issued by Fibria Celulose S.A. (“Fibria”), which, on April 1, 2019, was merged into the Company. The operation sought to create a solid company, with top-tier assets, strategically located, capable of supplying customers in all continents with its products efficiently. As estimated by Management, the integration of the activities of the Company and Fibria has enabled Suzano to consolidate its position in the international market as the lowest cost producer in the pulp industry. In the year of 2020, the curve for capturing gains from estimated operating synergies was concluded as a result of the business combination with Fibria, which reached estimated gains, on a recurring basis, of BRL 1.3 billion per year (before taxation). The operational synergies were obtained with the reduction of costs, expenses, capital investments and indirect taxes, coming from the supply, forestry, industrial, logistics, commercial, administrative and personnel areas.

c) Nonrecurring events or transactions.

On November 10, 2017, the Company’s migration process from the Level 1 listing segment of B3 S.A. – Brasil, Bolsa, Balcão to the Novo Mercado listing segment was completed, upon the conversion of each Class A or B preferred share issued by the Company into one common share and beginning of trading of the shares issued by the Company in the Novo Mercado listing segment.

On December 10, 2018, pursuant to a program approved by the Brazilian Securities and Exchange Commission (“CVM”), Suzano started trading its American Depositary Receipts (“A DRs”), Level II, on the New York Stock Exchange under the code “SUZ”. Previously, its ADRs were registered in the Level I segment and traded on the American Over-the-Counter Market (“OTC”), under the code “SUZBY”.

10.4 Board of Officers’ comments on:

a) Significant changes in accounting practices

Below, we present the comments of our Executive Board relating to the significant changes in accounting policies and their impacts on the financial statements.

During the fiscal year ended on December 31, 2020, the Company made a spontaneous change in accounting policy in the preparation of its financial statements, related to item a.1 (i) listed below.

During the fiscal year ended December 31, 2019, the Company spontaneously changed its accounting policy in the preparation of its financial statements, related to items a.2 (I and iii. to vi), listed below.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

The individual and consolidated financial statements presented have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and in accordance with the pronouncements issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - “CPC”).

The consolidated financial statements include directly and indirectly controlled companies and joint operations and businesses, whose financial statements match the Company’s base date, except for Futuragene PLC, whose base date is November 30, 2019. However, it does not have a material effect in relation to the consolidated result and, if there is any significant event up to December 31, 2019, the same is adjusted in the consolidated financial statements.

a.1) Change in accounting policy for the fiscal year ended on December 31, 2020

In 2020, the following standards/interpretations were issued and approved by the Accounting Pronouncements Committee (CPC) and International Accounting Standards Board (IASB), effective for years beginning on January 1, 2020. Additionally, there were changes related to the accounting policy arising harmonization resulting from the business combination with Fibria. The new rules and policies are presented below:

i.	Conversion to presentation currency

Due to the merger of Fibria, the Company made several changes to its structure, activities and operations during 2019 that led Management to revaluate the functional currency of its wholly-owned subsidiaries whose functional currency was different from the Real.

These facts resulted in the corporate reorganization and impacted the way the Management conducts the Company's business, aiming to achieve the alignment between the cultures of the 2 (“two”) Companies, the unification of processes, operations, tax systems and strategies, eventual gains of synergy, resulting from the business combination. In this process, some of the Company's wholly-owned subsidiaries were considered an extension of the parent company's activities.

Collectively, these circumstances justify the change in the functional currency to the Real and occurred gradually during 2019, so it was not practicable to determine the date of the change at a specific point in the fiscal year. Accordingly, the Company changed the functional currency of these wholly-owned subsidiaries on January 1, 2020.

The exchange rate variation resulting from the conversion of a transaction into foreign currency, previously recognized in other comprehensive income, will only be transferred from net equity to the income statement when the transaction is derecognized. The total or partial write-off of participation in a foreign subsidiary occurs on the sale or closing of all or part of the operation.

Thus, the financial information of foreign subsidiaries, whose functional currency is different from the Real, was converted using the following criteria described below:

i) assets and liabilities converted at the exchange rate at the end of the period;

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

ii) income and expenses are converted at the exchange rate obtained by averaging the daily rates for each month;

iii) the accumulated effects of gain or loss on the conversion of the above, are recorded in other comprehensive income, in net equity.

As of January 1, 2020, the financial information of foreign subsidiaries, whose functional currency became the Real, is converted using the following criteria:

i) monetary assets and liabilities converted at the exchange rate at the end of the period;

ii) non-monetary assets and liabilities converted at the historical rate of the transaction;

iii) income and expenses are translated using the average exchange rate of daily rates (PTAX);

iv) the accumulated effects of gain or loss on the conversion of the items above, are recorded in the financial result for the period.

ii.	Business combination – CPC 15/IFRS 3

This pronouncement has been changed and clarifies the definition of a “business”. It also allows for a simplified assessment of whether an acquired set of activities and assets is a group of assets and not a business. The Company assessed the content of this pronouncement and did not identify any impacts.

iii.	Presentation of the financial statements - CPC 26/IAS 1 and accounting policies, changes in estimates and correction of errors - CPC 23/IAS 8

This pronouncement has been changed and clarifies the definition of “material” and how it should be applied (i) including the definition guidelines that have been highlighted so far in other parts of the IFRS standards; (ii) improve the explanations that accompany the definition; and (iii) ensure that the definition of material is consistent with all IFRS standards. The Company assessed the content of this pronouncement and did not identify any impacts.

iv.	Conceptual framework for financial reporting - CPC 00 (R2)

This pronouncement has been changed and includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts, the main changes being:

i) purpose of the financial reports;

ii) the qualitative characteristics of the useful accounting information;

iii) the description of the reporting entity and its limit;

iv) definitions of assets, liabilities, income and expenses;

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

v) the criteria for recognizing assets and liabilities in the financial statements (recognition) and guidance on when to remove them (derecognition);

vi) the bases for measurement and guidance on when to use them; and vii) the concepts and guidelines on presentation and dissemination.

These changes help to ensure that accounting standards are conceptually consistent and that similar transactions are handled in the same way, in order to provide useful information for investors and creditors.

The Company assessed the content of this pronouncement and did not identify any impacts.

v.             Leasing - CPC 06 (R2)/IFRS 16

This pronouncement was changed as a result of benefits related to Covid-19 granted to tenants under lease agreements. The Company evaluated the content of this pronouncement and did not identify any impacts, since the clauses of the current lease agreements remained unchanged.

vi.            Reference interest rate reform - CPC 38/IAS 39 - CPC 40 (R1)/IFRS 7 and CPC 48/IFRS 9 - Phase 1 (Applicable on/or after January 1, 2020, early adoption permitted)

These pronouncements were amended by the IASB in response to the ongoing reform of the Interbank offered rates (“Ibor”) and other benchmark interest rates, by issuing a package of amendments to IFRS standards. According to the IASB, the changes aim to help companies provide investors with useful information about the effects of the reform on their financial statements.

The changes promoted by the IASB, in 2020, complement those issued in 2019 and deal with the effects, in the financial statements, when a company substitutes, as a result of the reform, the old reference interest rate with an alternative.

The adoption of this pronouncement is divided into 2 (two) phases, as follows:

i)              Phase 1: the changes to this phase were issued in September 2019 and provided temporary exemptions from the application of specific hedge accounting requirements for relationships affected by uncertainties that arise as a result of the IBOR reform (exemptions from Phase 1). The Company evaluated the content of this pronouncement and did not identify any impacts as it does not have hedge accounting; and

ii)             Phase 2: the changes in this phase were issued in August 2020 and can be summarized as follows: changes in contractual cash flows, hedge accounting requirements and disclosures.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

a.2)       Change in accounting policy for the year ended December 31, 2019

In 2019, the following standards/interpretations were issued and approved by the Accounting Pronouncements Committee (CPC) and International Accounting Standards Board (IASB), effective for years beginning on January 1, 2019. The new standards are presented below:

i.            Leasing operations - CPC 06 (R2)/IFRS 16

The Company adopted the CPC 06 (R2)/IFRS 16 standard as of January 1, 2019. This standard determines that the Company recognizes, in its liabilities, future payments and in its assets the right to use the leased asset for all leasing agreements, with exemption allowed for short-term or low-value contracts. Low-value or short-term contracts covered by the standard exemption refer to those whose individual asset values are less than US$ 5 thousand or whose maturity is less than 12 months, represented, substantially, by computer equipment and vehicles. The Company adopted the standard using the modified retrospective approach that does not require restatement of comparative balances.

In adopting the standard, the Company recognized gross leasing liabilities of PIS/COFINS in relation to agreements that meet the definition of lease, whose liabilities were measured by the present value of the remaining lease payments, discounted based on the nominal interest rate of incremental loan. The assets associated with the right of use were measured at an amount equal to the lease liability at January 1, 2019, without impact on retained earnings.

The Company used the following practical procedures permitted by the standard:

(i)          the use of a sole discount rate for a lease portfolio with reasonably similar characteristics;

(ii)         the lease agreements whose maturity will occur within 12 months from the date of initial adoption of the standard, the accounting was as short-term leases directly in income;

(iii)        accounting for lease payments as expenses in the case of leases for which the underlying asset is of low value;

(iv)        the use of delayed perception in determining the lease term, when the contract contains options to extend or terminate the lease; and

(v)         the Company exclude initial direct costs from the measurement of the right-of-use asset on the date of initial adoption.

The effects of the adoption of this standard resulted in the recognition of rights of use assets and liabilities in the amount of BRL 3,357,850 on January 1, 2019. The greatest impact produced by this standard is related to the recognition in the balance sheet of the lease agreements of land used for the formation of eucalyptus forests, with terms of validity of up to 3 forest formation cycles, around 21 years, and ships and vessels, used in the international transportation of finished products for 15 years. The amounts recognized by nature of assets are shown below:

Asset Nature	Present Value of the asset (a)	Discount Rate (b)
Land and plot	BRL 1,762,943 thousand	10.89%
Machines and equipment	BRL 143,685 thousand	10.15%
Properties	BRL 41.570 thousand	10.92%
Ships and boats	BRL 1,408,640 thousand	10.76%
Vehicles	BRL 1,012 thousand	8.99%
Total	BRL 3,357,850 thousand

(a)	Gross tax liability.

(b)	To determine the discount rates, quotations were obtained from financial institutions for contracts with characteristics and average terms similar to lease agreements.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

ii.          Uncertainty about Treatment of Taxes on Profit - ICPC 22/IFRIC 23

This interpretation clarifies how to measure and recognize current and deferred income tax and social contribution assets and liabilities, in the light of CPC 32/IAS 12 - Income Taxes, in cases where there is uncertainty about treatments applied in calculations of the respective taxes. The Management analyzed the main tax treatments adopted by the Company in the open periods subject to questioning by tax authorities and concluded that there is no significant impact to be recorded in the financial statements.

The Company assessed the changes introduced by this new interpretation and based on the analyzes carried out, did not identify any material impacts on the financial statements.

iii.        Amortization of surplus value of subsidiaries

The Company adopts the policy of classifying the amortization of the surplus value of the assets and liabilities calculated on the acquisition of subsidiaries under the caption Other net, operating incomes (expenses), in the income statement of the controlling entity. In the consolidated, the amortization of the surplus value of assets and liabilities is classified under the caption cost of goods sold, selling expenses, general and administrative expenses, other net, operating income (expenses) and financial results, in accordance with the realization of the items that gave rise to it.

iv.         Comparability of the statement of cash flows

The Company made certain reclassifications in the statement of cash flows for the year ended December 31, 2018, substantially in operating activities, for a better comparison with the statement of cash flows for the year ended December 31, 2019.

v.           Investment revaluation - Ensyn and Spinnova Oy

Ensyn and Spinnova’s investments were previously classified as financial investments measured at fair value through other comprehensive income. However, in the second and third quarters of 2019, respectively, based on the shareholders’ agreement and recent investments made in Ensyn and Spinnova, the Company increased its participation and obtained significant influence.

Accordingly, as from the second and third quarters of 2019, respectively, the Company recorded its investments in Ensyn and Spinnova, prospectively by the equity pickup using the method of the fair value method as assigned cost, with the consequent presentation of the investment in caption of equity interest in subsidiaries, affiliates, joint operations and joint ventures and no more under the caption of other investments.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

In relation to Ensyn, goodwill was identified and recorded for future profitability in this transaction in the amount of US$ 40,049 (equivalent to BRL 154,578), due to the difference between the amount paid in US$ 43,000 (equivalent to BRL 165,928) and the fair value of the investee’s equity of US$ 2,941 (equivalent to BRL 11,350).

Regarding Spinnova, a gain by advantageous purchase was identified and recorded under the caption of other operating income in this transaction in the amount of EUR6.748 (equivalent to BRL 32,705), arising out the difference between the purchase price of EUR12.500 (equivalent to BRL 55,210) and the fair value of the investee’s equity of EUR 19,248 (equivalent to BRL 87,915).

vi.	Biological assets

The Company’s biological assets are eucalyptus forests originating exclusively from renewable plantations and destined for the pulp and paper production process, measured at fair value and deducted from estimated sales costs at the time of harvest. The measurement of fair value is carried out every six months, as Management believes that this interval is sufficient so that there is no significant gap in the fair value of biological assets recorded in its financial statements and uses the discounted cash flow method according to the projected cycle of productivity of these assets.

Considering that Suzano and Fibria used different assumptions to measure the fair value of biological assets, in the first measurement after the business combination, the Company revised the premise called “useful planted area”, so that immature forests (up to 2 (two) years of age from planting date) are maintained at historical cost. As a result, the Management considers that during this period, the historical cost of biological assets is close to their fair value. In addition, the objective of this change is to reflect the experience acquired in the measurement process of biological assets and the alignment of the calculation methodology with the Company’s forest management, which considers the carrying out of continuous forest inventories for the purpose of estimating the stock of wood or projections of future production, represented by the average annual increase (“IMA”), from the 3rd year of planting.

Considering the fact that in the first 2 (two) years of forest formation the historical cost is close to its fair value, as described above, this alignment of approach did not generate significant impacts on the Company’s financial statements.

The other premises have not changed.

The gain or loss on changes in the fair value of biological assets is recognized under the caption Other net operating income (expenses). The depletion value is measured based on the depletion (harvest) of the forests.

The significant assumptions used in determining the fair value of biological assets were:

i)	Average cycle of forest formation of 6 and 7 years;

ii)	Useful planted areas of forests from the 3rd year of planting;

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

iii)            The Average Annual Increase (“IMA”) which consists of the estimated volume of wood with bark in m3 per hectares, based on the genetic material applied in each region, silvicultural and forest management practices, productive potential, climatic factors and soil conditions;

iv)            The estimated average standard cost per hectare includes expenses with silviculture and flower management applied to each year of formation of the biological cycle of forests, plus the cost of land lease contracts and the opportunity cost of own land;

v)             Average gross eucalyptus sale prices were based on specialized research in transactions carried out by the Company with independent third parties and/or weighted by the cost of formation plus the cost of capital plus estimated margin for regions where there is no market reference available; and

vi)            The discount rate used in cash flows is calculated based on the capital structure and other economic assumptions for an independent market participant in the sale of standing timber (forests).

The table below shows the measurement of the premises used:

December 31, 2019
Useful planted area (hectare)	988,720
Mature assets	86,352
Immature assets	902,368
Average annual increase (IMA) - m 3/hectare/year	38.34
Average sale price of eucalyptus - BRL/m3	66.81
Discount rate -%	8.4%

vii.	Taxes on Profit - CPC 32/IAS 12

This pronouncement was amended and clarifies that the tax effects of income taxes on dividend distributions related to financial instruments classified in equity, must follow the classification of past transactions or events that generated distributable profits. This standard is applicable to all income tax effects related to dividends, including distributions whose accounting treatments are similar to dividends, for example, interest on equity. The Company assessed the content of this pronouncement and did not identify any material impacts.

viii.	Loan Costs - CPC 20/IAS 23

This statement has been amended and clarifies that if a specific loan remains open after the corresponding qualifying asset is ready for use or sale, it will become part of general loans for the purposes of determining the costs of loans eligible for capitalization in another qualifying assets, for which there are no specific loans. The Company assessed the content of this statement and did not identify any material impacts.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

ix.	Business combination - CPC 15/IFRS 3

This pronouncement was changed and clarifies that obtaining control over a business that was previously a joint operation, under CPC 19/IFRS 11, of the acquirer, is a combination of business in stages (“step-acquisition”). Accordingly, the acquirer must remeasure the previously held interest in the joint operation at fair value, on the acquisition date. The Company assessed the content of this pronouncement and did not identify any material impacts.

x.	Joint business - CPC 19/IFRS 11

This pronouncement was amended and clarifies that, when an entity obtains joint control of a business that is a joint operation, it does not remeasure the holdings previously held in that joint operation. The Company assessed the content of this pronouncement and did not identify any material impacts.

xi.	Employee Benefits - CPC 33/IAS 19

This announcement was amended and clarifies that, when there is an event of alteration, reduction or liquidation of a defined benefit plan, the entity must update the assumptions previously used and remeasure the current service cost and net interest for the remaining period, after the changes. The Company assessed the content of this pronouncement and did not identify any material impacts.

xii.	Investment in affiliate, subsidiary and jointly controlled venture - CPC 18 (R2)/IAS 28

CPC 48/IFRS 9 - Financial Instruments excluded from its scope equity interests in associates and joint ventures, which are accounted for using the equity method in accordance with CPC 18 (R2)/IAS 28. The amendment to CPC 18 (R2)/IAS 28 clarified that the said scope exclusion in CPC 48/IF RS 9 applies only to investment elements that are accounted for using the equity method. Accordingly, the accounting of long-term financial instruments with an affiliate or joint venture that, in substance, are part of the net investment in these investees, but for which the equity method does not apply, must follow the requirements of the CPC 48/IFRS 9. The Company evaluated the content of this pronouncement and did not identify or material impacts.

a.3) Change in accounting policy for the fiscal year of 2018

In the year ended December 31, 2017, the following accounting standards were issued and approved by the CPC and IASB, effective for years beginning as of January 1, 2018 and which were adopted by the Company in the preparation of the financial statements for the year ended December 31, 2018:

i. IFRS 9 (CPC 48) Financial instruments

Replaces the existing guidelines of IAS 39, except for recognition and derecognition of financial instruments, and includes the reviewed guideline on the classification and measurement of financial instruments, a new model of credit estimated loss for the calculation of financial assets impairment. IFRS 9 is effective for years beginning on or after January 1, 2018.

The Company evaluated the changes introduced by this new standard and, based on the analysis carried out up to the closing of these financial statements, the estimated mapped impact of estimated loss with doubtful accounts (“PECLD”), in line item trade receivables, will be immaterial in relation to line item Accounts Receivable. For the other financial instruments, we have identified no impact in relation to the current structure of Company´s financial instruments.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

ii.	IFRS 15 (CPC 47) Revenue from contracts with customers

It replaces the guidelines in IAS 18/IAS 11, and essentially determines that revenue is recognized, no longer by the transfer of risks and benefits to the client, but by the transfer of control, where the achievement of performance obligations, recognized over time or at any given time, identified in the contracts signed, is decisive for the evaluation of the consideration that the company expects to receive in exchange for the control of these goods or services, and therefore the portion of the revenue to be recognized. IFRS 15 is effective for years beginning on or after January 1, 2018.

The Company assessed the changes introduced by this new standard and, based on the analysis performed, it did not identify any changes the could impact its financial statements, due to the fact that: (i) all criteria for revenue recognition have already been met; and (ii) the Company has no performance obligations subsequent to the delivery of the assets, i.e., the Company fulfills the performance obligation by transferring the asset promised to the client at a specific time. This procedure is applicable to the Company for the domestic and foreign market.

b) Significant effects of changes in accounting practices

For the financial statements of December 31, 2020 and 2019, the officers understand that there were no significant effects of changes in accounting practices and, therefore, are comparable with each other.

The financial statements of December 31, 2019, should be read in conjunction with the financial statements of the Company and Fibria for the fiscal year ended on December 31, 2018, since its objective is to provide an update of activities, events and significant circumstances in relation to those financial statements, as the executive board understands that there were significant effects of changes in accounting practices arising out the effects of the business combination with Fibria and, therefore, are not comparable with each other.

For the financial statements of December 31, 2018 and 2017, the executive board understands that there were no significant effects of changes in accounting practices and, therefore, are comparable with each other.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

c) Reservations and emphases present in the auditor’s opinion

The officers inform that the report of the independent auditors issued for the fiscal year ended on December 31, 2020 does not contain reservations, or emphasis and agree with the opinion expressed in such report, the text of which is reproduced below:

The officers inform that the independent auditors' reports issued for the year ended December 31, 2019 do not contain reservations, however, they do emphasize and agree with the opinion expressed in these reports, the text of which is reproduced below:

“We draw your attention to Note 3.2.2 to the financial statements, which describes that the individual and consolidated financial statements of December 31, 2019 are not comparable with the individual and consolidated financial statements of December 31, 2018. That results from the conclusion of the business combination with Fibria Celulose SA ("Fibria") on January 3, 2019 (Note 1.2), and the subsequent merger of Fibria into Suzano on April 1, 2019. Our conclusion is not qualified in relation to that matter.”

The officers inform that the reports of the independent auditors for the fiscal year ended December 31, 2018 do not contain any qualifications or emphases and agree with the opinion expressed in these reports.

10.5 Critical Accounting Policies

The Company’s officers consider a critical accounting policy when it requires Management to make judgments, estimates and define accounting assumptions regarding the future, whose uncertainty may lead to results that require a significant adjustment to the book value of certain assets, liabilities, income and expenses in future years. The assumptions used in the accounting estimates of the Company are continuously reviewed and any changes are recognized in the financial statements in the period in which such reviews are made.

The Company’s officers highlight the following critical policies, which contain information on judgments and assumptions and which have significant effects on the amounts recognized in the financial statements and which have a significant risk of resulting in a material adjustment:

i. Fair value of financial instruments (derivative and non-derivative) (note 4)

a. Financial assets

a.1. Classification

Financial assets are classified based on the individual characteristics of the instruments and the asset or portfolio management model in which they are contained, whose measurement and presentation categories are:

(i)	amortized cost;

(ii)	fair value through comprehensive income;

(iii)	fair value through income.

Regular purchases and sales of financial assets are recognized on the trade date, that is, on the date on which the Company promises to buy or sell the asset. Financial assets are written off when the rights to receive cash flows from investments have significantly expired or been transferred all the risks and benefits of the ownership.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(i) Financial assets measured at amortized cost

They are financial assets held by the Company (i) for the purpose of receiving their contractual cash flow and not for sale with profit or loss realization and (ii) whose contractual terms give rise, in specified accounts, to cash flows that constitute, exclusively, payments of principal and interest on the principal amount outstanding. Their variations are recognized in the net financial result.

Comprises the balance of cash and cash equivalents, trade accounts receivable from clients and other assets.

(ii) Financial assets measured at fair value through comprehensive income

They are financial assets held by the Company (i) both for the receipt of its contractual cash flow and for the sale with profit or loss realization and (ii) whose contractual terms give rise, on specific dates, to cash flows that constitute, exclusively, payments of principal and interest on the principal amount outstanding. In addition, investments in equity instruments are classified in this category, in which, on initial recognition, the Company opted to present the subsequent changes in its fair value in other comprehensive income. Their variations are recognized in the net financial result, except for the fair value of investments in equity instruments, which are recognized in other comprehensive income.

Comprises the balance of the caption other investments.

(iii) Financial assets measured at fair value through income

Financial assets that are not measured at amortized cost or fair value through other comprehensive income are classified in this category. Their variations are recognized in the item net financial income, for non-derivative financial instruments and in the item result of derivative financial instruments, for derivative financial instruments.

Comprises the balance of financial investments, derivative financial instruments, including embedded derivatives and stock options.

a.2. Compensation of financial instruments

Financial assets and liabilities are offset and the net amount is recorded in the balance sheet when there is (i) a legally applicable right to offset the recognized amounts and (ii) an intention to settle them on a net basis, or to realize the asset and settle the liability simultaneously.

a.3 Impairment of financial assets

(i) Financial assets measured at amortized cost

Annually, the Company assesses whether there is evidence that the financial asset may be subject to impairment loss, and is recorded only after the verification of the result of one or more events that occurred after recognition and impact on the estimated future cash flows of the financial asset that can be reliably estimated.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

The criteria used to determine whether there is evidence of impairment loss include:

(i)             significant financial difficulty of the issuer or borrower;

(ii)            default event in the contract, such as default or delay in payment of interest or principal;

(iii)           when the Company, for economic or legal reasons related to the borrower’s financial difficulty, guarantees the borrower a concession that the lender would not receive;

(iv)           it is probable that the borrower will declare bankruptcy or other financial reorganization;

(v)            the disappearance of an active market for that financial asset due to financial difficulties;

(vi)           observable data indicating that there is a measurable reduction in future estimated cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

The amount of the impairment loss is measured by the difference between the book value and the present value of estimated future cash flows discounted at the original interest rate of the financial assets. The carrying amount of the financial asset is reduced and the amount of the impairment loss is recognized in the income statement for the year.

In subsequent measurement, if there is an improvement in the asset’s classification, such as, for example, an improvement in the debtor’s credit level, the impairment loss previously recognized should be reversed in the income statement.

(ii) Financial assets measured at fair value through comprehensive income

Annually, the Company assesses whether there is evidence that the financial asset may be subject to impairment.

For such financial assets, a significant or prolonged reduction in the fair value of the security below in its cost is an evidence that the asset is impaired and the impairment loss, measured by the difference between the acquisition cost and the current fair value, less any loss previously recognized in other comprehensive income, should be recognized in the income statement.

b.            Derivative financial instruments and hedge activities

The derivative financial instruments are recognized at fair value on the date a derivative contract is entered into and are subsequently measured at fair value, whose variations are recorded under results of the derivative financial instruments in the income statement for the year.

Derivative financial instruments embedded in main non-derivative contracts are treated as a separate derivative when their risks and characteristics are not intrinsically related to those of the main contracts and these are not measured at fair value through income.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

For embedded derivative financial instruments that do not have an option feature, these are separated from their main contract in accordance with their expressed or implied substantive terms, so that the fair value is zero on initial recognition.

ii. Annual analysis of the recoverable value of non-financial assets

a.	Fixed asset

Measured at the cost of acquisition, formation, construction or restoration, net of recoverable taxes. This cost is deducted from accumulated depreciation and impairment loss, when applicable, which is the higher of use and sale, less selling costs. The costs of loans and financing are recorded as part of the costs of property, plant and equipment in progress, considering the weighted average rate of loans and financing in force on the capitalization date in accordance with the Company's policy.

Depreciation is recognized based on the estimated economic useful life of each asset using the straight-line method. The estimated useful life, residual values and depreciation methods are reviewed annually and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The Company annually analyzes the indications of impairment of property, plant and equipment. The provision for impairment of property, plant and equipment is only recognized if the cash-generating unit (“CGU”) to which the asset is related suffers an impairment loss. This condition also applies even if the asset's recoverable amount is less than its book value. The recoverable amount of the asset or CGU is the higher of its value in use and its fair value less selling expenses.

The cost of major renovations is capitalized when future economic benefits exceed the performance initially estimated for the asset and are depreciated over the remaining useful life of the related asset.

The other costs with repairs and maintenance are appropriated to the result when incurred.

Gains and losses on disposals of property, plant and equipment are measured by comparing the sale value and the residual book value and are recognized in other operating income (expenses), net on the date of disposal.

b.	Intangible

Intangible assets acquired are measured at cost at the time of their initial recognition. Intangible assets acquired in a business combination have their cost defined as the fair value on the acquisition date. After initial recognition, intangible assets are stated at cost, less accumulated amortization and impairment losses, when applicable.

The useful life of an intangible asset is evaluated as defined or indefinite.

Intangible assets with finite useful lives are amortized over their economic useful lives and assessed for impairment whenever there is an indication of loss of economic value. The amortization period and method for an intangible asset with a defined useful life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with a defined useful life is recognized in the income statement in the expense category related to its use and consistent with the economic useful life of the intangible asset.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Depreciation of suppliers and port services contracts, port concessions, lease agreements and cultivars are recorded in cost of sales, amortization with customer relationships in commercial expenses, amortizations of brands and patents, non-competition agreement, research agreement, development and implementation of systems in administrative expenses, while amortizations of software are recorded according to their use, which may be cost of sales, administrative or commercial expenses.

Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment, individually or at the level of the CGU. The allocation is made to the CGU or group of CGUs that represents the lowest level within the entity, in which the goodwill is monitored for management's internal purposes, and that has benefited from the business combination. The Company records in this subgroup mainly goodwill for expected future profitability (goodwill) and easement of passage.

The performance of the test involved the adoption of assumptions and judgments.

The impairment test of assets is carried out annually based on the discounted cash flow method. In 2020, the Company's budgetary, strategic and financial planning with growth projections until the year 2025 and average perpetuity of the cash-generating unit were used as the basis, considering a nominal rate of 3.27% a.a. as of this date, based on the history of the past few years, as well as the economic and financial projections of each market in which the Company operates, in addition to official information from independent and governmental institutions.

The nominal discount rate, after taxes, used by Management to prepare the discounted cash flow was 9.19% p.a, calculated based on the weighted average cost of capital (WACC). . The assumptions presented in the table below were also adopted:

	2021	2022	2023	2024	2025
Average net pulp price – Foreign Market (USD/Ton)
Asia	495.0	651.7	457.5	492.5	502.4
Europe	490.5	640.1	504.7	505.9	516.1
North America	535.9	647.9	510.9	512.0	522.4
Latin America	511.3	637.6	502.8	503.9	514.1
Average net pulp price – Domestic Market (USD/ton)	421.6	641.4	505.7	506.9	517.1
Average exchange rate (R$/U.S.$)	5.01	4.82	4.81	4.82	4.88
Discount rate (after tax)	9.19% a.a.	9.19% a.a.	9.19% a.a.	9.19% a.a.	9.19% a.a.
Discount rate (before tax)	13.0% a.a.	13.0% a.a.	13.0% a.a.	13.0% a.a.	13.0% a.a.

iii. Annual analysis of the recoverable amount of taxes

a.	Taxes to recover

The realization of credits related to recoverable taxes will occur in accordance with the annual budget projection approved by the Company’s Management.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

b.	Current and deferred income tax and social contribution

Income taxes comprise income tax and social contribution on net income, current and deferred. These taxes are recognized in the income statement, except to the extent that they are related to items recognized directly in equity. In this case, they are recognized in equity under the equity valuation adjustment item.

The current charge is calculated based on the tax laws enacted in the countries in which the Company and its subsidiaries and affiliates operate and generate taxable income. The Management periodically assesses the positions assumed in the income tax returns in relation to situations in which the applicable tax regulations give rise to interpretations and establishes provisions, when appropriate, based on the amounts that must be paid to the tax authorities.

Deferred tax and contribution liabilities are recognized on temporary differences between the tax bases of assets and liabilities and their book values in the financial statements. Deferred taxes and contributions are determined based on the rates in force on the balance sheet date and, which must be applied when they are realized or when they are settled.

Deferred tax assets and contributions are recognized to the extent that it is probable that future taxable profit will be available to be used to offset temporary differences, based on projections of future results prepared and based on internal assumptions and future economic scenarios that can therefore change.

Deferred income tax and social contribution are recognized on temporary differences arising out investments in affiliates and subsidiaries, except when the timing of the reversal of temporary differences is controlled by the Company, and as long as it is probable that the temporary difference will not be reversed in the foreseeable future.

Deferred taxes and contributions, assets and liabilities, are presented at the net amount in the balance sheet when there is a legal right and the intention to offset them when calculating current taxes, generally related to the same legal entity and the same tax authority.

The projection for realization of deferred taxes of an active nature was prepared based on Management’s best estimates which are based on significant assumptions, such as the average net selling price of pulp and paper and the transfer price with its subsidiary in Austria. However, there are several assumptions that are not under the Company’s control, such as inflation rates, exchange rate volatility, pulp prices practiced in the international market and other economic uncertainties in Brazil, future results may differ from those considered in the preparation of the consolidated projection.

vi. Fair value of biological assets

The biological assets for production (mature and immature forests) are reforestation eucalyptus forests, with a formation cycle between planting until the harvest of approximately 7 (seven) years, measured at fair value less selling expenses. Depletion is measured by the amount of biological assets exhausted (harvested) and evaluated at their fair value.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

To determine the fair value, the income approach technique was applied using the discounted cash flow model, according to the projected productivity cycle for these assets. The assumptions used to measure the fair value are reviewed every six months, as the Company considers that this interval is sufficient so that there is no significant gap in the fair value balance of the biological assets recorded in the accounts. Significant assumptions are presented in note 13.

The gain or loss on the assessment in the fair value is recognized in the operating income (expenses), net.

Biological assets in formation under the age of 2 (two) years, accounted for by the cost of formation and areas of permanent environmental preservation, which are not accounted for, as they are not characterized as biological assets, are not included in the measurement at fair value.

The calculation of the fair value of biological assets falls under level 3 of the hierarchy established in CPC 46/IFRS 13 - Measurements of Fair Value, due to the complexity and structure of the calculation.

The main assumptions Average Annual Increase (“IMA”), discount rate and average gross selling price of eucalyptus, stand out as being the most sensitive, where increases or decreases generate relevant gains or losses in the measurement of fair value.

The assumptions used in the measure of the fair value of biological assets were:

i) Average cycle of forest formation of 6 and 7 years;

ii) Useful planted areas of forests from the 3rd year of planting;

iii) The IMA, which consists of the estimated volume of wood with bark in m3 per hectares, calculated based in the genetic material applied in each region, silvicultural and forest management practices, productive potential, climatic factors and soil conditions;

iv) The estimated average standard cost per hectare includes expenditures on forestry and flower management applied to each year of formation of the biological cycle of forests, plus the cost of land lease contracts and the opportunity cost of own land;

v) Average gross sales prices for eucalyptus were based on surveys specialized in transactions carried out by the Company with independent third parties; and

vi) The discount rate used in cash flows is calculated based on the capital structure and other economic assumptions for an independent market participant in the sale of standing timber (forests).

The table below shows the measurement of the premises used:

December 31, 2020
Useful planted area (hectare)	1,020,176
Mature assets	111,866
Immature assets	908,310
Average annual increase (IMA) - m 3/ha/year	38.43
Average sale price of eucalyptus - BRL/m3	70.22
Discount rate - %	8.9%

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

v. Useful life of property, plant and equipment and intangible assets with defined useful life

The useful life of property, plant and equipment items is defined according to the specifications of the manufacturers of machines, equipment and installations, the level of operation of industrial plants and the quality of preventive and corrective maintenance and by independent appraisers for real estate. The estimated useful lives of property, plant and equipment items, residual values and depreciation methods are reviewed annually and the effects of any changes in estimates are accounted for prospectively.

Intangible assets with defined useful lives are defined in reports of independent appraisers. All of these materials involving a high degree of judgment and uncertainties in the respective base dates of the reports.

If events or changes in circumstances occur that indicate that the carrying amount of an asset or group of assets may not be recoverable based on future cash flows, the Management will prospectively adjust the balance to its recoverable amount.

vi. Provisions, contingent assets and liabilities

Contingent assets are not recorded. Recognition is only carried out when there are real guarantees or favorable court decisions, which have been decided and the value of which can be reliably measured. Contingent assets assessed as probable successes are disclosed in an explanatory note, when material.

A provision is recognized to the extent that the Company expects to disburse cash flows, which can be reliably measured. Tax, civil, environmental and labor lawsuits are provided when losses are assessed as probable and the amounts involved are measurable with sufficient certainty, being recorded net of judicial deposits. When the prospect of loss in these proceedings is possible, a description of the proceedings and amounts involved is disclosed in the explanatory notes. Contingent liabilities assessed as remote losse are not provisioned and disclosed.

Contingent liabilities for business combinations are recognized if they arise from a present obligation that arose from past events and if their fair value can be measured reliably. They are measured by the highest value among:

(i) the amount that would be recognized in accordance with the accounting provisions policy described above; or

(ii) the value initially recognized, less, if applicable, the revenue recognized in accordance with the contract revenue recognition policy with client.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

vii. Employee benefits

The Company offers benefits related to the supplementary retirement plan with defined contribution to all employees and medical assistance and life insurance for a certain group of former employees, and for the last two benefits, actuarial studies are prepared annually by an independent experts and are reviewed by the Management. Such commitments and costs are subject to economic and demographic assumptions, among which the most relevant are: discount and rates of growth rate of medical costs, which imply a certain degree of judgment regarding to the premises adopted.

These and other estimates are reviewed annually by independent professional and may differ from actual results due to changes in market and economic conditions.

Measurements, which include actuarial gains and losses, are recognized in the equity valuation adjustment item when incurred. The interest incurred, resulting from changes in the present value of the actuarial liability, is recorded in the financial expenses item, in the income statement.

viii. Share-based payment

The Company’s executives and managers receive a portion of their compensation through share-based payment plans with cash settlement and shares, with cash settlement alternative.

Plan expenses are recognized in the income statement against a financial liability, during the acquisition period when services are received. The financial liability is measured at its fair value at each balance sheet date and its variation is recognized in the administrative expenses item in the income statement.

On the exercise date of the option and when such options are exercised by the executive to receive shares in the Company, the financial liability is reclassified to the caption of share options granted in shareholders’ equity. In the case of exercise of the cash option, the Company settles the financial liability in favor of the executive.

ix. Control, significant influence and consolidation

a.	Consolidated financial statements

The financial statements are drafted using information from Suzano and its subsidiaries on the same base date, as well as consistent accounting policies. The Company consolidates all subsidiaries over which it has direct or indirect control, that is, when it is exposed or has rights to variable returns on its investment with the investee and has the ability to direct the relevant activities of the investee.

In addition, all transactions and balances between Suzano and its subsidiaries, associates and jointly controlled investments were eliminated in the consolidation, as well as unrealized profits or losses arising from these transactions, net of tax effects, investments and the respective results of equity equivalence.

The participation of non-controlling shareholders is highlighted.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

b.	Investments in subsidiaries

They are all entities whose financial and operational activities can be conducted by the Company and in which there is normally an equity interest of more than half of the voting rights. The Company controls an entity when it is exposed or is entitled to variable returns arising from its involvement with the entity and has the ability to interfere in those returns due to the power it exercises over the entity.

The controlled entities are consolidated from the date on which control is obtained until the date on which that control ceases to exist.

c.	Investments in joint operations

They are all entities in which the Company maintains the share of control, contractually established, over its economic activity and that exists only when the strategic, financial and operational decisions related to the activity require the unanimous consent of the parties that share control.

In the preparation of the consolidated financial statements, the balances of assets, liabilities, income and expenses are recognized proportionally in relation to the participation in the joint operation.

d.	Investments in associates and joint ventures

They are initially recognized at cost and, subsequently, adjusted by the equity method, being increased or reduced their participation in the investee's result after the acquisition date.

In investments in associates, the Company has significant influence, which is the power to participate in decisions about the investee's financial and operating policies, but without individual or joint control of these policies. In jointly controlled ventures, there is the sharing, contractually agreed, of business control, in which decisions about the relevant activities require unanimous consent of the parties that share control.

In relation to the associates Ensyn and Spinnova, the base date of the financial statements is November 30, 2020 and has no material effect in relation to the consolidated result and, if any significant event had occurred until December 31, 2020, it would be adjusted in the consolidated financial statement

x.	Transfer of control for revenue recognition

Revenue from contracts with customers is recognized as the transfer of control of products to customers occurs, represented by the ability to determine the use of the products and to obtain substantially all of the remaining benefits from the products.

For this, the Company uses the 5-step model: (i) identification of contracts with customers (ii) identification of performance obligations provided for in contracts (iii) determination of the transaction price (iv) allocation of the transaction price to the obligation performance provided for in the contracts and (v) revenue recognition when the performance obligation is met.

For the Pulp operating segment, revenue recognition is based on the parameters provided for in (i) the corresponding International Trade Terms (“Incoterms”), when destined for the foreign market and (ii) transit time (“lead time”), when destined for the domestic market.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

For the Paper and Consumer Goods operating segments, revenue recognition is based on the parameters provided for by (i) the corresponding International Trade Terms (“Incoterms”) and (ii) the transit time (“lead time”) and they are products destined for the foreign and domestic markets.

They are measured at the fair value of the consideration received or receivable, net of applicable taxes, returns, rebates and discounts and recognized in accordance with the accrual accounting regime, when the value is measured with certainty.

The accumulated experience is used to estimate and record provisions for rebates and discounts using the estimated value method. Revenue is recognized only to the extent that it is highly probable that a significant reversal will not occur. A refund liability (included in accounts receivable from customers) is recognized for the estimated rebates and discounts payable to customers in relation to sales made up to the end of the year. Sales are made in the short term, therefore, they do not have a financing character and are not discounted to present value.

xi.	Expected credit losses

The Company uses the matrix of provisions by maturity with the appropriate grouping of its portfolio. When necessary, based on individual analysis, the provision for expected loss is supplemented.

The Company adopts procedures and analyzes to establish credit limits.

The maturity position of the customer portfolio is analyzed monthly and, for customers with past-due balances, a specific assessment of each one is made, considering the risk of loss involved, the existence of contracted insurance, letters of credit, real guarantees and the situation financial. In the event of default, collection efforts are made through direct contacts with customers and collection through third parties. If these efforts are not sufficient, judicial measures are considered and an expected credit loss is recorded against the item selling expenses in the income statement for the year. The securities are written off against the provision, as Management considers that they are no longer recoverable after having taken all appropriate measures to receive them.

xii.	Provision for losses of inventories

Provisions for losses, adjustments to net realizable value, impaired items and slow moving inventories are recorded when necessary. Normal production losses are included in the production cost for the respective month, while abnormal losses, if any, are recorded directly in the cost of products sold without being carried over inventory.

10.6 Material items not disclosed in the Financial Statements

a) the assets and liabilities held by the Company, either directly or indirectly, that are not reported in its balance sheet (off-balance sheet items)

The officers informed that the Company does not have any material asset or liability that is not reflected in its consolidated financial statements concerning the fiscal years ended December 31, 2020 and 2019.

All interest and relationships with subsidiaries are disclosed in the consolidated financial statements.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(i) operating leases, as lessor and lessee

An agreement is, or contains provisions concerning leasing if such agreement transfers the right to control usage of a specified asset, during a set timeframe and against compensation, for which it is necessary to assess if:

(i)          the agreement involves the use of a specified asset, which may be explicit or implicit, and may be physically distinct or substantially represent the entire capacity of, a physically distinct asset. In case the supplier has the substantial right to replace the asset, the asset is in turn not specified.

(ii)         the Company has the rights to substantially obtain the entirety of the asset’s usage’s economic benefits during the duration of the agreement; and

(iii)        the Company has the right to direct the usage of the asset. The Company has the right to decide how and for what purposes the asset is used, if:

•	it may operate the asset; or

•	it assessed the asset, in a manner in which predetermines its purpose.

In the beginning of the agreement, the Company recognizes an asset subject to usage rights and a leasing liability that represents the obligation of making payments concerning the underlying asset of the lease.

The usage right asset is initially gauged by cost and comprises the initial amount of the leasing liability, adjusted by any payments made on or before the set start date of the agreement, added to by any direct initial costs incurred and cost estimates concerning disassembly, removal, restoration of the asset at its location, subtracting any received incentives.

The usage right asset is subsequently depreciated linearly, from the start date until the maturity date of the leasing agreement. Except for plot agreements, which are automatically extended for the same set periods by means of a notice to the lessor, other agreements do not allow for automatic extensions for undetermined periods, as well as the exercise of the agreement termination is a right extended to both parties.

The gross leasing liability of PIS/COFINS is initially gauged by present value, with deductions based on nominal rate of incremental loans.

The leasing liability is gauged by the amortized cost, using the effective interest rate method and is reassessed in the event of changes to:

(i)          future payments arising from a change of a rate or index;

(ii)         the estimation of the expected amount to be paid concerning the guaranteed residual amount; or

(iii)        the valuation if the Company exercises call options, extension or termination.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

When the leasing liability is reassessed, the amount of the corresponding adjustment is noted in the book value of the usage right asset or in the financial results, if the book value of the usage right asset has been reduced to zero.

The Company is not a party to registered leasing agreements containing provisions:

(i)          concerning variable payments based on performance of the leased assets;

(ii)         residual amount guarantees; or

(iii)        restrictions, such as the obligation to maintain financial indicators.

Low-value or short-term contracts that fall under the standard exemption refer, respectively, to those whose individual asset values are less than US$ 5.00 or have a maturity of less than 12 months, and are noted in the financial results when incurred.

The effects of this matter are disclosed in note 19 of the Company’s financial statements concerning the fiscal years ended on December 31, 2020 and 2019.

(ii) receivables portfolios written off against which the entity holds risks and responsibilities, indicating the respective liabilities

The Company’s Officers clarify that there are no written-off receivables portfolios against which the entity holds risks and responsibilities not evidenced in the Company’s balance sheets concerning the fiscal years ended December 31, 2020 and 2019.

(iii) future product or service purchase and sale agreements or service

In the ordinary course of business, the Company enters into long-term contracts in take or pay mode with suppliers of chemicals, electricity, transportation and natural gas, as described in note 24 to the financial statements for the fiscal year ended December 31, 2020. The contracts provide for termination and suspension of supply clauses for non-compliance with essential obligations. Generally, the Company acquires the minimum contractually agreed and for that reason there are no liabilities in addition to the amount noted on a monthly basis. In the fiscal year ended on December 31, 2020, these long-term commitments totaled BRL 12,429,229.00 per year (BRL 7,335,609 per year on December 31, 2019).

(iv) unfinished construction contracts

The Company’s Officers clarify that there are no unfinished construction contracts applicable to the Company, provided for in CPC 17 (R1) - Construction Contracts, concerning the fiscal years ended December 31, 2020 and 2019.

(v) contracts for future financing receipts

The Company’s Directors clarify that there are no contracts for future receipts of financing on the Company’s balance sheets concerning the fiscal years ended December 31, 2020 and 2019..

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

e) other items not disclosed in the financial statements.

Not applicable, as the officers of the Company informed that there are no other relevant items not evidenced in the financial statements of the Company concerning the fiscal years ended December 31, 2020 and 2019.

10.7 - Comments on items not disclosed in the financial statements

a)	how these items change or may change revenues, expenses, operating income, financial expenses or other items in the Company’s financial statements.

b)	nature and purpose of the transaction.

c)	nature and amount of obligations assumed and rights generated in favor of the issuer as a result of the transaction.

(i) Operating leasing agreements

An agreement is, or contains provisions concerning leasing if such agreement transfers the right to control usage of a specified asset, during a set timeframe and against compensation, for which it is necessary to assess if:

(iv)        the agreement involves the use of a specified asset, which may be explicit or implicit, and may be physically distinct or substantially represent the entire capacity of, a physically distinct asset. In case the supplier has the substantial right to replace the asset, the asset is in turn not specified.

(v)         the Company has the rights to substantially obtain the entirety of the asset’s usage’s economic benefits during the duration of the agreement; and

(vi)        the Company has the right to direct the usage of the asset. The Company has the right to decide how and for what purposes the asset is used, if:

•	it may operate the asset; or

•	it assessed the asset, in a manner in which predetermines its purpose.

In the beginning of the agreement, the Company recognizes an asset subject to usage rights and a leasing liability that represents the obligation of making payments concerning the underlying asset of the lease. The usage right asset is initially gauged by cost and comprises the initial amount of the leasing liability, adjusted by any payments made on or before the set start date of the agreement, added to by any direct initial costs incurred and cost estimates concerning disassembly, removal, restoration of the asset at its location, subtracting any received incentives.

The usage right asset is subsequently depreciated linearly, from the start date until the maturity date of the leasing agreement. Except for plot agreements, which are automatically extended for the same set periods by means of a notice to the lessor, other agreements do not allow for automatic extensions for undetermined periods, as well as the exercise of the agreement termination is a right extended to both parties.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

The gross leasing liability of PIS/COFINS is initially gauged by present value, with deductions based on nominal rate of incremental loans.

The leasing liability is gauged by the amortized cost, using the effective interest rate method and is reassessed in the event of changes to:

(iv)        future payments arising from a change of a rate or index;

(v)         the estimation of the expected amount to be paid concerning the guaranteed residual amount; or

(vi)        the valuation if the Company exercises call options, extension or termination.

When the leasing liability is reassessed, the amount of the corresponding adjustment is noted in the book value of the usage right asset or in the financial results, if the book value of the usage right asset has been reduced to zero.

The Company is not a party to registered leasing agreements containing provisions:

(iv)        concerning variable payments based on performance of the leased assets;

(v)         residual amount guarantees; or

(vi)        restrictions, such as the obligation to maintain financial indicators.

Low-value or short-term contracts that fall under the standard exemption refer, respectively, to those whose individual asset values are less than US$ 5.00 or have a maturity of less than 12 months, and are noted in the financial results when incurred.

The effects of this matter are disclosed in note 19 of the Company’s financial statements concerning the fiscal years ended on December 31, 2020 and 2019.

(ii) Take or Pay Agreements

In the ordinary course of business, the Company enters into long-term contracts in take or pay mode with suppliers of chemicals, electricity, transportation and natural gas, as described in note 24 to the financial statements for the fiscal year ended December 31, 2020. The contracts provide for termination and suspension of supply clauses for non-compliance with essential obligations. Generally, the Company acquires the minimum contractually agreed and for that reason there are no liabilities in addition to the amount noted on a monthly basis. In the fiscal year ended on December 31, 2020, these long-term commitments totaled BRL 12,429,229.00 per year (BRL 7,335,609 per year on December 31, 2019).

10.8. Business Plan:

a)	Investments, including: (i) quantitative and qualitative description of investments in progress and planned investments; (ii) sources of investment financing; and (iii) relevant divestments in progress and planned divestments.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

The Board of Executive Officers reaffirms its long-term profitability strategy and remains committed to the execution focused on performance combined with innovation, sustainability and operational excellence in order to consolidate its position as one of the most profitable and competent forest-based business organizations in the industry and sustainability in its operations.

Suzano seeks a continuous evolution, through a set of measures and innovations that lead the Company to present consistent economic and financial results. Cash generation in recent years has enabled significant advances in the execution of the Company’s strategy to create value in a sustainable manner.

We have made important advances in the adjacent business strategy, which seeks new uses for our asset base, diversifying our products with more profitable and scalable businesses.

i)	Consumer goods; Structural Competitiveness of Pulp and Forest-Base Expansion: Representing an evolution of the Company’s market positioning in the consumer goods segment and the strengthening of its structural competitiveness in the pulp production, attesting to Suzano’s commitment to the financial discipline established in its Financial Debt Policy. According to a Material Fact disclosed on December 19, 2019, on the same date, the investments in the state of Espírito Santo were approved by the Company’s Board of Directors, totaling nine hundred and thirty-three million and four hundred thousand reais (BRL 933,400,000.00), as detailed below, whose realization is subject to the approval of the same projects by the Government of the State of Espírito Santo, under the terms of State Law No. 11,001/2019, as amended, and State Decree No. 4,524/2019. Once the approvals are obtained, the projects will be funded by the monetization of ICMS credits owned by the Company, under the same legal instruments:

(1) construction of a conversion plant for production of toilet paper and paper towels, with a capacity of thirty thousand (30,000) tons per year, with total investments estimated at one hundred and thirty million reais (BRL 130,000,000.00) and expected implementation term of eleven (11) months, from the obtainment of the applicable licenses and approvals;

(2) partial retrofit at the pulp production plant located in Aracruz involving the replacement of parts of the recovery boiler and the installation of a crystallization system, with total investments estimated at two hundred and seventy-two million and four hundred thousand reais (BRL 272,400,000.00), with an estimated execution term of twenty-five (25) months; and

(3) development of a forest base involving the acquisition of real estate, land leases and plantations in an estimated total amount of five hundred and thirty-one million reais (BRL 531,000,000.00) with an estimated investment execution term of twenty-four (24) months from the date of obtainment of the applicable licenses and approvals. The investments do not affect the Company’s cash flow and the disbursements for the investments identified in items 2 and 3 above are already included in the CAPEX estimate for 2020.

ii)	CAPEX 2020: As indicated in the table below, after the adjustment and performance of CAPEX 2019, the Company expects for the fiscal year of 2020 a total updated CAPEX of BRL 4.2 billion, including in this total the investments related to the carryover from 2019 in the amount of BRL 0.2 billion. Of the BRL 4.2 billion estimated for 2020, BRL 3.5 billion refer to maintenance and the balance, in the total amount of BRL 0.7 billion, comprises remaining investments in projects previously disclosed to the market, such as investments in port and land and forest logistics assets, as well as possible new investments in land and forests and port logistics assets, which may bring greater future competitiveness to the Company and/or which guarantee the maintenance of future business expansion options.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

CAPEX (BRL billions)	2019	2020	2021
Maintenance	3.7	3.2	4,0
Expansion and Modernization	0.3	0.2	0,2
Lands and Forests	1.5	0.4	0,4
Port Terminals	0.4	0.1	0,2
Others	0	0.9	0.1
Total	5.8	4.2	4.9

1 States of São Paulo and Maranhão.

2 As published in the 2Q20 earnings release.

3 As published in the 4Q20 earnings release.

iii)	Divestments: Pursuant to the Notice to the Market published on December 12, 2019, on the same date, the Company entered into the Agreement for Sale of Standing Forests and Other Covenants with Klabin S.A. (“Klabin”), through which the Company sold and Klabin purchased standing eucalyptus forests, located in the southern area of the State of São Paulo, representing approximately 14 thousand hectares of planted forests (“Forests Sales Transaction”), which currently constitute nonoperational assets of the Company, for an aggregate amount of approximately four hundred million reais (BRL 400 million reais). Payment will be made proportionately to the volume of forest harvested and will occur from 2020 to 2026. Pursuant to the Market Notice issued on November 20, 2020, on January 5, 2021, the Company finalized the transaction concerning the sale of twenty-one thousand and sixty-six (21,066) acres of rural property located in the central region of the State of São Paulo (by means of assignment of a leasing agreement and acquisition of additional lumber) to Bracell SP Celulose Ltda. and Turvinho Participações Ltda., for the purchase price of one billion, fifty-six million, seven-hundred and fifty-four thousand, nine-hundred and fifty Brazilian Reais (BRL 1,056,754,950.00). The transactions mentioned above are aligned with the Company’s deleveraging plan announced to the market, and confirms the financial discipline adopted by Suzano in the execution of its Financial Debt Policy

On the main investments already made, for more information, see Section 10.3. The assumptions taken into consideration by the Company are subject to risks and uncertainties that may prevent such expectations from being met or being substantially different from what was expected. For more information on the Company’s risks, see items 4 and 5 of the Reference Form.

b)	Acquisitions already disclosed of plants, equipment, patents or other assets that may materially influence the Company’s productive capacity.

i)	Fibria: On January 14, 2019, a transaction was concluded which resulted in the Company’s ownership of all shares issued by Fibria Celulose S.A. (“Fibria”), which, on April 1st, 2019, was merged by the Company. With the Operation, we sought to create a solid company, with top-tier assets, strategically located, capable of supplying customers on all continents with its products efficiently. As estimated by Management, during the fiscal year of 2020, the fulfillment of the estimated operational synergy gains as a result of the business combination with Fibria was achieved, reaching estimated gains on a recurring basis, of BRL 1.3 billion per year (before taxes). The operational synergies were achieved with the reduction of costs, expenses, capital investments and indirect taxation, arising from the supply, forest, industrial, logistics, commercial, management and personnel sectors, enabling Suzano to consolidate its position in the international market as the lowest cost producer in the pulp industry.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

c)	New products and services, indicating: (i) description of ongoing research already disclosed; (ii) total amounts spent by the Company on research to develop new products or services; (iii) projects under development already disclosed; and (iv) total amounts spent by the Company on the development of new products or services).

The extent of new businesses that innovate and break paradigms contributes to the Company’s growth with investments in projects of high profitability and scalability, and helps to build avenues of diversification, creating sustainable value.

Tissue: In 2017, Suzano started operating the Consumer Goods Unit, starting activities in the tissue segment (paper for sanitary purposes, mainly), with the production of reels and finished products at the Imperatriz (MA) and Mucuri (BA) units, with an installed production capacity of 120 thousand tons of tissue reels per year, and the maximum conversion capacity for finished products covered by the project is 60 thousand tons per year. Each plant unit has the same installed production capacity, and the total investment is estimated at BRL 540 million. This initiative allows Suzano to find a structural tax solution (monetization of ICMS credits), evidencing our operational competitiveness, due to the paper machine being integrated with the pulp unit and being present in more than 80% of the cash cost and logistics.

FACEPA - Fábrica de Papel da Amazônia S.A. (“FACEPA”), merged by the Company on December 31, 2020, was acquired in March 2018, in addition to Suzano’s purpose to expand its activities to the markets of products adjacent to pulp. FACEPA owned units in Belém (PA) and Fortaleza (CE) and the total investment for the acquisition was BRL 310 million, subject to adjustments. With the acquisition, Suzano became one of the largest sanitary papers manufacturers in Brazil, with a prominent position in the North and Northeast regions.

Further, pursuant to the Material Fact disclosed on December 19, 2019, in 2020, by means of monetizing ICMS credits held by the Company, a conversion factory was built in the City of Cachoeiro do Itapemirim (State of Espírito Santo), for the production of toilet paper and paper towels, with an annual capacity of thirty-thousand (30,000) tons.

Lignin: In the development of new products and processes, Suzano continuously invests in the search for technologies capable of adding value to its current business. The 2020 forecast indicates the start of lignin production at the Limeira Unit (SP). With a capacity of 20 thousand tons per year, the Company will start operating in the kraft lignin segment and in a new technological frontier for the industry. Lignin may be used as a raw material from a renewable source to replace petroleum-based chemicals, in several added-value applications. Suzano is the first producer of kraft lignin and derivatives in Latin America and the first in the world to produce lignin from planted and certified eucalyptus forests, which will open up unique opportunities to explore the identified potential.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

New Products: We have also invested in other research projects using our biomass and pulp as a raw material for new products. In this scope, we have a partnership with Ensyn, a company based in the United States in which Suzano has an equity interest since 2012, in biopetroleum production projects. In 2020, we supported the product development process in co-processing applications at refineries and worked on the valuation of business models and projects.

Development of applications and products from the microfibrillated pulp production is another line of research and business development at Suzano. In addition to the use of this product in paper and consumer goods, Suzano has developed applications in different markets, such as, the textile market. In this sense, Suzano has an equity interest and joint development with Spinnova, a Finnish company whose technology is capable to process wood fibers for the textiles production.

10.9. Additional factors with relevant impacts

Analysis of the impact of the COVID-19 pandemic on the Company’s activities

The Company’s operations, as well as operations of companies controlled by the Company, directly or indirectly have been impacted as a result of the COVID-19 pandemic.

However, Suzano has been taking precautionary and mitigative measures, observing guidelines set by national and international health authorities, in order to minimize, as much as possible, effects arising from the COVID-19 pandemic, popularly known as the “corona virus”, targeting the health of individuals and its business continuity.

The measures are based on three pillars:

(1) Personal: with purposes of providing safety to its personnel and third-parties, Suzano adopted a series of measures and procedures minimizing exposure to coronavirus. With regards to individuals’ health, it is worth mentioning the Company’s decision to maintain all direct jobs and advance 50% of the christmas bonus (13º salário) for all of its personnel.

(2) Society: At this time, Suzano understands its responsibility before the communities in which it operates, based on its directive: “It is only good for us, if it is good for the world”. Accordingly, since the beginning of the pandemic and to this date, the Company has adopted several measures in order to protect society, including:

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(i)          Donation of toilet paper, napkins and disposable diapers manufactured by the Company to regions in need.

(ii)         Donation of 159 ventilators and 1 million hospital-grade masks to Federal and State Governments.

(iii)        Participation, alongside Positivo Tecnologia, Klabin, Flextronics and Embraer, in the joint action supporting the Brazilian company Magnamed, for the production of ventilators delivered to the Federal Government. The disbursement made by Suzano was of BRL 9 million.

(iv)        Construction of a field hospital in the City of Teixeira de Freitas (State of Bahia) with Veracel, which has been delivered to the State Government and inaugurated in July 2020.

(v)         Partnership with Fatec of the City of Capão Bonito for the production of alcohol sanitizer.

(vi)        Loaning forklifts for purposes of moving donations received by the Red Cross.

(vii)       Preservation of all direct jobs.

(viii)      Maintenance, for 90 days (until the end of June 2020) of the payment of 100% of payroll costs of workers and service providers whose operations were suspended as a result of the pandemic, aiming for the preservation of jobs.

(ix)       Creation of a program for the support of small business suppliers, social program supporting small scale farmers with selling their products by means of a home-delivery system in 38 communities supported by the “Rural and Territory Development Program” (Programa de Desenvolvimento Rural e Territorial) of the Company in 5 states and a social program aiming to produce 125 thousand masks in communities, for donations in 5 states.

(x)          Launch of the program for supporting small and mid-sized client portfolios in the paper business, called “Tamo Junto”, with purposes of ensuring that such companies are financially sound and their managements able to reopen their businesses. The disbursements made for performing the social actions implemented by Suzano totaled, until December 31, 2020, the amount of BRL 49 million. It is noteworthy that an additional BRL 136 million were spent in order to adjust our operations to the current situation in fighting the coronavirus (see note 30 of the Financial Statements).

(3) Business Continuity: until the present moment, the Company is continuing with its operations normally and a crisis management committee was implemented and remains active. The paper cellulose segment was classified as an essential producer of goods by the World Health Organization (“WHO”) and by several countries. As such, in order to fulfill its responsibility stemming from its essential status, Suzano has taken measures to ensure, as much as possible, operational normality and full service of its clients, increasing the inventory of wood and raw materials in its factories and advancing its inventory of finished products, bringing them closer to its clients so as to mitigate potential risks of ruptures in the logistics supply chain for factories and sale of their products. The current conjecture arising from the coronavirus also implicates greater credit risks, mainly with regard to its paper business clients. Accordingly, the Company has been monitoring the evolution of such risks and implementing measures to mitigate them. Up to this moment, there were no significant financial impacts.

Because of social distancing measures adopted in Brazil and several countries throughout the world, resulting in closed schools and offices, for instance, the demand for writing and printing paper products has diminished. In view of this situation, as announced by several paper companies in several countries throughout the world, Suzano decided to temporarily reduce its paper production volume. As previously disclosed in its quarterly results concerning the period ended on March 31, 2020, the Company effected a temporary production halt in the paper assembly lines in the factories of the Cities of Mucuri and Rio Verde. However, the factories’ activities were resumed in the beginning of July 2020.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Lastly, it is noteworthy that, as a result of the current scenario, the Company has made enormous communication efforts in order to increase its interaction with its main stakeholders, with purposes of ensuring timely and adequate transparency and flow of information with such stakeholders, in view of the current economic and social conjecture. All of the main communications made by the Company concerning updates of its measures and activities surrounding COVID-19 are available at the Company’s Investor Relations website. Additionally, the Company created a website where it discloses all its actions concerning COVID-19: https://www.suzanocontraocoronavirus.com.br.

Adverse consequences of the pandemic occurred (and remain active) following the disclosure of the Company’s financial statements concerning the fiscal year ended on December 31, 2020, and are likely to persist following the disclosure of the Company’s quarterly financial statements concerning the period ended on March 31, 2021 and, as these are recent events, as of this date, there are no further available information that would enable the Company to assess the COVID-19 pandemic’s effect on its business, besides the information provided in this item 10.9 and items 4.1, 7.1 and 10.1 hereof.

The impacts arising from the COVID-19 pandemic are continuous and, accordingly, the Company shall assess the evolution of the effects to its revenue, assets, financial results, businesses and prospects, including any changes to its capacity to maintain its operations. The Company’s assessments shall be conducted in accordance with CVM/SNC/SEP guidelines, which instructs managers and independent auditors of publicly-held companies to carefully assess the COVID-19 pandemic’s effects on their businesses and disclose, in their financial statements, the main risks and uncertainties arising from such assessments, pursuant to accepted accounting practices.

Other relevant events

As of this date, no other events with relevant impact to the Company took place, besides the ones described in this item 10.9.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

III. Management compensation (Section 13 - CVM Instruction 480/09)

13.1. Description of the compensation policy or practice, including the Statutory Board of Officers:

a) Objectives of the compensation policy or practice, informing whether the compensation policy was formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, locations on the world wide web where the document can be consulted.

The Company’s compensation policy was approved by the Board of Directors and is its purpose is to attract and retain professionals at the Company who are aligned with its principles and values and the shareholders’ goals.

To this end, the Company’s policy is based on the monitoring of the external environment and it annually compares its salary range with reference markets, comprised of competitors in the segments where it operates, Brazilian multinational companies, publicly held companies or companies with compensation strategy similar to that of the Company.

The Company’s compensation policy has as its objective to establish the strategy the constant search for attracting and retaining talents that can add value to its activities and, thus, generate greater profitability for its shareholders. The compensation proposed by the Company to the Executive Board is based on offering a compensation plan linked to the value of the Company’s shares in the market. This strategy, in addition to allowing these talents to be remunerated in a competitive manner with the market, imbues these executives with a greater sense of ownership as the stock appreciation represents a personal gain, while an eventual depreciation of the stock values in the market can mean a relevant impact on their personal compensation, aims to ensure greater alignment, within a strategy of creating value in the medium and long term.

The Company also adopts, in relation to the short-term variable compensation, the distribution profit sharing based on goals that are aligned with the Company’s strategy and are appropriate for each of its employees.

Some employees, who have direct or indirect and active responsibility for the Company’s long-term strategy, receive the opportunity to have access to a long-term incentive program linked to the appreciation of the Company’s phantom shares.

The Company also offers, for eligible executives, a Common Stock Option Program, with pre-defined conditions and aligned with the Company’s long-term objectives.

Both programs are intended to promote the Company’s growth and the attainment of corporate goals established, based on the creation of incentives aiming at reaching a greater alignment of our executives, managers and employees with the Company’s goals.

The Company’s compensation policy is available at https://ri.suzano.com.br.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

b) Compensation breakdown, indicating:

(i) description of the compensation elements and the objectives of each of these Compensation elements:

Compensation elements include:

• Annual fixed compensation: comprises salary or management fees, direct and fringe benefits and compensation for participation in committees, among others, which objective is rewarding the employee in the short term.

• Variable compensation: comprises bonus, profit sharing, compensation for attending meetings, among others, which objective is rewarding the employee in the short and medium terms.

• Share-based compensation: long-term incentive program which comprises phantom shares and stock options, which objective is rewarding the employee in the medium and long terms.

• Post-employment benefits: includes pension plan, which objective is providing the employee assistance after the termination of the employment relationship with the Company.

• Employment termination benefits: none.

These elements, as well as their objectives, are adopted according to the bodies described below:

Board of Directors

Fixed Compensation

All members of the Board of Directors are entitled only to one fixed compensation, which is set based on market conditions and is intended to compensate, attract and retain Directors who add value to the Company’s results of operations.

On the other hand, those Directors who are permanently dedicated and that also integrates the Advisory Committee to the Board of Directors, in addition to the fixed compensation are eligible to receive additional fees in view of such participation in the committes.

It is important to note that, although the Board of Directors is a collegiate body, the compensation of its members do not necessarily have to be uniform, since their setting must take into account subjective criteria, e.g. (i) the responsibilities level of the professional, (ii) his training and competence, (iii) the possible cumulation of positions and functions in the Company and (iv) the value of his services in the market. Thus, in order to guarantee equality and equivalence, different values may be applied as compensation for each of the directors, in the interest of the Company, as shown above.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Variable compensation

No member of the Board of Directors is eligible to participate in the long-term phantom shares incentive programs or the long-term stock option program.

Benefits

Members of the Board of Directors who are not permanently committed are not entitled to any benefits.

With regards to members of the Board of Directors who are permanently committed, the Company grants life insurance benefits. Futher, the Company grants vehicles to members of the Board of Directors who, in addition to being permanent members, also occupy seats in Committees.

Executive Board of Officers:

Fixed compensation

The members of the Executive Board are entitled to fixed monthly compensation.

Variable compensation

The members of the Board of Directors are entitled to variable compensation and are eligible to participate in short-term incentive plans as a way of rewarding the employee for attaining goals that support the Company’s short-term strategy.

Further, members of the Board of Directors are eligible to participate in long-term incentive plans that, through the phantom shares mechanism and the Stock Options Program, reward the employees for the attainment of goals that support the Company’s medium- and long-term strategic goals.

Both portions of the variable compensation are intended to align the executive with the shareholders’ goals and the Company’s sustainability.

Both the fixed and variable compensation of the members of the Executive Board is established, according to market conditions, through researches conducted by renowned consulting firms specialized on the matter.

Benefits

The Company grants the following benefits to members of the Board of Directors: food ticket, meal ticket, group life insurance, life insurance for personal accidents, private pension, medical check-up, health care plan, dental care plan and vehicle.

Similarly to the compensation, the benefits offered also follow market conditions through a research conducted by a renowned consulting firm specialized on the matter.

Fiscal Council:

The Company’s Fiscal Council is not permanent and when installed is comprised of independent professionals.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Fixed compensation

The compensation policy of its members follows the prevailing legislation, which provides for a compensation of no less than 10% of the average fixed compensation paid to the members of the Executive Board, without including benefits, representation fees, and profit sharing paid to other officers.

Variable compensation

Therefore, the members of the Fiscal Council are not eligible to receive any variable compensation.

Benefits

The Company does the mandatory reimbursement of transportation and lodging expenses necessary to perform the work, under the terms of the existing legislation.

With the exception of reimbursement of expenses, members of the Fiscal Council are not eligible to receive benefits.

Committees:

The statutory advisory committees to the Company’s Board of Directors (Management Committee; Sustainability and Strategy Committee; and Audit and Risk Management Committee) were extinct at the Extraordinary Shareholders’ meeting of the Company held on April 1, 2019.

At the meeting, the Statutory Audit Committee was established, which remains the only advisory committee to the Company’s Board of Directors with statutory provision. Subsequently, the Board of Directors may create other non-statutory advisory committees to the Board of Directors, including the Finance and Management Committee and the Compensation Committee.

Fixed compensation

The Company’s Committee members are entitled to a fixed compensation, which cannot exceed, in the aggregate, the maximum amount defined by the Company’s management based on market research.

Variable compensation

Members of the Company's Committees are not eligible to receive variable compensation.

Benefits

Members of the Company's Committees are not eligible to receive any benefits.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(ii) with regards to the last 3 fiscal years, which is the proportion of each element in overall compensation

In the past three years, the members of the Board of Directors, not permanently dedicated, received fixed compensation, with no portion of variable compensation, share-based compensation or post-employment benefit, similarly to the members of the Fiscal Council.

On the other hand, for the members of the Board of Directors who are permanently dedicated, the table below indicates the percentage rate of the fixed and variable compensation applicable to the period, with no portion of share-based compensation.

Year	Fixed Compensation (1)	Short Term Variable Compensation (2)
2020	100%	n/a
2019	42%	58%
2018	39%	61%

(1) Fixed compensation (salaries/management fees, charges, direct and fringe benefits and post-employment benefits).

(2) Short-term variable compensation (bonus, charges and profit sharing).

In relation to the Executive Board, the table below shows the percentage rate of the fixed compensation portion (salary /Management fees, direct and fringe benefits and post-employment benefits), of the short-term variable compensation portion (bonus and profit sharing) and the long-term variable compensation (share-based):

Year	Fixed Compensation (1)	Short Term Variable Compensation (1)	Long Term Variable Compensation (2)
2020	25%	9%	66%
2019	37%	2%	60%
2018	28%	24%	43%

(1) Fixed compensation (salaries/wages, charges, direct and fringe benefits and post-employment benefits).

(2) Short-term variable compensation (bonus, charges and profit sharing).

(3) Long-term variable compensation (based on shares).

These percentages may vary depending on the result of the indicators that guide the variable compensation.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(iii) calculation and adjustment methodology for each of the compensation elements

The compensation amounts paid by the Company to the members of the Executive Board, Council and Committees are periodically compared to the amounts paid by the market, specially competitors in the segments where the Company operates, Brazilian multinational companies, publicly held companies or companies with compensation strategy similar to that of the Company, according to guidelines established by the compensation strategy, through researches conducted by renowned external consulting firms specialized on the matter, so as to determine the level of competitiveness and, if necessary, assess the need of proposing adjustments to some compensation component that is not aligned.

(iv) reasons that justify the compensation breakdown

We seek to align the breakdown of our compensation with the principles adopted by the market and these are also determined so as to reach the compensation strategy goal with respect to the positioning of the overall compensation above the average of such selected market.

(v) the existence of members not compensated by the issuer and the reason for such fact

There are no members who do not receive compensation.

c) Key performance indicators that are taken into consideration in the determination of each compensation element.

The fixed portion of the compensation takes into consideration market surveys and the compensation positioning in this market.

The variable portions (variable compensation and share-based compensation) are based on indicators that demonstrate the support to the Company’s strategy.

The indicators used to determine individual performance are:

- Working capital, contemplating inventories and payment term;

- Equity and debt funding;

- Performance of critical activities defined;

- Compliance with budget at defined limits;

- Fixed, variable and selling costs;

- Effective availability of the plantation areas;

- Company’s net debt and debt cost;

- EBITDA;

- Effective preparation and presentation of business plan;

- Performance of stages related to innovation actions;

- Effective closing of agreements;

- Free cash flow;

- Effective implementation of expected activities;

- Operational integration of acquired companies;

- Maintenance of an appropriate capital structure;

- Contribution margin;

- Paper and pulp production levels;

- Operating Cash Generation;

- Investment analysis through net present value, project rates of return and payback;

- Analysis of forest operating, industrial and logistics efficiency.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

For the post-employment benefit, market surveys and the relative positioning of such adoption in this same market are also taken into consideration.

d) How the compensation is structured to reflect the growth of performance indicators

The fixed portion of the compensation is structured to reach a position in the average of the selected market, based on a research conducted by a consulting firm specialized on the matter.

The variable compensation is structured so that only when minimum levels of the defined goals are reached the variable compensation is recognized.

Additionally, the Company has a structured program to evaluate the alignment of the behavior of the Executive Board’s members, so as to ensure the alignment of such behavior with the Company’s goals, values and ethical principles. This evaluation also affects a portion of the variable compensation.

e) How the compensation policy or practice is aligned with the short-, medium- and long-term interests of the issuer

The Company seeks the alignment of compensation practices with short-term interests through the attraction and retention of professionals who add value to its business.

The fixed compensation practices, which are intended to immediately rewarding the employee, through the monitoring of the Company’s market behavior, are aligned with the Company’s short-term interests.

The variable compensation practices, in turn, in particular in the form of bonus and profit sharing, work as a hybrid between the Company’s short-term interests (when referring to the results attained) and also medium-term interests (results to be attained).

With respect to the share-based compensation practices, which is represented by the phantom shares programs and the stock options, they ensure the commitment of those eligible to the Company’s continuity and its interests in the long term.

f) Existence of compensation supported by subsidiaries, subsidiaries or direct or indirect controlling shareholders

The compensation of managers who occupy a position in the management of controlled companies, for the functions exercised in them, received from such companies, is not subject to resolution of the General Meeting of the Company, therefore, such amount is not included in the amounts disclosed in the section 13.2 of this Reference Form.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Board of Directors:

There are members of the Board of Directors who, within the scope of their respective participations in the Board of Directors and/or Board of Officers of Suzano Holding S.A. (direct controlling shareholder of the Company) and IPLF Holding S.A. (a company party of the group of the controlling shareholders of the Company), also receive fixed and variable compensation (bonus and profit sharing) paid directly by such companies.

Executive Board:

There are members of the Executive Board who receive fixed compensation from Ibema Companhia Brasileira de Papel, the Company’s direct subsidiary, as fees for the participation in the Board of Directors based on the amounts disclosed in item 13.15 below.

Fiscal Council:

There are no members of the Fiscal Council who receive compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders.

Committees

Among the members of the non-statutory Committees, there are members who also receive fixed and variable compensation (bonus and profit sharing) supported by direct controlling shareholders, as a result of their participation in the Board of Directors and/or Executive Board of the following entities: Suzano Holding and IPLF Holding.

g) Existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the sale of shareholder control of the issuer.

Currently, there is no compensation or benefit for members of management linked to the occurrence of a certain corporate event. Exceptionally in 2018, certain Statutory Executive Officers and members of the Board of Directors, who actively participated in the negotiation for the combination of the assets and shareholder bases of Suzano S.A. and Fibria Celulose S.A. were entitled to the bonus.

h) Practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and of the Executive Board of Officers, indicating:

i. the issuer’s bodies and committees that participate in the decision-making process, identifying how they participate

The Board of Directors appoints a Compensation Committee whose function is to individualize the global value of the compensation of the Board of Directors and Board of Officers approved at the Annual Shareholders’ Meeting, observing market research carried out by consultants.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Accordingly, the Compensation Committee is a body that reports to the Board of Directors and its activities are advised by the Expertise-Compensation area of the Company. The meetings of the Compensation Committee are called according to the need to review the management’s compensation.

The Compensation Committee currently consists of 2 (two) members of the Board of Directors and 2 (two) non-management members who have experience in Executive and Board of Directors Compensation and are not linked to any consulting companies that carry out said market research. The members of the Compensation Committee are selected based on nominations by the Board of Directors, being submitted to interviews by the Committee Coordinator. The member selection Process assesses their independence, in relation to the Company itself and to the consultants hired, and the technical knowledge of the members in executive compensation (executive board and boards of directors).

ii. criteria and methodology used for setting individual compensation, indicating whether studies are used to verify market practices, and, if so, the comparison criteria and the scope of these studies

The global compensation of the managers is established, according to market standards, based on surveys by the agency conducted by renowned consultants specialized in the subject.

Annually, two surveys are conducted by renowned consultancies to define criteria and compare the compensation of Board of Directors, Fiscal Council members and those from the Committees.

Currently, the consultants Willis Towers Watson and Korn Ferry are used, which analyze the main practices and trends of a group of large companies with characteristics and size comparable to the Company, taking into account the time of dedication of the Directors, monthly compensation, totals fees considering short and long-term compensation and participation in other committees, in addition to which benefits have a concession prevalence in these organizations.

iii. how often and how the board of directors assesses the adequacy of the issuer’s compensation policy

Annually, the Compensation Committee evaluates the data received from the surveys carried out by Willis Towers Watson and Korn Ferry and verifies the need for adaptation or revision of the compensation policy, seeking to maintain the balance with the compared companies and the activity in search of Directors suitable the complexity of its operations at the Company.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

13.2. Total compensation of the Board of Directors, Statutory Board of Officers and Fiscal Council:

Total compensation forecasted for the current fiscal year as of December 31, 2021 - Annual amounts (in BRL)
	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	10.00	7.08	3.00	20.08
Number of paid members	10.00	7.08	3.00	20.08
Annual fixed compensation
Salary or pro-labore	11,547,708	24,361,611	958,333	36,867,653
Direct and indirect benefíts	28,179	1,350,994	0.00	1,379,174
Compensation for participation in committees	5,928,809	0.00	0.00	5,928,809
Description of other fixed compensations	INSS (National Institution of Social Security) (payable by the employer) levied on fixed annual compensation.	INSS (National Institution of Social Security) (payable by the employer) levied on fixed annual compensation.	INSS (National Institution of Social Security) (payable by the employer) levied on variable annual compensation (bonus).
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	14,926,536	0.00	14,926,536
Compensation per attendance in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation	INSS (National Institution of Social Security) (payable by the employer) levied on variable annual compensation (bonus).	INSS (National Institution of Social Security) (payable by the employer) levied on variable annual compensation (bonus).	INSS (National Institution of Social Security) (payable by the employer) levied on variable annual compensation (bonus).
Post-employment	0.00	571,796	0.00	571,796
Employment termination	0.00	0.00	0.00	0.00
Share-based compensation, (including options)	0.00	81,279,509	0.00	81,279,509
Note	The number of members of each body was calculated considering the annual average of the number of members monthly assessed.	The number of members of each body was calculated considering the annual average of the number of members monthly assessed.	The number of members of each body was calculated considering the annual average of the number of members monthly assessed.
Total compensation	17,504,696.57	122,490,445.50	958,333.33	140,953,475.40
Others¹	3,495,303	5,359,554	191,667	9,046,525
Total compensation, with charges	21,000,000	127,850,000	1,150,000	150,000,000

¹ Mandatory social charges are considered, values highlighted according to CVM Circular Letter 01/21

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Total compensation for the Fiscal Year as of December 31, 2020 - Annual amounts (in BRL)
	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	9.58	8.00	3.00	20.58
Number of paid members	9.58	8.00	3.00	20.58
Annual fixed compensation
Salary or pro-labore	11,202,154.43	22,416,869.91	1,250,000.00	34,412,224.34
Direct and indirect benefíts	30,082.30	299,555.86	0.00	329,638.16
Compensation for participation in committees	4,435,124.00	0.00	0.00	4,435,124.00
Others	3,172,789.21	4,909,959.91	158,640.00	8,241,389.12
Description of other fixed compensations	INSS (National Institution of Social Security) (payable by the employer) levied on fixed annual compensation.	INSS (National Institution of Social Security) (payable by the employer) levied on fixed annual compensation.	INSS (National Institution of Social Security) (payable by the employer) levied on variable annual compensation (bonus).
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	10,757,596.78	0.00	10,757,596.78
Compensation per attendance in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation	INSS (National Institution of Social Security) (payable by the employer) levied on variable annual compensation (bonus).	INSS (National Institution of Social Security) (payable by the employer) levied on variable annual compensation (bonus).	INSS (National Institution of Social Security) (payable by the employer) levied on variable annual compensation (bonus).
Post-employment	0.00	522,096,74	0.00	522,096.74
Employment termination	0.00	0.00	0.00	0.00
Share-based compensation, (including options)	0.00	75,022,098.88	0.00	75,022,098.88
Note	The number of members of each body was calculated considering the annual average of the number of members monthly assessed.	The number of members of each body was calculated considering the annual average of the number of members monthly assessed.	The number of members of each body was calculated considering the annual average of the number of members monthly assessed.
Total compensation	18,840,149.94	113,928,178.08	951,840.00	133,720,168.02

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Total compensation for the Fiscal Year as of December 31, 2019 - Annual amounts (in BRL)
	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	8.67	8.00	3.00	19.67
Number of paid members	8.67	8.00	3.00	19.67
Annual fixed compensation
Salary or pro-labore	6,546,692.00	21,909,914.49	788,619.75	29,245,226.24
Direct and indirect benefíts	614,387.67	615,872.95	0.00	1,230,260.62
Compensation for participation in committees	2,751,812.00	0.00	0.00	2,751,812.00
Others	1,859,700.80	4,838,929.89	157,723.95	6,856,354.64
Description of other fixed compensations	INSS (National Institution of Social Security) (payable by the employer) levied on fixed annual compensation.	INSS (National Institution of Social Security) (payable by the employer) levied on fixed annual compensation.	INSS (National Institution of Social Security) (payable by the employer) levied on fixed annual compensation.
Variable compensation
Bonus	5,081,921.00	0.00	0.00	5,081,921.00
Profit sharing	0.00	1.610.570,46	0.00	1,610,570.46
Compensation per attendance in meetings	50,000.00	0.00	0.00	50,000.00
Commissions	0.00	0.00	0.00	0.00
Others	1,026,384.20	0.00	0.00	1,026,384.20
Description of other variable compensation	INSS (National Institution of Social Security) (payable by the employer) levied on variable annual compensation (bonus).	INSS (National Institution of Social Security) (payable by the employer) levied on variable annual compensation (bonus).	INSS (National Institution of Social Security) (payable by the employer) levied on variable annual compensation (bonus).
Post-employment	0.00	516,206.64	0.00	516,206.64
Employment termination	0.00	0.00	0.00	0.00
Share-based compensation, (including options)	0.00	44,860,242.65	0.00	44,860,242.65
Note	The number of members of each body was calculated considering the annual average of the number of members monthly assessed.	The number of members of each body was calculated considering the annual average of the number of members monthly assessed.	The number of members of each body was calculated considering the annual average of the number of members monthly assessed.
Total compensation	17,930,897.67	74,351,737.08	946,343.70	93,228,978.45

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Total compensation for the Fiscal Year as of December 31, 2018 - Annual amounts (in BRL)
	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	9.00	8.00	3.00	20.00
Number of paid members	8.42	7.50	3.00	18.92
Annual fixed compensation
Salary or pro-labore	4,981,956.00	27,797,163.55	729,586.92	33,508,706.47
Direct and indirect benefíts	518,165.56	1,316,099.76	0.00	1,834,265.32
Compensation for participation in committees	2,310,852.00	0.00	0.00	2,310,852.00
Others	484,987.20	1,292,111.44	48,768.19	1,825,866.83
Description of other fixed compensations

INSS (National Institution of Social Security) (payable by the employer) levied on fixed annual compensation.

There was no contribution in the period from January to August 2018 due to the payroll tax exemption, returning the contribution from September 2018.

INSS (National Institution of Social Security) (payable by the employer) levied on fixed annual compensation.

There was no contribution in the period from January to August 2018 due to the payroll tax exemption, returning the contribution from September 2018.

INSS (National Institution of Social Security) (payable by the employer) levied on fixed annual compensation.

There was no contribution in the period from January to August 2018 due to the payroll tax exemption, returning the contribution from September 2018.

Variable compensation
Bonus	8,581,921.00	17,500,000.00	0.00	26,081,921.00
Profit sharing	0.00	7,001,502.50	0.00	7,001,502.50
Compensation per attendance in meetings	150,000.00	0.00	0.00	150,000.00
Commissions	0.00	0.00	0.00	0.00
Others	1,436,384.20	1,680,000.00	0.00	3,116,384.20
Description of other variable compensation

INSS (National Institution of Social Security) (payable by the employer) levied on variable annual compensation (bonus).

There was no contribution in the period from January to August 2018 due to the payroll tax exemption, returning the contribution from September 2018.

INSS (National Institution of Social Security) (payable by the employer) levied on variable annual compensation (bonus).

There was no contribution in the period from January to August 2018 due to the payroll tax exemption, returning the contribution from September 2018.

INSS (National Institution of Social Security) (payable by the employer) levied on variable annual compensation (bonus).

There was no contribution in the period from January to August 2018 due to the payroll tax exemption, returning the contribution from September 2018.

Post-employment	0.00	415,844.56	0.00	415,844.56
Employment termination	0.00	0.00	0.00	0.00
Share-based compensation, (including options)	0.00	43,009,394.73	0.00	43,009,394.73
Note	The number of members of each body was calculated considering the annual average of the number of members monthly assessed.	The number of members of each body was calculated considering the annual average of the number of members monthly assessed.	The number of members of each body was calculated considering the annual average of the number of members monthly assessed.
Total compensation	18,464,265.96	100,012,116.54	778,355.11	119,254,737.61

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

13.3. Variable compensation of the Board of Directors, statutory board and Fiscal Council:

Current fiscal year (2021)

a) Body	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	10.00	7.08	3.00	20.08
Number of paid members	0.00	6.00	0.00	6.00
Bonus
Minimum value prescribed in the compensation plan	N/A	N/A	N/A	N/A
Maximum value prescribed in the compensation plan	N/A	N/A	N/A	N/A
Value prescribed in the compensation plan – targets attained	N/A	N/A	N/A	N/A
Profit sharing
Minimum value prescribed in the compensation plan	N/A	-	N/A	-
Maximum value prescribed in the compensation plan	N/A	14,926,536	N/A	14,926,536
Value prescribed in the compensation plan – targets attained	N/A	7,449,893.98	N/A	7,449,893.98

Fiscal year ended December 31, 2020

a) Body	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	9.58	8.00	3.00	20.58
Number of paid members	0.00	7.00	0.00	7.00
Bonus
Minimum value prescribed in the compensation plan	N/A	N/A	N/A	N/A
Maximum value prescribed in the compensation plan	N/A	N/A	N/A	N/A
Value prescribed in the compensation plan – targets attained	N/A	N/A	N/A	N/A
Profit sharing
Minimum value prescribed in the compensation plan	N/A	-	N/A	-
Maximum value prescribed in the compensation plan	N/A	14,541,512.70	N/A	14,541,512.70
Value prescribed in the compensation plan – targets attained	N/A	8,281,051.35	N/A	8,281.051.35
Amount actually recognized in the fiscal year	N/A	10,757,596.78	N/A	10,757,596.78

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Fiscal year ended December 31, 2019

a) Body	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	8.67	8.00	3.00	19.67
Number of paid members	2.00	7.00	0.00	9.00
Bonus
Minimum value prescribed in the compensation plan	N/A	N/A	N/A	N/A
Maximum value prescribed in the compensation plan	5,081,921.00	N/A	N/A	5,081,921.00
Value prescribed in the compensation plan – targets attained	5,081,921.00	N/A	N/A	5,081,921.00
Profit sharing
Minimum value prescribed in the compensation plan	N/A	-	N/A	-
Maximum value prescribed in the compensation plan	N/A	14,422,120.00	N/A	14,422,120.00
Value prescribed in the compensation plan – targets attained	N/A	8,213,060.00	N/A	8,213,060.00
Amount actually recognized in the fiscal year	N/A	1,610,570.46	N/A	1,610,570.46

Fiscal year ended December 31, 2018

a) Body	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	9.00	8.00	3.00	20.00
Number of paid members	3.00	7.50	0.00	10.50
Bonus
Minimum value prescribed in the compensation plan	-	-	N/A	-
Maximum value prescribed in the compensation plan	5,234,379.00	-	N/A	5,234,379.00
Maximum value prescribed in the compensation plan – targets attained	8,581,921.00	-	N/A	8,581,921.00
iv. Amount actually recognized in the fiscal year	8,581,921.00	17,500,000.00	N/A	26,081,921.00
Profit sharing
Minimum value prescribed in the compensation plan	N/A	-	N/A	0.00
Maximum value prescribed in the compensation plan	N/A	12,157,458.54	N/A	12,157,458.54
iii. Maximum value prescribed in the compensation plan – targets attained	N/A	7,961,065.69	N/A	7,961,065.69
Amount actually recognized in the fiscal year	N/A	7,001,502.50	N/A	7,001,502.50

13.4. Share-based compensation plan of the Board of Directors and Statutory Board of Officers:

a) General terms and conditions

The Company has four share-based Long-Term Incentive plans: (i) the Phantom Shares plan, (ii) the Stock Options plan, the (iii) Share Appreciation Rights (SAR) plan and (iv) Performance Restricted Shares Plan (Performance Shares).

The Company stablishes general conditions for the grant, which are defined in specific regulations according to the guidelines and conditions established by the Company’s Bylaws and by the Company’s Board of Directors.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

In general, the amount to be granted is determined based on (i) attainment of goals and
(ii) discretionary amounts attributable by the Company’s management in relation to the level of compliance with corporate indicators.

(i) Phantom Shares Plan

The Company offers a long-term incentive plan to its main executives and key members linked to the Company’s stock price, with payment in local currency (cash settlement), called (“Phantom Shares Plan”).

The determination of the quantities of phantom shares to be granted to each beneficiary is defined based on the beneficiary’s basic wage, a salary multiple and the average of the last 90 quotations of the Company’s shares at B3.

From 2015 Phantom Shares plans were granted with vesting period of three and four years (50% of the shares granted in each lot) and granting of three lots of phantoms shares with vesting of, respectively, three, four and five years (1/3 of the total granted in each lot).

(ii) Stock Option Plan

The Stock Option Plan was approved at the Company's Extraordinary General Meeting held on August 29, 2008 ("Stock Option Plan"). Executives, managers and employees of the Company and its direct and indirect subsidiaries may participate in the Stock Option Plan. Currently, the Stock Option Plan does not have any pending granted shares.

(iii) SAR Plan

The Company started to grant in 2014 the SAR (Share Appreciation Rights) plan to its main executives and key members. The payment of this plan considers the difference between the Company’s share price and a base amount. This causes the Plan to show characteristic similar to the stock options plans, considering that the base amount corresponds to the strike price of a stock option plan (“SAR Plan”).

The grants have strike price (or minimum share appreciation level) which represents 20% of the average for the 90 last trading sessions before the grant date. The grant was comprised of one lot with end of the vesting period three years after the grant and expiration six months after the end of the vesting period.

The beneficiary can be invited to participate in the plan. Acceptance is linked to the investment of an amount corresponding to 5% of the grant amount. At the end of the vesting period, the executive may pay 20% of the amount of the grant to exercise the options.

Hence, the beneficiary’s gain must be penalized or promoted as a result of the performance of SPC shares compared to the performance of competing shares.

(iv) Performance Restricted Shares Plan

On January 1, 2018, the Company established a Restricted Shares plan based on the performance of the Company (“Performance Restricted Action Plan”). The Performance Restricted Action Plan associates the number of restricted shares granted to the Company’s performance in relation to the ROIC (Return Over Invested Capital) goal. The size of the granting of restricted shares is defined in financial terms, and subsequently converted into shares based on the last 60 trading sessions prior to December 31 of SUZB3 in B3 (Brazil, Bolsa, Balcão) in the year prior to the grant.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

The ROIC measurement follow the formula below:

ROIC = NOPLAT/ Capital Employed

Being:

NOPL AT = Adjusted EBITDA - Maintenance Capex - IR and CSLL Cash + ICMS Monetization

Capital Employed = Current Assets + Fixed Assets (Position of December of the previous year) + Biological Assets (Position of December of the previous year) - Current Liabilities

At the end of the vesting period, ROIC is evaluated and the number of shares acquired is determined. However, the beneficiaries of the grant must follow a lockup period of 36 (thirty-six) months, after the conversion of the shares, during which they will not be able to sell the shares on the market.

If the beneficiaries leave the Company before the end of the reference fiscal year to measure the ROIC, they will lose the right to the next grant of Restricted Shares.

This plan had three grants:

Program 4, granted in 2018 and already closed.

Program 5, granted in 2019. The calculation of Program 5 indicates that none of the shares granted will be released, as the performance conditions have not been reached.

This Program 5 associates the amount of Restricted Shares granted to the Company’s performance in relation to the EBITDA financial target.

Program 6, granted in 2020 and already closed, this program is associated with the Company's performance in relation to the operating cash flow financial target.

The financial target is established for the grants, following the definition of the most relevant metric for the Company in the period. This metric is defined and approved by the Board of Directors.

b) Main plan objectives

The Company’s ILP plans were created with the purpose of:

(i) promote the Company’s growth and the attainment of the corporate goals established, upon the creation of incentives that aim at a higher integration of its executives, managers and employees, in the capacity of the Company’s shareholders (shareholders, specifically for the Stock Option Plan);

(ii) enable the Company to retaining its professionals, by offering them, as additional advantage and incentive, the opportunity to be the Company’s shareholders (shareholders, specifically for the Stock Option Plan), under the terms, conditions and means set forth in the respective program regulation and plan; and

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(iii) promote the Company’s good performance and attainment of interests of its shareholders based on a long-term commitment of its executive, managers and employees.

c) How the plan contributes to these goals

With the possibility of becoming shareholders of the Company in the future and/or receiving compensation linked to the appreciation of shares issued by the Company, the beneficiaries of the ILP Plans will have incentives to effectively commit to the objectives of the Company, maximizing its profits, as well as generating a long-term relationship between these professionals and the Company.

d) How the plan is inserted in the issuer’s compensation policy

The ILP Plans are a part of the Company’s compensation policy, provided that, by allowing beneficiaries to become shareholders of the Company and/or receive compensation linked to the appreciation of shares issued by the Company, they achieve the objectives of the Company's compensation policy, which are the alignment of interests between the beneficiaries and the Company and attraction, reward, retainment and encouragement of the beneficiaries in the performance of their activities.

e) how the plan aligns the interests of the Management and the issuer in the short-, medium- and long-term

The grants made based on the ILP Plans align the interests of management and the issuer in the short, medium- and long-term, provided that the ILP Plans are based on performance indicators and depend on the analysis from the Management Committee, encouraging the interest of employees in working for the Company’s appreciation for the subsequent appreciation of its shares or options granted.

Regarding the Phantom Shares and SARs plan, a vesting period is set forth, in order to stimulate the interest of the beneficiary in staying with the Company and to focus on long-term sustainable management actions.

Regarding Stock Options Plan, the Company grants them for future periods, based on the grant price which is lower than the share amount on grant date. Accordingly, the beneficiary will have interest in striving for the Company’s appreciation, seeking a higher difference between the acquisition price on the grant date and the fair price of the Company’s shares upon exercise of the option. Additionally, the Stock Option Plan adopted by the Company imposes a lockup period for the transfer of shares, which also contributes for the beneficiary to become interested in focusing on long-term sustainable management actions.

By way of example, some of the indicators adopted for the granting of the share-based compensation program are the EBITDA and ROIC ratio, the added economic value and the increase in the company’s value.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

f) Maximum number of shares covered

•	Phantom Shares and SAR Plan. Not applicable

•	Stock Option Plan

The options granted under the Stock Option Plan cannot exceed, during the effective period, two percent (2%) of the Company’s total subscribed and paid-in capital stock.

•	Performance Restricted Shares Plan

The Restricted Shares granted must respect the maximum financial grant limit of BRL 5.5 million. In other words, the total number of shares granted must be equal to the ratio between BRL 5.5 million and the reference value of the shares, based on the average of the last 60 sessions of the SUZB3 share as of December 31 of the year of reference.

g) Maximum number of options to be granted

•	Phantom Shares and SAR Plan

Not applicable.

•	Stock Option Plan

In the Stock Option Plan the granted options cannot exceed 2% of the Company’s total subscribed and paid-in capital stock, which must, as suggested by the Management Committee and approved by the Board of Directors, derive from: (i) the issuance of new shares, within the limit of the Company’s authorized capital; and/or (ii) treasury shares.

h) Share vesting conditions

•	Phantom Shares Plan

Officers and the key members of the Company are eligible to this plan.

In case of dismissal with cause or voluntary resignation or dismissal without cause by the Company (in those cases, the beneficiary will automatically lose any right to exercise the Phantom Shares granted to it, without indemnity).

In the event of retirement, the expiration of the expected vesting periods for the exercise of the Phantom Shares will be anticipated, the beneficiary being entitled to immediately exercise all Phantom shares.

In the absence of the situation described in item ‘i’ above, the vesting conditions are considered fully satisfied, thus allowing the beneficiary to exercise its Phantom Shares as defined in the regulations.

Except in the non-vesting conditions mentioned above, the Phantom Shares can only be exercised after a vesting period from one to four years (grace period) and, when applicable, until no more than five years counted from the grant date.

•	SAR Plan

Officers and key members of the Company are eligible for this plan.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

The invitation in a given year is not a guarantee for the maintenance in the program, and the candidates selected within one year may or may not be included in a list in subsequent years.

In case of dismissal with cause or voluntary resignation, the beneficiary will automatically lose the right to exercise the SAR granted to it, without indemnity, also losing the amount invested to join the program.

In the event of dismissal without cause or due to retirement, the beneficiary will receive the amount invested to join the program adjusted by the IPCA rate.

In the absence of the described situations in items “i" and “ii” above, the vesting conditions are considered fully satisfied, thus allowing the beneficiary to exercise its SAR as defined in the regulations.

Except in non-vesting conditions mentioned above, the SARs can only be exercised after a three-year vesting period (exercise period). The maximum period of five years for the redemption (maturity) and a six-month period after payment of the 20% must also be taken into consideration for the effective receipt of payment by the company (a concept similar to the share lock up).

•	Stock Option Plan

Officers and key members of the Company are eligible for this plan, after validation by the Board of Directors.

In case of dismissal with cause, voluntary resignation or retirement, the beneficiary will automatically lose any right to exercise the options granted, without indemnity. In the event of dismissal with cause, the expiration of the terms set forth for the exercise of stock options will be anticipated, the beneficiary being entitled to immediately exercise all options.

In the absence of the described situations, the vesting conditions are considered fully satisfied, thus allowing the beneficiary to exercise its options, as set forth in the regulation.

Except in the event of the aforementioned non-vesting conditions, the vesting periods (exercise period, defined in 13.4 (j) below) will be established, during which periods the beneficiaries can fully or partially exercise its options.

•	Performance Restricted Shares Plan

Officers and key members of the Company are eligible for this plan, after the validation by the Board of Directors.

In relation to the acquisition conditions, the granting of restricted shares is subject to the performance of the Company in relation to a strategic financial target determined by the Company, aligned with the Board of Directors, and also to the permanence of the beneficiaries during the reference period for calculating the target.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

i) Criteria for setting the acquisition or strike price

•	Phantom Shares Plan

There is no strike price, as the plan is not based on options, but on the share price. However, the gain corresponding to each phantom share granted is calculated as follows:

VR = VMA x Quantity of phantom shares

Being:

VR = Redeemed Amount = Amount to be redeemed by the beneficiary.

VMA = average quotation of the Company’s shares calculated based on the average of the last 90 trading sessions as from the closing of the last business day of the trading session of the month prior to the grant month.

•	SAR Plan

The strike price, corresponding to each SAR (phantom option), through which the beneficiaries can exercise their option, is calculated as follows:

Pe = 20% x Average of the last 90 trading sessions before the grant date.

In turn, the redeemed amount is calculated as follows:

VR = [VMA - Pe] x TRS

Being:

VR = Redeemed Amount = Amount to be redeemed by the beneficiary

VMA = VMA = average quotation of the Company’s shares calculated based on the average of the last 90 trading sessions as from the closing of the last business day of the trading session of the month prior to the grant month.

TSR = percentage linked to the Company’s performance in relation to its competitors which can range from 75% to 125%, when applicable.

•	Stock Option Plan Program 3

For the Program 3, the strike price was given by the average of the last 30 trading sections prior to the option grant, less 15%.

Under such Program, in addition to the condition of maintenance, the exercise is also subject to corporate performance goals stipulated in the grant agreements.

•	Performance Restricted Shares Plan

Not applicable.

j) Criteria for establishment of the vesting period

The vesting period must abide by at least the cycle determined by the Company as appropriate for the return of the beneficiaries’ shares in the form of results to the Company.

•	Phantom Shares Plan

The vesting period corresponds to up to five years after the grant.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

•	SAR Plan

The maximum vesting period is five years after the grant.

•	Stock Option Plan

The 3rd Program is comprised of five equal lots. The grace period of each lot depends on the beneficiary’s performance during the vesting period. That is, vesting can be anticipated if preset goals are met. After end of the vesting period, the beneficiary has 90 days to exercise the options.

The 1st lot has a 24-month vesting period, which can be anticipated to 12 months. The 2nd lot has a 36-month vesting period, which can be anticipated to 24 months. The 3rd lot has a 60-month vesting period, which can be anticipated to 36 months. The 4th lot has a 72-month vesting period, which can be anticipated to 48 months. The 5th lot has an 84-month vesting period, which can be anticipated to 60 months. In any of these cases, the maximum vesting period is six months after the end of the vesting term.

•	Performance Restricted Shares Plan

Not applicable.

k) Settlement method

•	Phantom Shares and SAR Plan

Settlement is made by cash and through payroll on behalf of the beneficiary when all conditions are satisfied.

•	Plan of Stock Option and Restricted Stock Plan with Performance

With respect to the Stock Option Plan, settlement is made through the issuance of new shares or treasury shares of the Company. With respect to the Performance Restricted Shares Plan, settlement is made through treasury shares of the Company.

l) Restrictions on the transfer of shares

•	Phantom Shares and SAR Plan

Not applicable.

•	Stock Option Plan

Not applicable.

•	Performance Restricted Shares Plan

There is a lockup period of 36 (thirty-six) months, within which the transfer of shares is not allowed.

m) Criteria and events that, when verified, will give rise to the suspension, modification or extinguishment of the plan

In the event of the Company’s winding up or liquidation, the Stock Option Plan beneficiaries can exercise their options that already can be exercised in the period between the call date of the annual general meeting that will be held to decide on the Company’s winding up or liquidation and the meeting date.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Otherwise, the options will be extinguished, similarly to its Regulation and respective Adhesion Agreements.

The Stock Option Plans, as well as the Phantom Shares Plan and SAR Plan, can be extinguished, at any time, upon decision of the Company’s Management Committee. The end of validity of the plans will not affect the efficiency of the still valid options that have been granted in accordance with the prevailing regulation.

n) Effects of the manager withdrawal from the issuer’s bodies on the rights set forth in the share-based compensation plan

In relation to Phantom Shares Plan: (i) in case of dismissal with cause or voluntary resignation or dismissal without cause by the company, the beneficiary will automatically lose any right to exercise the Phantom Shares granted to it, without indemnity; (ii) in the event of retirement, the expiration of the expected vesting periods for the exercise of the Phantom Shares will be anticipated, the beneficiary being entitled to immediately exercise all Phantom shares; and (iii) in the absence of the situation (i) above, the conditions of the vesting shall be considered fully satisfied, being able, therefore, that the beneficiary exercises its Phantom Shares under the terms defined by the regulations.

Regarding the SAR plan, (i) in any events of dismissal with cause or voluntary resignation, the beneficiary will automatically lose any right to exercise the SAR granted to it, without indemnity, also losing the amount invested to join the program; (ii) in the event of dismissal without cause, the beneficiary will receive the amount invested to join the program, adjusted by the IPCA rate; and (iii) in the event of retirement, the maturity dates for exercising the SAR will be brought forward.

With respect to the Stock Option Plan, (i) in the event of termination for cause, voluntary resignation or retirement, the beneficiary will automatically lose any right to exercise the options granted to him, without indemnification; and (ii) in the event of termination without just cause, the expiration of the periods foreseen for exercising the stock options will be brought forward, granting the beneficiary the right to immediately exercise all the options.

13.5. Share-Based Compensation

Information on the Phantom Shares Plans, Stock Options Plans, Share Appreciation Rights (SAR) Plan and the Performance Restricted Shares Plan is presented in the tables below.

There are no Phantom Shares, Options or Performance Shares available to the Board of Directors or Fiscal Council. Only the Statutory Board is covered by these plans.

The quantity of shares/options granted may vary when comparing the tables of consecutive years as a result of the change in the staff of Statutory Officers from one year to another.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

PHANTOM SHARES PLAN					Fiscal Year ended on December 31, 2021
a) Body	Statutory Board
b) Total number of members	7.08
c) Number of paid members	6.00
d) In relation to each granting Stock Options:
i. Date of Grant	03/01/2016	04/03/2017	03/01/2018	03/01/2019	04/01/2020
ii. Quantity of shares granted	27,038	609,024	65,524	553,370	25,974
iii. Quantity of shares outstanding in the beginning of the period	0	406,016	65,524	553,370	25,974
iv. Deadline for the shares to become exercisable	-	203,008 on 04/03/2021 203,008 on 04/03/2022	32,762 on 03/01/2021 32,762 em 03/01/2022	260,000 on 03/01/2021 276,685 on 03/01/2022 16,685 on 03/01/2023	25,974 on 04/01/2023
v. Maximum terms of the exercise of the shares	-	203,008 on 04/03/2021 203,008 on 04/03/2022	32,762 on 03/01/2021 32,762 on 03/01/2022	16,685 on 03/01/2022 16,685 on 03/01/2023 520,000 on 03/01/2024	25,974 on 04/01/2023
vi. Time for restriction on the transfer of shares	Not applicable to Phantom Shares
vii. Weighted average amount of shares:
· Outstanding in the beginning of the fiscal year	-	BRL 50.67	BRL 50.67	BRL 50.67	BRL 50.67
· forfeited during the fiscal year	There is no forecast
· Exercised during the fiscal year	There is no forecast
· Expired during the fiscal year	There is no forecast
e) Fair value of shares on the granting date	BRL 16.93	BRL 13.30	BRL 19.88	BRL 41.10	BRL 38.50
f) Potential dilution in case of exercise of all the shares	Not applicable to Phantom Shares

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

PHANTOM SHARES PLAN					Fiscal Year ended December 31, 2020
a) Body	Statutory Board
b) Total number of members	8.00
c) Number of paid members	7.00
d) In relation to each granting:
i. Date of Grant	03/01/2016	04/03/2017	03/01/2018	03/01/2019	04/01/2020
ii. Quantity of phantom shares granted	36,606	36,606	913,536	87,974	25,974
iii. Quantity of phantom shares outstanding in the beginning of the period	18,303	18,303	913,536	87,974	25,974
iv. Deadline for the phantom shares to become exercisable	18.303 on 03/01/2020	18,303 on 3/1/2020	304,512 on 03/04/2020 304,512 on 03/04/2021 304,512 on 04/03/2022	43,987 on 3/1/2021 43,987 on 3/1/202 2	25.974 em 01/04/2023
v. Maximum terms of the exercise of the phantom shares	18.303 on 03/01/2020	18,303 on 3/1/2020	304,512 on 4/3/2020 304,512 on 4/3/2021 304,512 on 4/3/2022	43,987 on 3/1/2021 43,987 on 3/1/2022	25.974 em 01/04/2023
vi. Time for restriction on the transfer of shares	Not applicable to Phantom Shares
vii. Weighted average amount of phantom shares:
· Outstanding in the beginning of the fiscal year	BRL 50.67	BRL 50.67	BRL 50.67	BRL 50.67	BRL 50.67
· forfeited during the fiscal year	There is no forecast
· Exercised during the fiscal year	BRL 38.97	BRL 38.40	There is no forecast	There is no forecast	There is no forecast
· Expired during the fiscal year	There is no forecast
e) Fair value of phantom shares on the granting date	BRL 16.93	BRL 13.30	BRL 19.88	BRL 41.10	BRL 38.50
f) Potential dilution in case of exercise of all the phantom shares	Not applicable to Phantom Shares

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

PHANTOM SHARES PLAN		Fiscal Year ended December 31, 2019
a) Body	Statutory Executive Board
b) Total number of members	8.00
c) Number of paid members	7.00
d) In relation to each granting:
i. Date of Grant	03/01/2015	03/01/2016	04/03/2017	03/01/2018	03/01/2019
ii. Quantity of phantom shares granted	112,650	36,606	913,536	87,974	564,446
iii. Quantity of phantom shares outstanding in the beginning of the period	56,325	36,606	913,536	87,974	564,446
iv. Deadline for the phantom shares to become exercisable	56,325 on 3/1/2019	18,303 on 3/1/2019 18,303 on 3/1/2020	304,512 on 4/3/2020 304,512 on 4/3/2021 304,512 on 04/3/2022	43,987 on 3/1/2021 43,987 on 3/1/2022	260,000 on 03/01/2021 282,223 on 03/01/2022 22,223 on 03/01/2023
v. Maximum terms of the exercise of the phantom shares	56,325 on 3/1/2019	18.303 on 3/1/2019 18,303 on 3/1/2020	304,512 on 04/03/2020 304,512 on 04/03/2021 304,512 on 04/03/2022	43,987 on 3/1/2021 43,987 on 3/1/2022	22,223 on 3/1/2022 22,223 on 3/1/2023 520,000 on 3/1/2024
vi. Time for restriction on the transfer of shares	Not applicable to Phantom Shares
vii. Weighted average amount of phantom shares:
· Outstanding in the beginning of the fiscal year	BRL 34.82	BRL 34.82	BRL 34.82	BRL 34.82	BRL 34.82
· forfeited during the fiscal year	There is not.	There is not.	There is not.	There is not.	There is not.
· Exercised during the fiscal year	BRL 41.10	BRL 41.10	There is not.	There is not.	There is not.
· Expired during the fiscal year	There is not.	There is not.	There is not.	There is not.	There is not.
e) Fair value of phantom shares on the granting date	BRL 10.80	BRL 16.93	BRL 13.30	BRL 19.88	BRL 41.10
f) Potential dilution in case of exercise of all the phantom shares	Not applicable to Phantom Shares

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

PHANTOM SHARES PLAN			Fiscal Year ended December 31, 2018
a) Body	Statutory Executive Board
b) Total number of members	7.50
c) Number of paid members	6.50
d) In relation to each granting:
i. Date of Grant	03/01/2015	03/01/2016	04/03/2017	10/02/2017	03/01/2018
ii. Quantity of phantom shares granted	127,938	41,578	1,218,048	126,024	132,798
iii. Quantity of phantom shares outstanding in the beginning of the period	127,938	41,578	1,218,048	126,024	132,798
iv. Deadline for the phantom shares to become exercisable	63,969 on 3/1/2018 63,969 on 3/1/2019	20,789 on 3/1/2019 20,789 on 3/1/2020	406,016 on 4/3/2020 406.0 16 on 4/3/2021 406,016 on 4/3/2022	42,008 on 10/2/2020 42,008 on 10/2/2021 42,008 on 10/02/2022	66,399 on 3/1/2021 66,399 on 3/1/2022
v. Maximum terms of the exercise of the phantom shares	63,969 on 3/1/2018 63,969 on 3/1/2019	20,789 on 3/1/2019 20,789 on 3/1/2020	406,016 on 4/3/2020 406,016 on 4/3/2021 40 6,016 on 4/3/2022	42,008 on 10/2/2020 42,008 on 10/2/2021 42,008 on 10/02/2022	66,399 on 3/1/2021 66,399 on 3/1/2022
vi. Time for restriction on the transfer of shares	Not applicable to Phantom Shares
vii. Weighted average amount of phantom shares:
· Outstanding in the beginning of the fiscal year	BRL 42.46	BRL 42.46	BRL 42.46	BRL 42.46	There is not
· forfeited during the fiscal year	BRL 51.76	BRL 51.76	BRL 51.76	There is not	BRL 52.35
· Exercised during the fiscal year	BRL 19.88	There is not	There is not	There is not	There is not
· Expired during the fiscal year	There is not	There is not	There is not	There is not	There is not
e) Fair value of phantom shares on the granting date	BRL 10.80	BRL 16.93	BRL 13.30	BRL 15.87	BRL 19.88
f) Potential dilution in case of exercise of all the phantom shares	Not applicable to Phantom Shares

OPTION PLAN	Provided for the fiscal year ending December 31, 2021
There are no ongoing Option Plans in 2021, since all of the existing plans were finalized in the 2018 fiscal year.

OPTION PLAN	Provided for the fiscal year ending December 31, 2020
There are no ongoing Option Plans in 2020, since all of the existing plans were finalized in the 2018 fiscal year..

OPTION PLAN	Provided for the fiscal year ending December 31, 2019
There are no ongoing Option Plans in 2019, since all of the existing plans were finalized in the 2018 fiscal year.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

OPTIONS PLAN	Fiscal year ended December 31, 2018
a) Body	Statutory Executive Board
b) Total number of members	7.50
c) Number of paid members	1.00
d) In relation to each granting:
i. Date of Grant	1/18/2013
ii. Quantity of options granted	9,000,000
iii. Quantity of outstanding options in the beginning of the period	1,800,000
iv. Time for the options to become exercisable	1/18/2018 - 1,800,000
v. Maximum term for the exercise of options	90 days after the grace period ends
vi. Time for restriction on the transfer of shares	There is not
vii. Weighted average amount of the exercise of the options
• outstanding in the beginning of the fiscal year	BRL 4.73
• forfeited during the fiscal year	There is not
• exercised during the fiscal year	BRL 4.73
• expired during the fiscal year	There is not
e) Fair value of stock options on the granting date	BRL 3.99
f) Potential dilution in case of exercise of all the options granted	0.16%

OPTION PLAN	Fiscal year ended December 31, 2017
a) Body	Statutory Executive Board
b) Total number of members	6.83
c) Number of paid members	1.00
d) In relation to each granting:
i. Date of Grant	1/18/2013
ii. Quantity of options granted	9,000,000
iii. Quantity of outstanding options in the beginning of the period	1,800,000
iv. Time for the options to become exercisable	18/0 1/2018 - 1.800.000
v. Maximum term for the exercise of options	90 days after the grace period ends
vi. Time for restriction on the transfer of shares	There is not
vii. Weighted average amount of the exercise of the options
• outstanding in the beginning of the fiscal year	BRL 4.73
• forfeited during the fiscal year	There is no forecast
• exercised during the fiscal year	BRL 4.73
• expired during the fiscal year	There is no forecast
e) Fair value of stock options on the granting date	BRL 3.99
f) Potential dilution in case of exercise of all the options granted	1.23%

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

SAR PLAN	Estimative for the fiscal year ended December 31, 2020
a) Body	Statutory Executive Board
b) Total number of members	7.08
c) Number of paid members	6.00
d) In relation to each granting:
i. Date of Grant	04/03/2017	4/2/2018	04/01/2019	04/01/2020
ii. Quantity of SAR granted	141,088	92,476	98.082	113,349
iii. Quantity of outstanding SAR in the beginning of the period	53,166	92,476	98,082	113,969
iv. Time for the SARs to become exercisable	53,166 on 04/03/2020	92,476 on 04/02/2021	98.082 on 04/01/2022	113,349 on 04/01/2023
v. Maximum term for the exercise of the SAR	53.166 on 04/03/2022	92.476 on 04/02/2023	98.082 on 04/01/2024	113,349 on 04/01/2025
vi. Time for restriction on the transfer of shares
vii. Weighted average amount of the exercise of SAR
• outstanding in the beginning of the fiscal year	BRL 58.71	BRL 64.72	BRL 55.91	BRL 55.31
• forfeited during the fiscal year	There is no forecast
• exercised during the fiscal year	There is no forecast
• expired during the fiscal year	There is no forecast
e) SAR Fair value on the granting date	BRL 12.14	BRL 18.07	BRL 34.17	BRL 38.50
f) Potential dilution in case of exercise of all SAR	Does not apply to SAR

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

SAR PLAN	Estimative for the fiscal year ended December 31, 2020
a) Body	Statutory Executive Board
b) Total number of members	8.00
c) Number of paid members	7.00
d) In relation to each granting:
i. Date of Grant	04/03/2017	04/02/2018	04/01/2019	04/01/2020
ii. Quantity of SAR granted	187,942	123,561	113.969	113,349
iii. Quantity of outstanding SAR in the beginning of the period	187,942	123,561	113.969	113,349
iv. Time for the SARs to become exercisable	187,942 on 04/03/2020	123,561 on 04/02/2021	113.969 on 04/01/2023	113,349 on 04/01/2023
v. Maximum term for the exercise of the SAR	187,942 on 04/03/2022	123,561 on 04/02/2023	113.969 on 04/01/2024	113,349 on 04/01/2025
vi. Time for restriction on the transfer of shares
vii. Weighted average amount of the exercise of SAR
• outstanding in the beginning of the fiscal year	BRL 58.71	BRL 64.72	BRL 55.91	BRL 55.31
• forfeited during the fiscal year	There is no forecast
• exercised during the fiscal year	BRL 40.48	There is no forecast	There is no forecast	There is no forecast	There is no forecast
• expired during the fiscal year	There is no forecast
e) SAR Fair value on the granting date	BRL 12.14	BRL 18.07	BRL 34.17	BRL 38.50
f) Potential dilution in case of exercise of all SAR	Does not apply to SAR

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

SAR PLAN	Fiscal year ended on December 31, 2019
a) Body	Statutory Board
b) Total number of members	8.00
c) Number of paid members	7.00
d) In relation to each granting:
i. Date of Grant	4/1/2016	04/03/2017	4/2/2018	04/01/2019
ii. Quantity of SAR granted	137,882	187,942	123,561	113,969
iii. Quantity of outstanding SAR in the beginning of the period	137,882	187,942	123,561	113,969
iv. Time for the SARs to become exercisable	137,882 on 4/1/2019	187,942 on 4/3/2020	123.561 on 02/04/2021	113,969 on 4/1/2022
v. Maximum term for the exercise of the SAR	137,882 on 4/1/2021	187,942 on 4/3/2022	123,561 on 4/2/2023	113,969 on 4/1/2024
vi. Time for restriction on the transfer of shares
vii. Weighted average amount of the exercise of SAR
• outstanding in the beginning of the fiscal year	BRL 39.54	BRL 45.51	BRL 36.75	BRL 26.51
• forfeited during the fiscal year	There is not	There is not	There is not	There is not
• exercised during the fiscal year	BRL 28.56	There is not	There is not	There is not
• expired during the fiscal year	There is not	There is not	There is not	There is not
e) SAR Fair value on the granting date	BRL 13.78	BRL 12.14	BRL 18.07	BRL 34.17
f) Potential dilution in case of exercise of all SAR

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

SAR PLAN	Fiscal period ended December 31, 2018
a) Body	Statutory Executive Board
b) Total number of members	7.50
c) Number of paid members	6.50
d) In relation to each granting:
i. Date of Grant	04/01/2015	4/1/2016	04/03/2017	4/2/2018
ii. Quantity of SAR granted	176,159	163,505	223,431	171,448
iii. Quantity of outstanding SAR in the beginning of the period	176,159	163,505	223,431	171,448
iv. Time for the SARs to become exercisable	176,159 on 4/1/2018	163,505 on 4/1/2019	223,431 on 4/3/2020	171.448 on 4/2/2021
v. Maximum term for the exercise of the SAR	176,159 on 4/1/2020	163,505 on 4/1/2021	223,431 on 4/3/2022	171,448 on 4/2/2023
vi. Time for restriction on the transfer of shares	Does not apply to SAR
vii. Weighted average amount of the exercise of SAR
• outstanding in the beginning of the fiscal year	BRL 50.15	BRL 42.93	BRL 48.64	BRL 45.90
• forfeited during the fiscal year	There is not	BRL 48.57	BRL 49.10	BRL 48.65
• exercised during the fiscal year	BRL 43.71	There is not	There is not	There is not
• expired during the fiscal year	There is not	There is not	There is not	There is not
e) SAR Fair value on the granting date	BRL 10.93	BRL 13.78	BRL 12.14	BRL 18.07
f) Potential dilution in case of exercise of all SAR	Does not apply to SAR

PERFORMANCE RESTRICTED SHARES PLAN	Estimative for the fiscal year ended December 31, 2021
a) Body	Statutory Executive Board
b) Total number of members	7.08
c) Number of paid members	1
d) In relation to each granting:
i. Date of Grant	01/02/2020
ii. Quantity of shares granted	106,601
iii. Quantity of outstanding shares in the beginning of the period	106,601
iv. Time for the shares to become exercisable	01/02/2021 – 106,601
v. Maximum term for the exercise of the shares.	Not applicable
vi. Time for restriction on the transfer of shares	36 months
vii. Weighted average amount of the exercise of shares
• outstanding in the beginning of the fiscal year	BRL 51.70¹
• forfeited during the fiscal year	There is not
• exercised during the fiscal year	BRL 51.70¹
• expired during the fiscal year	There is not
e) Shares Fair value on the granting date	BRL 51.70
f) Potential dilution in case of exercise of all shares	0.00%

¹ Provided the plan settled by means of equity instruments, the fair value is calculated at the time of the grant and is not recalculated later.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

PERFORMANCE RESTRICTED SHARES PLAN	Estimative for the fiscal year ended December 31, 2020
a) Body	Statutory Executive Board
b) Total number of members	8.00
c) Number of paid members	1
d) In relation to each granting:
i. Date of Grant	01/02/2020
ii. Quantity of shares granted	106,601
iii. Quantity of outstanding shares in the beginning of the period	106,601
iv. Time for the shares to become exercisable	01/02/2021 - 106,601
v. Maximum term for the exercise of the shares.	Not applicable
vi. Time for restriction on the transfer of shares	36 months
vii. Weighted average amount of the exercise of shares
• outstanding in the beginning of the fiscal year	BRL 51.70
• forfeited during the fiscal year	There is not
• exercised during the fiscal year	There is not
• expired during the fiscal year	There is not
e) Shares Fair value on the granting date	BRL 51.70
f) Potential dilution in case of exercise of all shares	0.00%

PERFORMANCE RESTRICTED SHARES PLAN	Fiscal period ended December 31, 2019
a) Body	Statutory Executive Board
b) Total number of members	8.00
c) Number of paid members	1
d) In relation to each granting:
i. Date of Grant	01/02/2018	01/02/2019
ii. Quantity of shares granted	130,435	134,914
iii. Quantity of outstanding shares in the beginning of the period	130,435	134,914
iv. Time for the shares to become exercisable	01/02/2019 - 130,435	01/02/2020 - 134,914
v. Maximum term for the exercise of the shares.	Not applicable	Not applicable
vi. Time for restriction on the transfer of shares	36 months	36 months
vii. Weighted average amount of the exercise of shares
• outstanding in the beginning of the fiscal year	BRL 19.35¹	BRL 39.10¹
• forfeited during the fiscal year	There is not	There is not
• exercised during the fiscal year	BRL 19.35¹	There is not
• expired during the fiscal year	There is not	There is not
e) Shares Fair value on the granting date	BRL 19.35	BRL 39.10
f) Potential dilution in case of exercise of all shares	0.00%	0.00%

¹ Provided the plan settled by means of equity instruments, the fair value is calculated at the time of the grant and is not recalculated later.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

PERFORMANCE RESTRICTED SHARES PLAN	Fiscal period ending 12/31/2018
a) Body	Statutory Executive Board
b) Total number of members	7.50
c) Number of paid members	1.00
d) In relation to each granting:
i. Date of Grant	01/02/2018
ii. Quantity of shares granted	130,435
iii. Quantity of outstanding shares in the beginning of the period	130,435
iv. Time for the shares to become exercisable	01/02/2019 - 130,435
v. Maximum term for the exercise of the shares.	Not applicable
vi. Time for restriction on the transfer of shares	36 months
vii. Weighted average amount of the exercise of shares
• outstanding in the beginning of the fiscal year	BRL 19.35
• forfeited during the fiscal year	There is not
• exercised during the fiscal year	There is not
• expired during the fiscal year	There is not
e) Shares Fair value on the granting date	BRL 19.35
f) Potential dilution in case of exercise of all shares	0.01%

¹ Provided the plan settled by means of equity instruments, the fair value is calculated at the time of the grant and is not recalculated later.

13.6. Information concerning the outstanding options owned by the Board of Directors and Statutory Board of Officers:

Information on the Phantom Shares Plans, Special Phantom Shares Plan, Stock Options Plan, SAR (Share Appreciation Rights) Plan and Performance Restricted Shares Plan are presented in the tables below.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

There is no share-based compensation available to the Board of Directors or Fiscal Council. Only the Statutory Board is contemplated by these plans.

PHANTOM SHARES PLAN	Fiscal year ended 31, 2020
a) Body	Statutory Executive Board of Officers
b) Total Number of Members	8.00
c) Number of Paid Members	7.00
d) Concerning phantom shares still not exercisable
i. Quantity	1,287,418
ii. Date when they will become exercisable	Quantity: 303,987 304,512 326,210 304,512 22,223 25,974	Date: 03/01/2021 04/03/2021 03/01/2022 04/03/2022 03/01/2023 04/01/2023
iii. Maximum term for exercise	The shares must be redeemed at the end of the grace period, so the term for exercise is the same term to make it exercisable (previous item)
iv. Time for restriction for the transfer of shares	Not applicable for phantom shares
v. Weighted average price of exercise	Not applicable for phantom shares
vi. Fair value of the phantom shares on the last day of fiscal year	BRL 65,233,470.06
e) In relation to the exercisable phantom shares
i. Quantity	There are no exercisable Phantom Shares
ii. Maximum term for the exercise of the phantom shares
iii. Restriction period for the transfer of shares
iv. Weighted average price of the exercise
vi. Fair value of the phantom shares on the last day of fiscal year
vi. Fair value of all the phantom shares on the last day of fiscal year	BRL 65,233,470.06

STOCK PURCHASE OPTION PLAN	Fiscal year ended on 31, 2020
There are no Options outstanding on the last day of the fiscal year ended on 12/31/2020

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

SAR PLAN	Fiscal year ended 31, 2020
a) Body	Statutory Executive Board of Officers
b) Total Number of Members	8.00
c) Number of Paid Members	7.00
d) Concerning options still not exercisable
i. Quantity	350,879
ii. Date when they will become exercisable	Quantity: 123.561 113.969 113.349	Date: 04/02/2021 04/01/2022 04/01/2023
iii. Maximum term for exercise	Quantity: 123.561 113.969 113.349	Date: 04/02/2023 04/01/2024 04/01/2025
iv. Time for restriction for the transfer of shares	Not applicable for SAR
v. Weighted average price of exercise	BRL 6.78
vi. Fair value of the options on the last day of fiscal year	BRL 20,632,605.37
e) In relation to the exercisable options
i. Quantity	53,166
ii. Maximum term for the exercise of the phantom shares	Quantity: 53,166	Date: 04/03/2022
iii. Restriction period for the transfer of shares	Not applicable for SAR
iv. Weighted average price of the exercise	BRL 2.66
vi. Fair value of the options on the last day of fiscal year	BRL 3,121,375.86
vi. Fair value of all the options on the last day of fiscal year	BRL 23,753,981.23

PERFORMANCE RESTRICTED SHARES PLAN	Fiscal year ended on 31, 2020
a) Body	Statutory Board of Officers
b) Total Number of Members	8.00
c) Number of Paid Members	1.00
d) Concerning phantom shares still not exercisable
i. Quantity	106,601
ii. Date when they will become exercisable	Quantity: 106.601	Date: 01/02/2021
iii. Maximum term for exercise	Not applicable for restricted shares
iv. Time for restriction for the transfer of shares	36 months
v. Weighted average price of exercise	Not applicable for restricted shares
vi. Fair value of the phantom shares on the last day of fiscal year	BRL 5,511,541.00
e) In relation to the exercisable phantom shares
i. Quantity	There are no exercisable Restricted Shares
ii. Maximum term for the exercise of the phantom shares
iii. Restriction period for the transfer of shares
iv. Weighted average price of the exercise
v. Fair value of the phantom shares on the last day of fiscal year
vi. Fair value of all the phantom shares on the last day of fiscal year	BRL 5,511,541.00

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

13.7. Options exercised and shares delivered related to the share-based compensation of the Board of Directors and Statutory Board of Officers:

The information on the Phantom Shares Plans, Special Phantom Shares, Stock Options, SAR (Share Appreciation Rights) and Performance Restricted Shares Plan are presented in the tables below.

There is no share-based compensation available to the Board of Directors or Fiscal Council. Only the Statutory Board is contemplated by these plans.

PHANTOM SHARES PLAN	Fiscal year ended December 31, 2020
a) Body	Statutory Executive Board of Officers
b) Total number of members	8.00
c) Number of Paid Members	7.00
d) Regarding phantom shares exercised
i. Quantity	322,815
ii. Average exercise price (value of the phantom share)	BRL 38.79
iii. Total value of the difference between the exercise value and the market value of the shares in relation to the options exercised	Not applicable to phantom shares
e) In relation to the shares delivered
i. Number of shares	Not applicable to phantom shares
ii. Weighted average price of acquisition
iii. Total amount of the difference between the value of acquisition and the market value of the shares

PHANTOM SHARES PLAN	Fiscal year ended December 31, 2019
a) Body	Statutory Executive Board of Officers
b) Total number of members	8.00
c) Number of Paid Members	7.00
d) Regarding phantom shares exercised
i. Amount	74,628
ii. Average exercise price (value of the phantom share)	BRL 41.10
iii. Total value of the difference between the exercise value and the market value of the shares in relation to the options exercised	Not applicable to phantom shares
e) In relation to the shares delivered
i. Number of shares	Not applicable to phantom shares
ii. Weighted average price of acquisition
iii. Total amount of the difference between the value of acquisition and the market value of the shares

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

PHANTOM SHARES PLAN	Fiscal year ended December 31, 2018
a) Body	Statutory Executive Board of Officers
b) Total number of members	7.50
c) Number of Paid Members	6.50
d) Regarding phantom shares exercised
i. Amount	63,969
ii. Average exercise price (value of the phantom share)	BRL 19.88
iii. Total value of the difference between the exercise value and the market value of the shares in relation to the options exercised	Not applicable to phantom shares
e) In relation to the shares delivered
i. Number of shares	Not applicable to phantom shares
ii. Weighted average price of acquisition
iii. Total amount of the difference between the value of acquisition and the market value of the shares

Special Phantom Shares Plan: There were no Special Phantom Shares in the last 3 years.

SAR PLAN	Fiscal year ended December 31, 2020
a) Body	Statutory Executive Board of Officers
b) Total number of members	8.00
c) Number of Paid Members	7.00
d) Regarding options exercised
i. Quantity	134,776
ii. Average exercise price	BRL 2.66
iii. Total value of the difference between the exercise value and the market value of the shares in relation to the options exercised	BRL 5,455,732.48
e) In relation to the options delivered
i. Number of options	Not applicable to SAR that is settled on cash
ii. Weighted average price of acquisition
iii. Total amount of the difference between the value of acquisition and the market value of the shares

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

SAR PLAN	Fiscal year ended December 31, 2019
a) Body	Statutory Executive Board of Officers
b) Total Number of Members	8.00
c) Number of Paid Members	7.00
d) In relation to the options exercised
i. Quantity	137,882
ii. Weighted average price of exercise	BRL 3.19
iii. Total value of the difference between the exercise value and the market value of the shares in relation to the options exercised	BRL 3,937,909.92
e) In relation the options delivered
i. Number of options	Does not apply to SAR, which is settled in cash
ii. Weighted average price of acquisition
iii. Total amount of the difference between the acquisition value and the market value of the shares

SAR PLAN	Fiscal year ended December 31, 2018
a) Body	Statutory Executive Board of Officers
b) Total Number of Members	7.50
c) Number of Paid Members	6.50
d) In relation to the options exercised
i. Quantity	176,159
ii. Weighted average price of exercise	BRL 2.34
iii. Total value of the difference between the exercise value and the market value of the shares in relation to the options exercised	BRL 7. 699,442.24
e) In relation the options delivered
i. Number of options	Does not apply to SAR, which is settled in cash
ii. Weighted average price of acquisition
iii. Total amount of the difference between the acquisition value and the market value of the shares

PERFORMANCE RESTRICTED SHARES PLAN	Fiscal year ended December 31, 2020
a) Body	Statutory Executive Board of Officers
b) Total Number of Members	8.00
c) Number of Paid Members	1.00
d) In relation to the options exercised
i. Quantity	Not applicable to Restricted Shares
ii. Weighted average price of exercise
iii. Total value of the difference between the exercise value and the market value of the shares in relation to the options exercised
e) In relation the options delivered
i. Number of shares	No shares were delivered in the period
ii. Weighted average price of acquisition
iii. Total amount of the difference between the acquisition value and the market value of the shares

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

PERFORMANCE RESTRICTED ACTION PLAN	Fiscal year ended December 31, 2019
a) Body	Statutory Executive Board of Officers
b) Total Number of Members	8.00
c) Number of Paid Members	1.00
d) In relation to the options exercised
i. Quantity	Not applicable to Restricted Shares
ii. Weighted average price of exercise
iii. Total value of the difference between the exercise value and the market value of the shares in relation to the options exercised
e) In relation the options delivered
i. Number of shares	No shares were delivered in the period
ii. Weighted average price of acquisition
iii. Total amount of the difference between the acquisition value and the market value of the shares

PERFORMANCE RESTRICTED SHARES PLAN	Fiscal year ended December 31, 2018
a) Body	Statutory Executive Board
b) Total Number of Members	7.50
c) Number of Paid Members	1.00
d) In relation to the options exercised
i. Quantity	Not applicable for Restricted Shares
ii. Weighted average price of exercise
iii. Total value of the difference between the exercise value and the market value of the shares in relation to the options exercised
e) In relation the options delivered
i. Number of shares	Not applicable for Restricted Shares
ii. Weighted average price of acquisition
iii. Total amount of the difference between the acquisition value and the market value of the shares

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

OPTIONS PLAN	Fiscal year ended December 31, 2020
a) Body	Statutory Executive Board of Officers
b) Total Number of Members	8.00
c) Number of Paid Members	1.00
d) In relation to the exercised shares
i. Quantity	There were no exercises in the period
ii. Weighted average price of the exercise
iii. Total value of the difference between the exercise value and the market value of the shares in relation to the options exercised
e) In relation to the shares delivered
i. Number of shares	No shares were delivered in the period
ii. Weighted average purchase price
iii. Total value of the difference between the acquisition price and the market value of the shares

OPTIONS PLAN	Fiscal year ended December 31, 2019
a) Body	Statutory Executive Board of Officers
b) Total Number of Members	8.00
c) Number of Paid Members	1.00
d) In relation to the exercised shares
i. Quantity	There were no exercises in the period
ii. Weighted average price of the exercise
iii. Total value of the difference between the exercise value and the market value of the shares in relation to the options exercised
e) In relation to the shares delivered
i. Number of shares	No shares were delivered in the period
ii. Weighted average purchase price
iii. Total value of the difference between the acquisition price and the market value of the shares

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

STOCK OPTIONS PLAN	Fiscal year ended December 31, 2018
a) Body	Statutory Executive Board of Officers
b) Total Number of Members	7.50
c) Number of Paid Members	1.00
d) In relation to the exercised shares
i. Amount	1,800,000
ii. Weighted average price of the exercise	BRL 4.73
iii. Total value of the difference between the exercise value and the market value of the shares in relation to the options exercised	BRL 27,252,000.00
e) In relation to the shares delivered
i. Number of shares	No shares were delivered, except for those due to the exercise of the 1,800,000 options mentioned above
ii. Weighted average purchase price
iii. Total value of the difference between the acquisition price and the market value of the shares

13.8. Necessary information to understand the data disclosed in items 13.5 to 13.7 - Method of pricing the value of shares and options:

The information disclosed in items 13.5 to 13.7 is related to the share-based compensation of the Company’s administrative bodies (Statutory Board of Officers).

The explanatory notes to the Company’s quarterly income and annual income present information referring to all employees covered by the share-based compensation plans.

For all Plans, it was considered as base assets the Company’s Common shares (SUZB3) since as from November 10, 2017, the Class “A” Preferred Shares (SUZB5) were converted into Common shares (SUZB3), as approved in the Special Meeting of Class A Preferred Stock and in the Special General Meeting, both held on 09/29/2017.

•	Phantom Shares Plan

The value of the Phantom Shares is given by the average of the last 90 trading transactions, weighted by the volume, of the Company’s shares, multiplied by the TSR of the period. In the closing of 2020, the fair value of the Phantom Share was BRL 50.67 for the plans in effect.

•	SAR (Share Appreciation Rights) Plan

For the assessment of the fair value of assets granted under SAR plan, the Company used the mathematic model of approximation for the options following Monte Carlo Simulation method. This was carried out because of the nature of the SAR that resembles an option, but with cash settlement. The choice of this specific method was because of the need to simulate not just the dynamic of the value of Company´s shares in the future, but also of its competitors since both impact the gain of the beneficiary through the comparison of TSR.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

A proportion of early exercise equal to 3 was considered for all the programs.

Other assumptions taken into account (base date 12/31/2020 - date of recalculation of SAR value for closing purposes):

Assumption	Amount that was Considered
Base asset price (1)	BRL 50.67
Volatility Expectation (2)	48.71% p.a.
Expectation of average life of the options (3)	Equal to the life of the agreement
Expectation of dividends distribution (4)	0.82% p.a.
Weighted average interest rate free from risk (5)	6.17% p.a.

(1) The price of the base asset was defined considering the arithmetic average of the closing price in the past 90 trading transactions of Company’s share on the date of SAR calculation.

(2) The expectation of volatility was calculated for each exercise date, taking into account the remaining time to complete the acquisition period, as well as the historical volatility of returns, considering 745 trading transactions prior to the date of calculation SAR and using GARCH model for the volatility calculation. We present herein the average of these volatilities.

(3) The expectation of average life of the stock options was defined by the remaining term up to the limit date of the exercise.

(4) The expectation of dividends was defined base on Company’s historical earnings per share. We present herein the average of dividends expectation used in the calculation.

(5) The weighted average interest rate free from risk applied was the pre-interest curve in reais (Interbank Deposit [DI] expectation) observed in the open market, which is the best comparison base with the interest rate free from risk in the Brazilian market. The rate used for each exercise date changes according to the acquisition period. The amount presented represents the average among each of the grants.

•	Performance Restricted Shares Plan

The value of the Restricted Shares granted is given by the value of the share on the date of their granting.

13.9. Participation held per body:

	Board of Directors			Executive Statutory Board of Officers	Fiscal Council
	Common Shares (ON)	Class A Preferred Shares (PNA)	Class B Preferred Shares (PNB)	Common Shares (ON)	Common Shares (ON)
Number of shares held directly, issued by the Company [1]	101,520,859	-	-	4,212,040	10,203
Number of shares held directly issued by the Company’s direct or indirect controlling shareholders [1]	27,199,878	24,430,508	10,625,326	-	-
Number of other securities convertible into shares issued by the Company	-	-	-	-	-

Note: None of the Company’s managers directly holds shares or quotas in subsidiaries or companies under common control of the Company. Their participation in these companies occurs only indirectly, through the shares held by them in the Company, which in turn, holds a shareholding interest in these companies.

1 Shareholding position on December 31, 2020, in accordance with CVM Form 358, considering only publicly held parent companies, as provided for in said CVM Instruction 358.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

13.10. Information on Pension Plans Granted to Members of the Board of Directors and Statutory Board of Officers:

a. Body	Board of Directors	Executive Board of Officers	Fiscal Council	Total
B. Number of members	9.58	8.00	3.00	20.58
c. Number of paid members	0	8.00	0	8.00
d. Name of the Plan	N/A	Suzano Prev and Votorantim Prev	N/A	N/A
e. Number of managers in a position to retire	N/A	3	N/A	N/A
f. Conditions for early retirement	N/A

Suzano Prev

To be at least 55 years old, to have at least 3 years of performance in Suzano Prev and terminate the employment contract with the Company.

Votorantim Prev

To be 53 years old and to have at least 10 years of continuous service at the Company or 55 years of age and 5 years of continuous service at the Company;

Termination of the bond with the Company.

			N/A	N/A
g. Adjusted amount of contributions accumulated in the pension plan until the end of the last fiscal year, less the portion related to contributions made directly by the managers (in BRL)	N/A	3,870,551.63	N/A	3,870,551.63
h. Accumulated aggregate amount of contributions made during the last fiscal year, less the portion corresponding to contributions made directly by the managers (in BRL)	N/A	522,096.74	N/A	522,096.74
i. If it is possible early redemption and under what conditions	N/A

Suzano Prev:

The redemption can occur totally or partially at any time, respecting the minimum grace period between redemptions of 60 days, as provided for in the current legislation. Votorantim Prev:

Only in case of termination of the Company, respecting the Contribution Redemption Table of the regulation, and the participant will only be entitled to the redemption of 100% of the Company's balance when he is already eligible for retirement under the Funsejem plan.

			N/A	N/A

13.11 Maximum, minimum and average individual compensation of the Board of Directors, Statutory Board of Officers and Fiscal Council

	Board of Officers			Board of Directors			Fiscal Council
	12/31/2020	12/31/2019	12/31/2018	12/31/2020	12/31/2019	12/31/2018	12/31/2020	12/31/2019	12/31/2018
Number of members	8.00	8.00	8.00	9.58	8.67	9.00	3.00	3.00	3.00
Number of paid members	8.00	8.00	7.50	9.58	8.67	8.42	3.00	3.00	3.00
Highest compensation value (Reais)	22,112,160.86	16,048,947.94	28,220,874.81	8,247,042.26	8,579,582.35	7,232,604.12	317,280.00	315,447.90	243,195.64
Lowest compensation value (Reais)	6,071,057.78	3,249,365.23	4,487,541.39	960,004.80	641,280.00	270,548.98	317,280.00	315,447.90	243,195.64
Average compensation value (Reais)	14,241,022.26	9,293,967.13	12,938,667.35	1,965,928.69	2,068,949.73	1,964,714.32	317,280.00	315,447.90	243,195.64

Board of Officers
12/31/2020	The average amount of annual compensation for each body corresponds to the division of the total amount of annual compensation (fixed, variable and indirect benefits, except charges) of each body (letter “e” in item 13.2), by the number of remunerated members informed for the respective body (letter “c” of item 13.2).
The value of the lowest individual annual compensation (fixed, variable and indirect benefits, excluding charges) for each body was calculated to the exclusion of all members of the respective body who had held the position for less than 12 months.
The value of the highest individual annual compensation (fixed, variable, indirect benefits, except charges) for each body was determined without any exclusion, considering all compensations and its respective member exercised his/her functions in the entity for 12 months.
12/31/2019	The average amount of annual compensation for each body corresponds to the division of the total amount of annual compensation (fixed, variable and indirect benefits, except charges) of each body (letter “e” in item 13.2), by the number of remunerated members informed for the respective body (letter “c” of item 13.2).
The value of the lowest individual annual compensation (fixed, variable and indirect benefits, excluding charges) for each body was calculated to the exclusion of all members of the respective body who had held the position for less than 12 months.
The value of the highest individual annual compensation (fixed, variable, indirect benefits, except charges) for each body was determined without any exclusion, considering all compensations and its respective member exercised his/her functions in the entity for 12 months.
12/31/2018	The average amount of annual compensation for each body corresponds to the division of the total amount of annual compensation (fixed, variable and indirect benefits, except charges) of each body (letter “e” in item 13.2), by the number of remunerated members informed for the respective body (letter “c” of item 13.2).
The value of the lowest individual annual compensation (fixed, variable and indirect benefits, excluding charges) for each body was calculated to the exclusion of all members of the respective body who had held the position for less than 12 months.
The value of the highest individual annual compensation (fixed, variable, indirect benefits, except charges) for each body was determined without any exclusion, considering all compensations and its respective member exercised his/her functions in the entity for 12 months.
Total Amount of Charges: Board of Directors BRL 1,921,371.40; Statutory Executive Board BRL 2,972,111.44 and Fiscal Council BRL 48,768.19.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Board of Directors
12/31/2020	The average amount of annual compensation for each body corresponds to the division of the total amount of annual compensation (fixed, variable and indirect benefits, except charges) of each body (letter “e” in item 13.2), by the number of remunerated members informed for the respective body (letter “c” of item 13.2).
The value of the lowest individual annual compensation (fixed, variable and indirect benefits, excluding charges) for each body was calculated to the exclusion of all members of the respective body who had held the position for less than 12 months.
The value of the highest individual annual compensation (fixed, variable, indirect benefits, except charges) for each body was determined without any exclusion, considering all compensations and its respective member exercised his/her functions in the entity for 12 months.
12/31/2019	The average amount of annual compensation for each body corresponds to the division of the total amount of annual compensation (fixed, variable and indirect benefits, except charges) of each body (letter “e” in item 13.2), by the number of remunerated members informed for the respective body (letter “c” of item 13.2).
The value of the lowest individual annual compensation (fixed, variable and indirect benefits, excluding charges) for each body was calculated to the exclusion of all members of the respective body who had held the position for less than 12 months.
The value of the highest individual annual compensation (fixed, variable, indirect benefits, except charges) for each body was determined without any exclusion, considering all compensations and its respective member exercised his/her functions in the entity for 12 months.
12/31/2018	The average amount of annual compensation for each body corresponds to the division of the total amount of annual compensation (fixed, variable and indirect benefits, except charges) of each body (letter “e” in item 13.2), by the number of remunerated members informed for the respective body (letter “c” of item 13.2).
The value of the lowest individual annual compensation (fixed, variable and indirect benefits, excluding charges) for each body was calculated to the exclusion of all members of the respective body who had held the position for less than 12 months.
The value of the highest individual annual compensation (fixed, variable, indirect benefits, except charges) for each body was determined without any exclusion, considering all compensations and its respective member exercised his/her functions in the entity for 12 months.
Total Amount of Charges: Board of Directors BRL 1,921,371.40; Statutory Executive Board BRL 2,972,111.44 and Fiscal Council BRL 48,768.19.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Fiscal Council
12/31/2020	The average amount of annual compensation for each body corresponds to the division of the total amount of annual compensation (fixed, variable and indirect benefits, except charges) of each body (letter “e” in item 13.2), by the number of remunerated members informed for the respective body (letter “c” of item 13.2).
The value of the lowest individual annual compensation (fixed, variable and indirect benefits, excluding charges) for each body was calculated to the exclusion of all members of the respective body who had held the position for less than 12 months.
The value of the highest individual annual compensation (fixed, variable, indirect benefits, except charges) for each body was determined without any exclusion, considering all compensations and its respective member exercised his/her functions in the entity for 12 months.
12/31/2019	The average amount of annual compensation for each body corresponds to the division of the total amount of annual compensation (fixed, variable and indirect benefits, except charges) of each body (letter “e” in item 13.2), by the number of remunerated members informed for the respective body (letter “c” of item 13.2).
The value of the lowest individual annual compensation (fixed, variable and indirect benefits, excluding charges) for each body was calculated to the exclusion of all members of the respective body who had held the position for less than 12 months.
The value of the highest individual annual compensation (fixed, variable, indirect benefits, except charges) for each body was determined without any exclusion, considering all compensations and its respective member exercised his/her functions in the entity for 12 months.
12/31/2018	The average amount of annual compensation for each body corresponds to the division of the total amount of annual compensation (fixed, variable and indirect benefits, except charges) of each body (letter “e” in item 13.2), by the number of remunerated members informed for the respective body (letter “c” of item 13.2).
The value of the lowest individual annual compensation (fixed, variable and indirect benefits, excluding charges) for each body was calculated to the exclusion of all members of the respective body who had held the position for less than 12 months.
The value of the highest individual annual compensation (fixed, variable, indirect benefits, except charges) for each body was determined without any exclusion, considering all compensations and its respective member exercised his/her functions in the entity for 12 months.
Total Amount of Charges: Board of Directors BRL 1,921,371.40; Statutory Executive Board BRL 2,972,111.44 and Fiscal Council BRL 48,768.19.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

13.12. Compensation or Indemnity Mechanisms for Managers in Case of Dismissal or Retirement

There are no contractual arrangements, insurance policies or other instruments that structure compensation or indemnity mechanisms for the managers in the event of removal from office or retirement.

13.13. Percentage of total compensation held by the members of the Board of Directors, Statutory Board of Officers or Fiscal Council related to the controlling shareholders:

Body	Fiscal Year ended December 31, 2020	Fiscal Year ended December 31, 2019	Fiscal year ended December 31, 2018
Statutory Executive Board of Officers	-	-	-
Board of Directors	55.06%	62.55%	55.98%
Fiscal Council	-	-	-
TOTAL	55.06%	62.55%	55.98%

13.14. Compensation for members of the Board of Directors, Statutory Board of Officers or Fiscal Council, grouped by body, received for any reason other than the function they occupy.

The members of the bodies (Board of Directors, Committees, Board of Officers and Fiscal Council) did not receive compensation in addition to the compensation related to the functions they occupy at the Company.

13.15. Compensation of the managers and members of the Fiscal Council recognized in the result of direct or indirect controllers, of companies under common control and of the Company's subsidiaries.

Fiscal year ended December 31, 2020

•              Compensation received due to the position at the issuer:

There was no compensation perceived by the Company’s Managers from companies under common control and from the issuer’s subsidiaries.

•              Compensation received as a result of participation in Boards of Directors/Statutory Board of Officers of the related companies:

	Board of Directors (1)	Statutory Board	Fiscal Council	Total
Direct and Indirect Controlling shareholders	BRL 3,403,536.48	-	-	BRL 3,403,536.48
Issuer’s subsidiaries	-	-	-	-
Companies under common control	BRL 72,000.00	BRL 264,000.00	-	BRL 336,000.00

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Fiscal year ended December 31, 2019

Compensation received due to the position at the issuer:

There was no compensation perceived by the Company’s Management from companies under common control and the issuer’s subsidiaries.

•              Compensation received as a result of participation in Boards of Directors/Statutory Board of Officers of each company:

	Board of Directors (1)	Statutory Board	Fiscal Council	Total
Direct and Indirect Controlling shareholders	BRL 3.375.302,69	-	-	BRL 3.375.302,69
Issuer subsidiaries	-	-	-	-
Companies under common control	BRL 72,000.00	BRL 154,000.00	-	BRL 226,000.00

Fiscal year ended December 31, 2018]

•              Compensation received due to the position at the issuer:

There was no compensation perceived by the Company’s Management from companies under common control and the issuer’s subsidiaries.

•              Compensation received as a result of participation in the Board of Directors/Executive Board of Officers of the respective companies:

	Board of Directors (1)	Statutory Board	Fiscal Council	Total
Direct and Indirect Controlling shareholders	BRL 3,308,759.00	-	-	BRL 3,308. 759.00
Issuer subsidiaries	-	-	-	-
Companies under common control	BRL 72,000.00	BRL 264,000.00	-	BRL 336,000.00

(1) Compensation received in fixed and variable modalities for participation in Boards of Directors and for being part of the Issuer’s parent company. The companies that bear the demonstrated compensation are Suzano Holding S.A. and IPLF Holding S.A.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

13.16. Other Relevant Information that the issuer deems relevant

All material and relevant information surrounding pertinent to this matter were disclosed in the items above.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

IV. Details of the origin and justifications for the relevant amendments to the Bylaws, with an analysis of their legal and economic effects (Article 11 - CVM Instruction 481)

Detailed Report Regarding the Amendments in the Bylaws of Suzano S.A.
Current Bylaws	Bylaws Proposed	Justification and Effects

Article 1 – SUZANO S.A. (“Company”) is a Brazilian publicly held company with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.

	(Not Altered)	***

Sole Paragraph – With the admission of the Company in the special listing segment of the Novo Mercado of B3 S.A. – Brasil Bolsa, Balcão (“B3”), the Company, its shareholders, managers and audit board members are subject to the Novo Mercado Listing Regulations of the B3 (“Novo Mercado Rules”).

Sole Paragraph – With the admission of the Company in the ~~special listing segment of the~~ Novo Mercado of B3 S.A. – Brasil Bolsa, Balcão (“B3”), the Company, its shareholders, including its controlling shareholders, managers and audit board members, when installed, are subject to the Novo Mercado ~~Listing~~ Regulations of the B3 (“Novo Mercado Rules”).

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

Article 5 – The capital stock of the Company, fully subscribed is of nine billion, two hundred and sixty-nine million, two hundred and eighty one thousand, four hundred and twenty four reais and sixty three cents (R$9,269,281,424.63), divided into one billion, three hundred and sixty one million, two hundred and sixty-three thousand, five hundred and eighty-four (1,361,263,584) common shares, all nominative and book-entry type, with no par value.

Article 5 – The capital stock of the Company, fully subscribed and paid-in, is of nine billion, two hundred and sixty-nine million, two hundred and eighty one thousand, four hundred and twenty four reais and sixty three cents (R$9,269,281,424.63), divided into one billion, three hundred and sixty one million, two hundred and sixty-three thousand, five hundred and eighty-four (1,361,263,584) common shares, all nominative and book-entry type, with no par value.

Adjustment to indicate that the Company's registered capital is paid-in. The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ One – The registered capital may be increased without any change in the Bylaws, by decision of the Board of Directors, up to the limit of seven hundred and eighty million, one hundred and nineteen, seven hundred and twelve (780,119,712) ordinary shares, all exclusively book-entry type.

	(Not Altered)	***
§ Two – The Company may not issue preferred shares.	(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

§ Three – In the event of an increase in capital, pursuant to the terms of the law, the shareholders shall have the preemptive right in subscription of the shares to be issued, in proportion to the number of shares that they hold.	§ ~~Two~~ Three – In the event of an increase in capital, pursuant to the terms of the law, the shareholders shall have the preemptive right in subscription of the shares to be issued, in proportion to the number of shares that they hold.	Reorganization of the number of clauses, paragraphs and other items that reflect the other amendments to the Bylaws.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ Four – The Board of Directors may exclude the right of first refusal for existing shareholders in any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation.	§ ~~Four~~ Three – The Board of Directors may exclude the right of first refusal for existing shareholders in any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation.	Reorganization of the number of clauses, paragraphs and other items that reflect the other amendments to the Bylaws.
§ Five – In the event of capital increase by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity of shares as those existing at the moment prior to the increase, and the rights attributed to the shares issued by the Company must be fully obeyed.	§ ~~Five~~ Four – In the event of capital increase by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity of shares as those existing at the moment prior to the increase, and the rights attributed to the shares issued by the Company must be fully obeyed.	Reorganization of the number of clauses, paragraphs and other items that reflect the other amendments to the Bylaws.
Article 7 – The Shareholders Meeting shall be convened, ordinarily, in one of the four (4) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Board of Directors, by a Vice-chairman of the Board of Directors, or in any of the cases provided for by law.	(Not Altered)	***

Sole Paragraph – The Shareholders Meeting which has as a matter of its agenda the resolution over (i) the cancellation of the company’s registry as a publicly held company, (ii) the withdraw of the Company from the Novo Mercado, or (iii) the change or the exclusion of Article 30 below, shall be called, with at least, sixty (60) days in advance.

Sole Paragraph – The Shareholders Meeting which has as a matter of its agenda the resolution over (i) the cancellation of the company’s registry as a publicly held company, or ~~(ii) the withdraw of the Company from the Novo Mercado, or~~ (~~i~~ii) the change or the exclusion of Article 30 below, shall be called, with at least, sixty (60) days in advance.

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Article 10 – The Board of Directors is a committee decision body, and representation of the Company is a private right of the Statutory Chief Executive Officers and Statutory Executive Officers.	(Not Altered)	***
§ One – The term of office of the members of the Board of Directors is two (2) years, and that of the Statutory Executive Board of Officers is one (1) year, but both shall be extended until the new members appointed are sworn in. Board members will serve a unified term and re-election is allowed.	(Not Altered)	***

§ Two – The investiture of the members of the Board of Directors and of the Statutory Executive Board of Officers is conditional on the prior execution of the Managers’ Term of Investiture in accordance with the Novo Mercado Rules, as well as their compliance with the applicable legal requirements.

§ Two – The investiture of the managers and members of the Audit Board ~~Board of Directors and of the Statutory Executive Board of Officers~~, sitting and substitute members is conditional ~~on~~ to the execution of the instrument of investiture ~~prior execution of the Managers’ Term of Investiture in accordance with the Novo Mercado Rules~~, which shall reflect its subjection to the commitment clause referred to in Article 34 of these Bylaws ~~as well as their compliance with the applicable legal requirements~~.

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ Three – The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person.	§ Three – The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person, except in the event of a vacancy, subject to the terms of the Novo Mercado Rules.

Amendment made to adjust the wording of the Bylaws in line with the Novo Mercado Rules, with specific adjustments to improve the wording.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

Article 12 – The Board of Directors shall be made up of between five (5) and ten (10) members, resident in or outside Brazil, elected and dismissed by the Shareholders Meeting, who shall appoint a Chairman and up to two (2) Vice-Chairmen from among them.

	(Not Altered)	***

§ One – Out of the members of the Board of Directors, at least twenty percent (20%) shall be Independent Directors, as per the definition of the Novo Mercado Rules, and expressly declared as such in the Shareholders Meeting which elects them, being also considered as independent the Directors elected upon the faculty set forth by paragraphs 4 and 5 of article 141 of Law No. 6,404/76 (“Corporations Law”).

§ One – Out of the members of the Board of Directors, at least, two (2) or twenty percent (20%), whichever is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, ~~and expressly declared as such in the~~ provided that the characterization of the individuals appointed to the Board of Directors as independent board members must be approved at the ~~S~~shareholders’ ~~M~~meeting which elects them~~, being also considered as independent the Directors elected upon the faculty set forth by paragraphs 4 and 5 of article 141 of Law No. 6,404/76 (“Corporations Law”)~~.

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment, since the Company already observes this rule.

§ Two – When, due to the compliance of the percentage referred in the paragraph above, results in a fractional number of directors, it shall proceed with the rounding in the terms of the Novo Mercado Rules.	§ Two – When, due to the ~~compliance~~ calculation of the percentage ~~referred~~ set forth in the paragraph above, the result~~s~~ generates ~~in~~ a fractional number ~~of directors~~, the Company ~~it~~ shall ~~proceed with the rounding in the terms of the Novo Mercado Rules~~ round to the nearest greater whole number.

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Article 14 – The following shall be the attributes of the Board of Directors:	(Not Altered)	***
(a) to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;	(Not Altered)	***
(b) if a Committee is created to evaluate the matter hereof, after listening such committee, to elect, evaluate or dismiss Statutory Executive Officers of the Company, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws, as well as orient the vote of the Company, its subsidiaries or controlled companies, in the election of the managers of the subsidiaries or controlled companies or other companies in which the Company, its subsidiaries or controlled companies hold any equity interest, whenever the Company’s, its subsidiaries or controlled companies investment to which the manager will be elected represents an amount equivalent to at least five percent (5%) of the Company’s net equity, as disclosed in the Company’s Financial Statements for the most recent year-end closing;	(Not Altered)	***

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(c) to inspect the management as effected by the Statutory Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or to be signed, and any other actions;	(Not Altered)	***
(d) if a Committee is created to evaluate the matter hereof, after listening such committee, to state an opinion on the management report and accounts of the Statutory Executive Board of Officers;	(Not Altered)	***
(e) if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint and dismiss the independent auditors, subject to the right of veto provided for by law;	(Not Altered)	***
(f) if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the accounting criteria and practices;	(Not Altered)	***
(g) if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;	(Not Altered)	***

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(h) if a Committee is created to evaluate the matter hereof, after listening such committee, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets consolidated, which shall be prepared by the Statutory Executive Board of Officers;	(Not Altered)	***
(i) to monitor and evaluate the economic and financial performance of the Company;	(Not Altered)	***
(j) to state opinions on any proposals or recommendations made by the Statutory Executive Board of Officers to the General Shareholders Meeting;	(Not Altered)	***
(k) to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in article 172 of the Corporations Law;	(k) to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in article 172 of ~~the~~ Law No. 6,404/76 (“Corporations Law”);	Adjustment for the adequacy of the defined term in the Bylaws. The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.
(l) subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;	(Not Altered)	***

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(m) if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company (except for wholly owned subsidiaries) or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets;	(Not Altered)	***
(n) to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;	(Not Altered)	***
(o) if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint the Investor Relations Officer;	(Not Altered)	***
(p) if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize the Statutory Executive Board of Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade: :	(Not Altered)	***
(p.1) to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred in line “m” of this Article;	(Not Altered)	***

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(p.2) to give a real guarantee of any nature, or to give a chattel mortgage;	(Not Altered)	***
(p.3) to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clients;	(Not Altered)	***
(p.4) to sign any other contracts in accordance with defined limits of authority in relation to amounts;	(Not Altered)	***
(p.5) to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws, provided that such acts are legally within its competence;	(Not Altered)	***
(p.6) to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image;	(Not Altered)	***
(q) to decide on the establishment of a consultative council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body;	(Not Altered)	***

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(r) to create other committees to advice the Board of Directors, whenever it deems this to be desirable, subject to the terms of Article 15 below;	(Not Altered)	***
(s) if a Committee is created to evaluate the matter hereof, after listening such committee, to nominate people to drive sectors or areas of the Company, as nonstatutory Executive Officer, who shall report to an Statutory Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Statutory Executive Officers elected, neither attributing to them, therefore, the condition of member of any statutory organ;	(s) if a Committee is created to evaluate the matter hereof, after listening such committee, to nominate people to drive sectors or areas of the Company, as nonstatutory Executive Officer, who shall report to an Statutory Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Statutory Executive Officers elected, neither attributing to them, therefore, the condition of member of any statutory organ; and

Amendment made to adjust the wording of the Bylaws in line with the Novo Mercado Rules, with specific adjustments to improve the wording.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

(t) if a Committee is created to evaluate the matter hereof, after listening such committee, to recommend, in favor or against, any tender offer for the acquisition of shares which aim at acquiring the shares issued by the Company (“OPA”), by means of a prior justified opinion, disclosed in up to fifteen (15) days as from the publication of the OPA notice, which shall encompass, at least (i) the convenience and opportunity of the terns offer for the acquisition of shares in relation to the joint interest of the shareholders and in relation to the liquidity of the securities; (ii) the repercussions of the tender offer for the acquisition of shares on the Company's interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; and (iv) other items that the Board of Directors considers pertinent, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (“CVM”); and	(Excluded)

Amendment made to adjust the wording of the Bylaws in line with the Novo Mercado Rules, with specific adjustments to improve the wording.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(u) if a Committee is created to evaluate the matter hereof, after listening such committee, to define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company's shares, in cases of OPA for cancellation of registration as a publicly held company or for the withdraw from the Novo Mercado.	(t) ~~(u)~~ if a Committee is created to evaluate the matter hereof, after listening such committee, to define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company's shares, in cases of tender offer (“OPA”) for cancellation of registration as a publicly held company ~~or for the withdraw from the Novo Mercado~~.	Adjustment for the adequacy of the defined term in the Bylaws. The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

Article 24 – The Audit Board is a non-permanent body, and shall be duly installed upon request of the shareholders, in accordance with the applicable laws. One installed, the Audit Board shall be comprised by three (3) to five (5) sitting members and an equal number of substitute members, appointed by the Shareholders Meetings, and shall be govern by the applicable laws and rulings, by these Bylaws and by its Internal Rules.

	(Not Altered)	***

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ One – The investiture of the members of the Audit Board shall be conditioned to the previous subscription of the Statement of Consent of the Members of the Audit Board in accordance with the provisions of the Novo Mercado Rules, as well as compliance with applicable legal requirements.

(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

§ Two – In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.	§ ~~Two~~ One – In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.	Reorganization of the number of clauses, paragraphs and other items that reflect the other amendments to the Bylaws.
§ Three – The sitting members of the Audit Board shall be entitled to receive a fixed compensation determined by the Shareholders Meeting, respected the minimum legal limit, and shall not be entitled to receive any additional compensation of the Company, by any company controlled by it or colligated, except if this additional compensation arises from, or is related to, services rendered to the Company prior to its appointment, or may not compromise the exercise of the duties of audit board member.	§ ~~Three~~ Two – The sitting members of the Audit Board shall be entitled to receive a fixed compensation determined by the Shareholders Meeting, respected the minimum legal limit, and shall not be entitled to receive any additional compensation of the Company, by any company controlled by it or colligated, except if this additional compensation arises from, or is related to, services rendered to the Company prior to its appointment, or may not compromise the exercise of the duties of audit board member.	Reorganization of the number of clauses, paragraphs and other items that reflect the other amendments to the Bylaws.

Article 25 – The Company shall have a Statutory Audit Committee (“SAC”), a collegiate body of advice and instruction directly related to the Company’s Board of Directors, with the purpose of supervising the quality and integrity of financial reports, adherence to legal, statutory and regulatory laws, adequacy of processes related to risk management and activities of internal and independent auditors.

	(Not Altered)	***

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ One – The SAC shall have its own Internal Rules, approved by the Board of Directors, which shall provide in detail its duties, as well as operational procedures, in compliance with the laws in force and the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the Company’s securities are listed.	(Not Altered)	***
§ Two – The SAC is a permanent body, and shall be comprised by, at least, three (3) and, at most, five (5) members, with a two (2) year term of office, appointed and removed by the Board of Directors, in accordance with the following criteria: (i) at least one of the members of the SAC shall also be a member of the Board of Directors of the Company; (ii) at least one of the members of the SAC shall not be a member of the Board of Directors of the Company; (iii) the members of the SAC shall not integrate the Statutory Executive Board of Officers of the Company; (iv) the majority of the members shall meet the applicable independence requirements; and (v) at least one (1) member shall have a recognized experience in matters of corporate accounting, as set forth in the Internal Rules of the SAC, in the applicable legislation and in the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the securities are listed of the Company. The SAC shall have a Coordinator, whose activities shall be defined in the Internal Rules of the SAC.

§ Two – The SAC is a permanent body, and shall be comprised by, at least, three (3) and, at most, five (5) members, with a two (2) year term of office, appointed and removed by the Board of Directors, in accordance with the following criteria: (i) at least one of the members of the SAC shall ~~also~~ be an independent member of the ~~Board of Directors of the~~ Company, according to the definition of the Novo Mercado Rules; (ii) at least one of the members of the SAC shall not be a member of the Board of Directors of the Company; (iii) the members of the SAC shall not integrate the Statutory Executive Board of Officers of the Company; (iv) the majority of the members shall meet the ~~applicable~~ independence requirements indicated in CVM Instruction No. 308, of May 14, 1999, as amended; ~~and~~ (v) at least one (1) member shall have a recognized experience in matters of corporate accounting, as set forth in the Internal Rules of the SAC, in the applicable legislation and in the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the securities are listed of the Company; and (vi) the same member may accumulate the characteristics described in items “i” and “v” above. The SAC shall have a Coordinator, whose activities shall be defined in the Internal Rules of the SAC.

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment, since the Company already observes this rule.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ Three – It is prohibited the participation of the Company’s Statutory Executive Officers, its controlled, controlling, colligated or companies in common control, direct or indirectly, in the SAC.	(Not Altered)	***
§ Four – The SAC shall have the following duties:	(Not Altered)	***
(a) review the quarterly financial information, interim financial statements and financial statements; ;	(a) ~~review~~ evaluate the quarterly financial information, interim financial statements and financial statements;

Amendment made to adjust the wording of the Bylaws in line with the Novo Mercado Rules, with specific adjustments to improve the wording.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(b) supervise the financial area;	(Not Altered)	***
(c) ensure that the Statutory Executive Board of Officers develops reliable internal controls;	(Not Altered)	***
(d) ensure that the internal audit perform its duties and that the external auditors analyze, through its own review, the practices of the Statutory Executive Board of Officers and internal audit;	(d) ensure that the internal audit ~~perform~~ and the internal control areas perform its duties and that the ~~external~~ independent auditors analyze, through its own review, the practices of the Statutory Executive Board of Officers and internal audit;

Amendment made to adjust the wording of the Bylaws in line with the Novo Mercado Rules, with specific adjustments to improve the wording.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

(e) establish with the external audit the work plan and the fee proposal;	(e) establish with the ~~external~~ independent audit the work plan and the fee proposal;

Amendment made to adjust the wording of the Bylaws in line with the Novo Mercado Rules, with specific adjustments to improve the wording.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

(f) recommend to the Board of Directors the hiring, compensation and replacement of the external audit;	(f) ~~recommend to the Board of Directors~~ issue opinions on the hiring, compensation and replacement of the services of the independent ~~external~~ audit;

Amendment made to adjust the wording of the Bylaws in line with the Novo Mercado Rules, with specific adjustments to improve the wording.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

(g) interact with the external audit on matters related to the audit procedure;	(g) interact with the ~~external~~ independent audit on matters related to the audit procedure;

Amendment made to adjust the wording of the Bylaws in line with the Novo Mercado Rules, with specific adjustments to improve the wording.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(h) evaluate, monitor and recommend to management the correction or improvement of the Company’s internal policies, including the policy of related party transactions; and	(Not Altered)	***
(i) evaluate and monitor the Company’s risk exposures.	(Not Altered)	***
§ Five – The Board of Directors shall determine the compensation of the SAC’s members, as well as the budget to cover the costs of its function.	(Not Altered)	***

§ Six – The SAC shall have the means necessary to receive and process complaints, including confidential, internal and external to the Company, regarding noncompliance with legal and regulatory provisions applicable to the Company, in addition to internal rules and codes, including specific procedures for the protection of the provider and the confidentiality of the complaint.

	(Not Altered)	***

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Article 30 – Any Person (as defined in paragraph one below) solely or jointly with another Bound Person(s), shareholder(s) or not of the Company, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to the merger of the Company and/or of its shares or the merger by the Company of other company or the shares thereof), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by the Company convertible into shares or which give the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or offshore, of Relevant Interest (as defined in paragraph one below) the Company shall, within the maximum term of thirty (30) days counting from the date of the event which results in the ownership of the Relevant Interest, launch or, in the case of a registered tender offer in the terms of CVM Rule 361/02, file a registry request before CVM of, an OPA for the acquisition of the totality of the shares issued by the Company, which shall be liquidated in the maximum term of (a) forty eight (48) days counting from the launch of the offer not subject to registration, and (b) one hundred and eighty (180) days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror.

(Not Altered)	***

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ One – For the purposes of these Bylaws:	(Not Altered)	***
(Provision without equivalence in the original Bylaws)	(a) "Outstanding Shares" means all shares issued by the Company, except those (i) owned, directly or indirectly, by the controlling shareholder or persons related thereto; (ii) in the Company's treasury; (iii) held by a company controlled by the Company; or (iv) directly or indirectly held by the managers of the Company;

The clause for protection against share dispersion in article 30 of the Bylaws referred to the concept of “Outstanding Shares”, in a device excluded in the process of simplifying and adapting the Bylaws in view of the current Novo Mercado Rules.

Thus, in order to preserve the original structure of this clause, this concept was reinserted in this provision.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

(a) “Derivatives” means any derivatives liquidated in shares issued by the Company and/or by means of payment in currency, traded on the stock exchange, organized or privately traded, that are referenced in shares or any other security issued by the Company;	~~(a)~~ (b) “Derivatives” means any derivatives liquidated in shares issued by the Company and/or by means of payment in currency, traded on the stock exchange, organized or privately traded, that are referenced in shares or any other security issued by the Company;	Reorganization of the number of clauses, paragraphs and other items that reflect the other amendments to the Bylaws.

(b) “Other Rights of Corporate Nature” means (i) usufruct or trust on shares issued by the Company, (ii) options to purchase, subscribe or exchange, for any purpose, that may result in the acquisition of shares issued by the Company; or (iii) any other right that permanently or temporarily secures political or shareholder rights over shares issued by the Company, including American Depositary Receipts (ADRs);

	~~(b)~~ (c) “Other Rights of Corporate Nature” means (i) usufruct or trust on shares issued by the Company, (ii) options to purchase, subscribe or exchange, for any purpose, that may result in the acquisition of shares issued by the Company; or (iii) any other right that permanently or temporarily secures political or shareholder rights over shares issued by the Company, including American Depositary Receipts (ADRs);	Reorganization of the number of clauses, paragraphs and other items that reflect the other amendments to the Bylaws.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(c) “Relevant Interest” means the amount of shares issued by the Company (or its legal successors) in a percentage equal to or greater than twenty percent (20%) of the total shares issued by it;	~~(c)~~ (d) “Relevant Interest” means the amount of shares issued by the Company (or its legal successors) in a percentage equal to or greater than twenty percent (20%) of the total shares issued by it;	Reorganization of the number of clauses, paragraphs and other items that reflect the other amendments to the Bylaws.
(d) “Person” means any person including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad;	~~(d)~~ (e) “Person” means any person including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad; and	Reorganization of the number of clauses, paragraphs and other items that reflect the other amendments to the Bylaws.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(e) “Bound Person” means any Person or group of Persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests. Examples of group of persons acting jointly representing the same interests are those (i) that are directly or indirectly controlled or administered by a person belonging to the group of Persons, (ii) who controls or administers, under any form, a Person belonging to the group of Persons, (iii) that is directly or indirectly controlled or administered by any Person who directly or indirectly controls or manages a person who is a member of the Group of Persons, (iv) in which the Controlling Shareholder of such person belonging to the Group of Persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, (v) in which such Person belonging to the group of persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, or (vi) holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital of the person belonging to the group of Persons.	~~(e)~~ (f) “Bound Person” means any Person or group of Persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests. Examples of group of persons acting jointly representing the same interests are those (i) that are directly or indirectly controlled or administered by a person belonging to the group of Persons, (ii) who controls or administers, under any form, a Person belonging to the group of Persons, (iii) that is directly or indirectly controlled or administered by any Person who directly or indirectly controls or manages a person who is a member of the Group of Persons, (iv) in which the ~~C~~controlling ~~S~~shareholder of such person belonging to the Group of Persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, (v) in which such Person belonging to the group of persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, or (vi) holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital of the person belonging to the group of Persons.	Adjustment to reflect that the amended term is no longer a defined term in the Bylaws. The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

§ Two – The OPA shall be (i) addressed to all shareholders of the Company, (ii) executed in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of Paragraph Three below, and (iv) paid at sight, in national currency, against the acquisition in the OPA of shares issued by the Company.

	(Not Altered)	***
§ Three – The acquisition price of each share issued by the Company in the OPA will be the highest of the following values:	(Not Altered)	***

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(a) Economic Value (as defined in the caput of Article 35 below) defined in a valuation report drafted in accordance with the provisions and following the procedures set forth in Article 35 of these Bylaws; and	(a) Economic Value to be determined ~~(as defined in the caput of Article 35 below) defined~~ in a valuation report drafted ~~in accordance with the provisions and following the procedures set forth in Article 35 of these Bylaws~~ pursuant to § Thirteen and § Fifteen of this article, in compliance with applicable legal and regulatory rules (“Economic Value”); and

The clause for protection against shareholder dispersion contained in article 30 of the Bylaws referred to the concept of “Economic Value”, in a device excluded in the process of simplifying and adapting the Bylaws in view of the current Novo Mercado Rules.

Thus, in order to preserve the original structure of this clause, this concept was reinserted in this provision.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

(b) one hundred and forty-five percent (145%) of the highest unit quotation of shares issued by the Company on any stock exchange in which the Company’s shares are traded, during the period of twenty-four (24) months prior to the OPA, duly updated by the reference rate of monetary adjustment of the Special Settlement and Custody System – SELIC (or the index that replaces it) up to the time of payment.	(Not Altered)	***
§ Four – The execution of the OPA mentioned in the caput of this Article shall not exclude the possibility of a third party submitting a competing OPA, in accordance with the applicable regulations.	(Not Altered)	***
§ Five – The Person shall be obliged to comply with any requests or requirements of the CVM regarding the OPA, within the maximum periods prescribed in the applicable regulations.	(Not Altered)	***

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ Six – In the event that a Person does not comply with the obligations imposed by this Article, including with respect to meeting the maximum terms (i) for the execution of the OPA, or (ii) to attend to any requests or requirements of the CVM, the Company's Board of Directors shall call an Extraordinary General Meeting, in which such Person may not vote, to resolve the suspension of the exercise of the rights of the Person who has not complied with any obligation imposed by this Article, as provided in article 120 of the Corporations Law.

(Not Altered)	***

§ Seven – Any person who acquires or becomes holder, in Brazil or abroad, of other rights, including (i) Other Rights of Corporate Nature of shares issued by the Company, or that may result in the acquisition of shares issued by the Company, or (ii) Derivatives (a) that give rise to the Company's shares or (b) which give the right to receive the corresponding amount of the Company's shares, which results in such Person becoming a holder of a Relevant Interest, shall be equally obliged to, in the maximum term of 30 (thirty) days as from the date of the event that resulted in the ownership of the Relevant Interest, launch or, in the case of an offer to be registered pursuant to CVM Rule 361/02, file a request for registration with the CVM of an OPA for the acquisition of the totality of the shares issued by the Company, observing the provisions of this Article 30.

.

(Not Altered)	***

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ Eight – The obligations contained in article 254-A of the Corporations Law and Articles 31, 32 and 33 of these Bylaws exclude the fulfillment by the Person holding a Relevant Interest of the obligations contained in this Article.

§ Eight – The obligations contained in article 254-A of the Corporations Law and Articles 31~~, 32 and 33~~ of these Bylaws exclude the fulfillment by the Person holding a Relevant Interest of the obligations contained in this Article.

Reorganization of the number of clauses, paragraphs and other items that reflect the other amendments to the Bylaws.

§ Nine – For the purposes of calculating the percentage of twenty percent (20%) of the total of the shares issued by the Company to calculate the Relevant Interest, as described in line ”c” of Paragraph One of this Article, will not be computed the involuntary increases of equity interest resulting from cancellation of shares in treasury or redemption of shares.

§ Nine – For the purposes of calculating the percentage of twenty percent (20%) of the total of the shares issued by the Company to calculate the Relevant Interest, as described in line ~~”c~~”d” of Paragraph One of this Article, will not be computed the involuntary increases of equity interest resulting from cancellation of shares in treasury or redemption of shares.

Reorganization of the number of clauses, paragraphs and other items that reflect the other amendments to the Bylaws.
§ Ten – If CVM regulations applicable to the OPA determines the adoption of a calculation criterion for the determination of the acquisition price in the OPA of each share issued by the Company that results in a purchase price higher than that determined in the terms of Paragraph Three above, the acquisition price calculated in accordance with CVM regulations shall prevail at the time of the OPA.	(Not Altered)	***

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ Eleven – The provisions of this Article 30 do not apply to the direct and indirect controlling shareholders of the Company on September 29, 2017, and to its Successors (defined below).	(Not Altered)	***

§ Twelve – For the purposes of paragraph eleven of Article 30 above, “Successors” of the direct and indirect controlling shareholders of the Company, their respective spouses, companions, heirs, legatees, assigns and successors who, for any reason, including corporate reorganizations, become holders of the shares (and/or of the voting rights inherent to them) and/or Other Rights of Corporate Nature related to the shares held or which will be held by the direct and indirect controlling shareholders of the Company on September 29, 2017.

	(Not Altered)	***

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(Device repositioned in the Bylaws)	§ Thirteen - The appraisal report referred to in Paragraph Three of this Article shall be prepared by a specialized institution or company, with proven experience and independent as to the decision-making power of the Company, its managers and controlling shareholder(s). Further, the valuation report shall also satisfy the requirements of paragraphs 1 and 6 of article 8 of the Corporations Law.

The clause for protection against the dispersion of shares in Article 30 of the Bylaws referred to the appraisal report to indicate the economic value of the shares, which was expressly referred to in a device excluded in the simplification and adaptation process of the Bylaws in view of the current Regulation of the Novo Mercado.

Thus, in order to preserve the original structure of this clause, this concept was reinserted in this provision.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

(Device repositioned in the Bylaws)	§ Fourteen - The selection of the institution or specialized company responsible for determining the Economic Value of the Company is of the exclusive competence of the Shareholders’ Meeting, based on the presentation, by the Board of Directors, of a triple list, provided that the respective resolution, not counting blank votes, shall be approved by the majority of votes of shareholders representing the Outstanding Shares attending such Shareholders’ Meeting, which, if installed by the first call notice, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares or, if installed by the second call notice, may count on the presence of any number of shareholders holding Outstanding Shares.

The clause for protection against dispersion of shares in article 30 of the Bylaws referred to the process of choosing the institution or specialized company responsible for determining the Economic Value of the Company, which was expressly referred to in a device excluded in the process of simplifying and adapting the Bylaws. in view of the current Novo Mercado Regulation.

Thus, in order to preserve the original structure of this clause, this concept was reinserted in this provision.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(Device repositioned in the Bylaws)	§ Fifteen - The costs arising from the preparation of the valuation report shall be borne entirely by the offeror.

The clause for protection against dispersion of shares in article 30 of the Bylaws referred to a provision that charged the offeror of the OPA referred to in this article with the costs of preparing the assessment of the Economic Value of the Company, which was expressly referred to in a provision excluded in the process to simplify and adapt the Bylaws in view of the current Novo Mercado Rules.

Thus, in order to preserve the original structure of this clause, this concept was reinserted in this provision.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

Article 31 – The Sale of Control of the Company, either through a single transaction or through successive transactions, shall be contracted under a suspensive or resolutive condition that the acquirer of the Power of Control undertakes to execute a OPA for the acquisition of shares issued by the Company that the other shareholders hold, observing the conditions and terms established in the current legislation and in the Novo Mercado Listing Rules, in order to assure them equal treatment to that given to the Selling Controlling Shareholder.	Article 31 – The direct or indirect ~~S~~sale of ~~C~~control of the Company, either through a single transaction or through successive transactions, shall be contracted under ~~a suspensive or resolutive~~ the condition that the acquirer of the ~~Power of C~~control undertakes to execute ~~a OPA for the acquisition~~ the tender offer of shares, which shall contemplate shares issued by the Company owned by ~~that~~ the other shareholders ~~hold~~, observing the conditions and terms established in ~~the~~ current legislation, regulations and ~~in~~ the Novo Mercado ~~Listing~~ Rules, in order to assure them equal treatment to that given to the ~~S~~selling ~~S~~shareholder ~~Controlling Shareholder~~.

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ One – For purposes of these Bylaws, “Sale of the Company’s Control” means the transfer to third parties, for consideration, of the Controlling Shares.	(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

§ Two – For the purposes of these Bylaws, the “Controlling Shares” means the shares which assure, directly or indirectly, to their holder(s) the individual and/or shared right to exercise of the Power of Control of the Company, as defined in Paragraph Four of this Article 31.	(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

§ Three – For purposes of these Bylaws, “Controlling Shareholder” means the shareholder or the group of shareholders, as defined in the Novo Mercado Rules (“Group of Shareholders”), exercising the Power of Control (as defined in Paragraph Four below).	(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ Four – For the purposes of these Bylaws, the term “Power of Control” means the power effectively used to direct the corporate activities and orient the functioning of the Company’s organs, directly or indirectly, in fact or in law, regardless of the equity interest held. There is a relative presumption of ownership of the Power of Control in relation to the person or Group of Shareholders who holds shares that have assured him an absolute majority of the votes of the shareholders present at the last three Shareholders Meetings of the Company, even though he is not the owner of the shares which ensure an absolute majority of the voting capital.	(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

Article 32 – The tender offer referred to in the previous Article shall be:	(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

(a) when there is an onerous transfer of rights to subscribe for shares and other securities or rights related to securities convertible into shares, which may result in the Sale of the Company’s Control; or	(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(b) in the event of Sale of the Company's Control, in which case the Selling Controlling Shareholder will be obliged to declare to B3 the amount attributed to the Company in such sale and attach documentation which confirms such value.	(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

Article 33 – Any person who, through a private share purchase agreement entered into with the Controlling Shareholder of the Company, involving any number of shares, acquires the Power of Control of the Company, shall be obliged to:

(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

(a) execute the tender offer referred to in Article 31 of these Bylaws; and	(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(b) pay, in the terms indicated below, an amount equivalent to the difference between the price of the tender offer and the amount paid per share that may have been acquired on the stock exchange in the six (6) months prior to the date of acquisition of the Power of Control, duly updated until the date of the payment. The said amount shall be distributed among all persons who sold shares of the Company at the trading sessions in which the buyer made the acquisitions, proportionally to the daily net selling balance of each one, being B3 responsible for operating the distribution, pursuant to its regulations.	(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

Article 34 – The Company will not register any transfer of shares to the acquirer of the Power of Control, or to those who come to hold the Power of Control, as long as it does not subscribe to the Instrument of Consent of the Controlling Shareholders, as provided for in the Novo Mercado Listing Rules. The Company will also not register a shareholders agreement regarding the exercise of the Power of Control until its signatories do not sign the Instrument of Consent of the Controlling Shareholders.

(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Article 35 – The cancellation of the Company’s registry as a publicly-held company will be preceded by an OPA, to be effected by the Company itself or by the shareholders or Group of Shareholders that hold the Company's Power of Control, at least for its respective Economic Value, to be determined in a valuation report drafted pursuant to Paragraphs 1 to 3 of this Article (“Economic Value”), in compliance with the applicable legal and regulatory rules.

(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

§ One – The appraisal report referred to in the caput of this Article shall be prepared by a specialized institution or company, with proven experience and independent as to the decision-making power of the Company, its managers and Controlling Shareholder(s), and the valuation report shall also satisfy the requirements of paragraphs 1 and 6 of article 8 of the Corporations Law.

(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ Two – The choice of the institution or specialized company responsible for determining the Economic Value of the Company is of the exclusive competence of the Shareholders Meeting, as from the presentation by the Board of Directors of a triple list, and the respective resolution, not counting blank votes, be taken by a majority of the votes of the shareholders representing the Outstanding Shares present at that Meeting, which, if installed in the first call, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or that, if installed on second call, may count on the presence of any number of shareholders holding Outstanding Shares. For the purposes of these Bylaws, "Outstanding Shares" means all shares issued by the Company, except those (i) owned, directly or indirectly, by the Controlling Shareholder (as defined in Paragraph Three of Article 31) or persons related thereto; (ii) in the Company's treasury; (iii) held by a company controlled by the Company; and (iv) directly or indirectly held by the managers of the Company.	(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

§ Three – The costs incurred in the preparation of the valuation report shall be borne entirely by the offeror.	(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Article 36 – The Company may withdraw the Novo Mercado at any time, provided that the exit is (i) previously approved at a shareholders meeting, called pursuant to Article 7, Sole Paragraph of these Bylaws, and (ii) communicated to B3 in writing with at least thirty (30) days in advance. The exit of the Novo Mercado will not imply for the Company the loss of the status of publicly-held company registered in B3.	(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

Article 37 – In the event that the Company's withdraw from the Novo Mercado is resolved or if such withdraw is due to a corporate reorganization operation, in which the securities issued by the company resulting from such reorganization are not admitted to trading on the Novo Mercado within one hundred and twenty (120) days as from the date of the shareholders meeting that approved such transaction, the shareholder or Group of Shareholders that holds the Company’s Power of Control shall effect a tender offer for the acquisition of shares belonging to the other shareholders of the Company, whose minimum price to be offered shall correspond to the Economic Value determined in a valuation report prepared in accordance with the first to third paragraphs of Article 35 above, in compliance with applicable legal and regulatory standards.	(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Article 38 – In the event there is no Controlling Shareholder, in case the Company's withdraw from the Novo Mercado is deliberated so that the securities issued by it will be registered for trading outside the Novo Mercado, or by virtue of a corporate reorganization transaction, by which the company resulting from this transaction does not have its securities admitted to trading on the Novo Mercado within a period of one hundred and twenty (120) days as of the date of the shareholders meeting that approved said transaction, the withdraw will be conditioned to the execution of a tender offer for the acquisition of shares in same conditions set forth in the Article above.

(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

§ One – The referred shareholders meeting shall define the person(s) responsible for conducting the tender offer for the acquisition of shares, that, present at the shareholders meeting, shall expressly assume the obligation to perform the offer.

(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ Two – In the absence of a definition of those responsible for conducting the tender offer for the acquisition of shares, in the event of a corporate reorganization transaction, in which the Company resulting from such reorganization does not have its securities admitted to trading on the Novo Mercado, it will be up to the shareholders who voted in favor of the corporate reorganization to carry out the referred offer.

(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

Article 39 – The Company's withdraw from the Novo Mercado due to noncompliance with the obligations set forth in the Novo Mercado Listing Rules is conditioned to carrying out a tender offer for the acquisition of shares, at least, by the Economic Value of the shares, to be determined in the valuation report to which the first to third paragraphs of Article 35 above refer to, in compliance with applicable legal and regulatory rules.

(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

§ One – The Controlling Shareholder shall effect the tender offer for the acquisition of shares set forth in caput of this Article.	(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ Two – In the event that there is no Controlling Shareholder and the withdrawal from the Novo Mercado referred to in the caput results from a resolution of the shareholders meeting, the shareholders that voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer for the acquisition of shares provided for in the caput.

(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

§ Three – In the event that there is no Controlling Shareholder and the withdrawal from the Novo Mercado referred to in the caput occurs due to an act or fact of the management, the Company's Managers shall call a shareholders meeting whose agenda shall be the resolution on how to remedy the noncompliance with the obligations Novo Mercado Rules or, if applicable, resolve on the Company's withdrawal from the Novo Mercado.	(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

§ Four – In case the shareholders meeting referred to in Paragraph Three above decides that the Company should withdraw from Novo Mercado, such shareholders meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, shall expressly assume the obligation to conduct the tender offer.

(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Article 40 – It is possible to formulate a single OPA for more than one of the purposes set forth in Sections IX and X, the Novo Mercado Rules, the Corporations Law or the regulations issued by the CVM, provided that it is possible to reconcile all the proceedings of all the modalities of the tender offer, there is no loss to the recipients of the offer and the authorization of the CVM is obtained when required by the applicable laws.	(Excluded)

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

Article 43 – The Company, its shareholders, managers and members of the Audit Board undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), any and all disputes or controversies that may arise between them, relating to or arising from, in special, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the Corporations Law, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, in addition to those contained in the Novo Mercado Rules, the Novo Mercado Listing Agreement, the Market Arbitration Chamber Arbitration Regulation and of the Sanctions Regulation.

Article ~~43~~ 34 – The Company, its shareholders, managers and members of the Audit Board, sitting or substitute members, if any, undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), ~~any and all disputes~~ pursuant to its regulation or controversies that may arise between them, relating to or arising from their condition as an issuer, shareholder, administrator and/or member of the Audit Board, in special, ~~the application, validity, effectiveness, interpretation, violation and its effects,~~ of the provisions contained in ~~the~~ Law No. 6,385/76, the Corporations Law, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, in addition to those contained in the Novo Mercado Rules, the other regulations of B3 and the Novo Mercado Listing Agreement, ~~the Market Arbitration Chamber Arbitration Regulation and of the Sanctions Regulation~~.

Amendment made to adjust the wording of the Bylaws to the current Novo Mercado Regulation, in line with the recommendations for adaptation and simplification contained in Official Letter No. 86/2018-DRE, issued by B3.

The Company understands that there are no relevant economic and/or legal impacts arising from this amendment.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

V. Highlight of the amendments made to the Bylaws and Consolidated Bylaws (Article 11 - CVM Instruction 481/09)

SUZANO S.A.

Publicly Held Company of Authorized Capital

CNPJ/MF n° 16.404.287/0001-55

NIRE n° 29.300.016.331

BYLAWS

CHAPTER I

NAME, HEAD OFFICE, DURATION

AND PURPOSE

Article 1 – SUZANO S.A. (“Company”) is a Brazilian publicly held company with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.

Sole Paragraph – With the admission of the Company in ~~the special listing segment of~~ the Novo Mercado of B3 S.A. – Brasil Bolsa, Balcão (“B3”), the Company, its shareholders, including its controlling shareholders, managers and audit board members, when installed, are subject to the Novo Mercado ~~Listing~~ Regulations of the B3 (“Novo Mercado Rules”).

Article 2 – The Company has its head office in the city, municipality and district of Salvador, State of Bahia, which is its legal jurisdiction.

Article 3 – The Company shall have indeterminate duration.

Article 4 – The objects of the Company are:

(a)	manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, as well as wood and products related to the printing industry;

(b)	formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management;

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(c)	provision of services, and import, export and commercial operation of assets related to the Company’s purposes;

(d)	transportation, by itself or by third parties;

(e)	holding interest as a partner or shareholder in any other company or project;

(f)	operation of port terminals;

(g)	generation and sale of electricity;

(h)	rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities such as maritime operations and signaling;

(i)	rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area; and

(j)	operation of airports and landing fields.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 – The capital stock of the Company, fully subscribed and paid-in, is of nine billion, two hundred and sixty-nine million, two hundred and eighty one thousand, four hundred and twenty four reais and sixty three cents (R$9,269,281,424.63), divided into one billion, three hundred and sixty one million, two hundred and sixty-three thousand, five hundred and eighty-four (1,361,263,584) common shares, all nominative and book-entry type, with no par value.

§ One – The registered capital may be increased without any change in the Bylaws, by decision of the Board of Directors, up to the limit of seven hundred and eighty million, one hundred and nineteen, seven hundred and twelve (780,119,712) ordinary shares, all exclusively book-entry type.

~~§ Two – The Company may not issue preferred shares.~~

~~§ Three –~~

§ Two – In the event of an increase in capital, pursuant to the terms of the law, the shareholders shall have the preemptive right in subscription of the shares to be issued, in proportion to the number of shares that they hold.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ ~~Four~~ Three – The Board of Directors may exclude the right of first refusal for existing shareholders in any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation.

§ ~~Five~~Four – In the event of capital increase by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity of shares as those existing at the moment prior to the increase, and the rights attributed to the shares issued by the Company must be fully obeyed.

Article 6 – Any shareholder who for any reason does not within the specified period pay in any call for capital to subscribe shares of the Company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of twelve percent (12%) per year and a penalty payment of ten percent (10%) on the amount of the outstanding balance of the call.

CHAPTER III

THE SHAREHOLDERS MEETING

Article 7 – The Shareholders Meeting shall be convened, ordinarily, in one of the four (4) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Board of Directors, by a Vice-chairman of the Board of Directors, or in any of the cases provided for by law.

Sole Paragraph – The Shareholders Meeting which has as a matter of its agenda the resolution over (i) the cancellation of the company’s registry as a publicly held company, or (ii~~) the withdraw of the Company from the Novo Mercado, or (iii~~) the change or the exclusion of Article 30 below, shall be called, with at least, sixty (60) days in advance.

Article 8 – The Shareholders Meeting shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, by the Chief Executive Officer, or by the Investor Relations Officer and the shareholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The Shareholders Meeting may also be declared to be in session by an attorney-in-fact, appointed for that specific purpose by the Chairman of the Board of Directors or by the Chief Executive Officer.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

CHAPTER IV

THE MANAGEMENT

Article 9 – The following are the Company’s management bodies: (a) the Board of Directors: and (b) the Statutory Executive Board of Officers.

Article 10 – The Board of Directors is a committee decision body, and representation of the Company is a private right of the Statutory Chief Executive Officers and Statutory Executive Officers.

§ One – The term of office of the members of the Board of Directors is two (2) years, and that of the Statutory Executive Board of Officers is one (1) year, but both shall be extended until the new members appointed are sworn in. Board members will serve a unified term and re-election is allowed.

§ Two – The investiture of the managers and members of the Audit Board ~~of Directors~~, sitting and ~~of the Statutory Executive Board of Officers~~substitute members is conditional ~~on~~to the ~~prior~~ execution of the ~~Managers’ Term of Investiture in accordance with the Novo Mercado Rules, as well as their compliance with the applicable legal requirements~~instrument of investiture, which shall reflect its subjection to the commitment clause referred to in Article 34 of these Bylaws.

§ Three – The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person, except in the event of a vacancy, subject to the terms of the Novo Mercado Rules.

Article 11 – The Annual Shareholders Meeting shall, annually, determine the global compensation amount of the members of the Board of Directors and Statutory Executive Board of Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Statutory Executive Board of Officers.

SECTION I

THE BOARD OF DIRECTORS

Article 12 – The Board of Directors shall be made up of between five (5) and ten (10) members, resident in or outside Brazil, elected and dismissed by the Shareholders Meeting, who shall appoint a Chairman and up to two (2) Vice-Chairmen from among them.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ One – Out of the members of the Board of Directors, at least, two (2) or twenty percent (20%), whichever is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, ~~and expressly declared as such in the Shareholders Meeting which elects them, being also considered as independent the Directors elected upon the faculty set forth by paragraphs 4 and 5 of article 141 of Law No. 6,404/76 (“Corporations Law”)~~provided that the characterization of the individuals appointed to the Board of Directors as independent board members must be approved at the shareholders’ meeting which elects them.

§ Two – When, due to the ~~compliance~~calculation of the percentage ~~referred~~set forth in the paragraph above, ~~results in~~the result generates a fractional number ~~of directors, it~~, the Company shall ~~proceed with~~round to the ~~rounding in the terms of the Novo Mercado Rules~~nearest greater whole number.

Article 13 – The Board of Directors shall meet on being called by its Chairman, or any of its Vice-Chairmen or by the Chief Executive Officer, with a minimum of two (2) days’ notice and indication of the agenda. Convocation may be by electronic mail. The quorum for the Board to be in session at first (1st) call is at least two-thirds (2/3) of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present, and, on second (2nd) call, the majority of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present. The decisions of the Board of Directors shall be taken by a majority vote of members present at the meeting, provided that one is the Chairman or one of the Vice-Chairmen. In the event of a tied vote, the Chairman of the Board of Directors shall have a casting vote.

§ One – Members of the Board of Directors may take part in meetings by telephone, videoconference or other means of communication; and to ensure effective participation and authenticity of the vote, members should, within the three (3) days following meetings, deliver to the head office, or send by e-mail, documents signed by them confirming their participation and the content of their votes. This procedure may be dispensed with by the said member signing the corresponding minutes of the meeting of the Board of Directors, which must make reference to the medium by which the member stated his or her opinion.

§ Two – Any member of the Board of Directors shall have the right to be represented, through written document or through e-mail, by another member of the Board of Directors, whether for the formation of a quorum, or for voting, with the option to indicate, or not, his or her vote. This representation shall be extinguished simultaneously with the closing of the meeting of the Board of Directors.

§ Three – Similarly, votes shall be valid if made by letter, telegram or e-mail, when received by the Chairman of the Board of Directors or his substitute, up to the end of the meeting.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ Four – The Chairman of the Board of Directors may invite any of the members of the committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, any members of executive committees to the Board of Directors (statutory or not) or the Statutory Executive Board of Officers that not a member of the Board of Directors, and, also, any other executive of the Company, or the representative of the Company’s external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.

§ Five – The Board of Directors may also appoint an honorary member, a person of recognized professional competence with a history of dedication to the Company, who may be consulted on an information basis at the meetings of the Board of Directors, under rules and conditions to be set by the Board of Directors.

Article 14 – The following shall be the attributes of the Board of Directors:

(a)	to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;

(b)	if a Committee is created to evaluate the matter hereof, after listening such committee, to elect, evaluate or dismiss Statutory Executive Officers of the Company, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws, as well as orient the vote of the Company, its subsidiaries or controlled companies, in the election of the managers of the subsidiaries or controlled companies or other companies in which the Company, its subsidiaries or controlled companies hold any equity interest, whenever the Company’s, its subsidiaries or controlled companies investment to which the manager will be elected represents an amount equivalent to at least five percent (5%) of the Company’s net equity, as disclosed in the Company’s Financial Statements for the most recent year-end closing;

(c)	to inspect the management as effected by the Statutory Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or to be signed, and any other actions;

(d)	if a Committee is created to evaluate the matter hereof, after listening such committee, to state an opinion on the management report and accounts of the Statutory Executive Board of Officers;

(e)	if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint and dismiss the independent auditors, subject to the right of veto provided for by law;

(f)	if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the accounting criteria and practices;

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(g)	if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;

(h)	if a Committee is created to evaluate the matter hereof, after listening such committee, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets consolidated, which shall be prepared by the Statutory Executive Board of Officers;

(i)	to monitor and evaluate the economic and financial performance of the Company;

(j)	to state opinions on any proposals or recommendations made by the Statutory Executive Board of Officers to the General Shareholders Meeting;

(k)	to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in article 172 of ~~the~~ Law No. 6,404/76 (“Corporations Law”);

(l)	subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;

(m)	if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company (except for wholly owned subsidiaries) or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets;

(n)	to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;

(o)	if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint the Investor Relations Officer;

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(p)	if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize the Statutory Executive Board of Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade:

(p.1)      to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred in line “m” of this Article;

(p.2)      to give a real guarantee of any nature, or to give a chattel mortgage;

(p.3)      to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clients;

(p.4)      to sign any other contracts in accordance with defined limits of authority in relation to amounts;

(p.5)      to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws, provided that such acts are legally within its competence;

(p.6)      to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image;

(q)	to decide on the establishment of a consultative council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body;

(r)	to create other committees to advice the Board of Directors, whenever it deems this to be desirable, subject to the terms of Article 15 below;

(s)	if a Committee is created to evaluate the matter hereof, after listening such committee, to nominate people to drive sectors or areas of the Company, as nonstatutory Executive Officer, who shall report to an Statutory Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Statutory Executive Officers elected, neither attributing to them, therefore, the condition of member of any statutory organ; and

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

~~(t)~~	~~if a Committee is created to evaluate the matter hereof, after listening such committee, to recommend, in favor or against, any tender offer for the acquisition of shares which aim at acquiring the shares issued by the Company (“OPA”), by means of a prior justified opinion, disclosed in up to fifteen (15) days as from the publication of the OPA notice, which shall encompass, at least (i) the convenience and opportunity of the terns offer for the acquisition of shares in relation to the joint interest of the shareholders and in relation to the liquidity of the securities; (ii) the repercussions of the tender offer for the acquisition of shares on the Company's interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; and (iv) other items that the Board of Directors considers pertinent, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (“CVM”); and~~

(t)          ~~(u)~~ if a Committee is created to evaluate the matter hereof, after listening such committee, to define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company's shares, in cases of tender offer (“OPA”) for cancellation of registration as a publicly held company ~~or for the withdraw from the Novo Mercado~~.

Article 15 – The Board of Directors may establish other advisory committees, which function is to opine over the matter of their competence, in the terms of these Bylaws and the resolutions of the Board of Directors. The recommendations of the committees shall have an exclusive opinionative character, being that the members of the committees shall not have any deliberative power or responsibility for the resolutions.

§ One – The rules regarding composition, duties and competence of an eventual committee that comes to be created by the Board of Directors are to be defined in the specific act of creation of these committees and/or in the resolutions of the committees that follow their creation.

§ Two – The committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the committees and the expenses of the administrative support structure. When the committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.

Article 16 – The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines “b”, “c” and “d” below, at his exclusive option, of the respective Committees of the Board of Directors:

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(a)	to represent the Board of Directors in dealings with other parties;

(b)	to suggest to the Board of Directors the general orientation of the Company’s business to be transmitted to the Statutory Executive Board of Officers;

(c)	to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors; and

(d)	to accompany and give support to the activities of the Statutory Executive Board of Officers and/or of any of its members.

Article 17 – If the Chairman of the Board of Directors is temporarily absent, he shall be substituted by one of the Vice-Presidents of that body, and it shall be for the Chairman of the Board of Directors to indicate the substitute; and when this does not happen, it shall be for the Board of Directors to make such indication. The same criterion shall be adopted in the same cases for any other member, who shall be substituted by one of his peers.

§ One – If a vacancy occurs on the Board of Directors, the seat may remain vacant until the next Annual Shareholders Meeting, without prejudice of a nomination of a substitute, in order to complete the current mandate, by the remaining directors in a Board of Directors Meeting, in the form of article 150 of the Corporations Law, if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled.

§ Two – The substitutions provided for in this Article shall result in the exercise of the functions and of the right to vote in the meetings of the Board of Directors, but not in the remuneration and other advantages of the person substituted.

SECTION II

THE STATUTORY EXECUTIVE BOARD OF OFFICERS

Article 18 – The Statutory Executive Board of Officers shall be comprised of one (1) Chief Executive Officer and between four (4) and nine (9) Statutory Executive Officers, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be shareholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ One – The participation of Statutory Executive Officers in the meeting, by telephone, videoconference or other means of communication is allowed; and in order to ensure the effective participation and authenticity of their vote, the Statutory Executive Officers shall deliver, within three (3) days following the meetings, at the Company’s headquarters or send by e-mail, documents signed by them confirming their participation and the content of their votes, and such action shall be waived upon the signature of the corresponding minutes of the meeting of the Statutory Executive Board of Officers by said Statutory Executive Officer, which shall refer to the manner in which the Statutory Executive Officer has expressed himself.

§ Two – The area of specific activity and competence of each of the members of the Statutory Executive Board of Officers may be fixed by the Board of Directors, when not specified in these Bylaws.

§ Three – The managers are not permitted to give personal guarantees.

Article 19 – In the temporary absence:

(a)	of the Chief Executive Officer, his replacement shall be designated by the Chairman of the Board of Directors, from among the members of the Board of Directors or the Statutory Executive Board of Officers;

(b)	of any other Statutory Executive Officer, his replacement shall be designated by the Chief Executive Officer, from among the other members or from the direct subordinates of the Statutory Executive Officer who is absent or prevented, on his recommendation. In this latter case, the direct subordinate who is substituting the absent Statutory Executive Officer shall take part in all the routine activities and shall have all the duties of the said officer, including that of being present at meetings of the Statutory Executive Board of Officers to instruct on matters relating to the Statutory Executive Officer who is substituted, without, however, exercising the right to a vote of receiving the remuneration of the person substituted.

§ One – In the event of a seat on the Statutory Executive Board of Officers becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Statutory Executive Officer thus elected shall terminate simultaneously with that of his peers.

§ Two – Subject to the terms of line “b” of the head paragraph of this Article, substitutions made under this Article shall result in the substitute having the post of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Article 20 – The Statutory Executive Board of Officers shall meet on calling by the Chief Executive Officer, or by two (2) Statutory Executive Officers, with up to two (2) days’ prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One – The meetings of the Statutory Executive Board of Officers shall be valid when the majority of its members are present, including the Chief Executive Officer or his substitute.

§ Two – Decisions at all meetings of the Statutory Executive Board of Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Chief Executive Officer shall have the casting vote.

§ Three – The Statutory Executive Officers may meet independently of the formality of calling, when there is an urgent subject. For this meeting to be valid it is necessary that two-thirds (2/3) of the members of the Statutory Executive Board of Officers to be present or represented, and that the decision be taken unanimously

Article 21 – The following shall be attributions of the Statutory Executive Board of Officers:

to comply with the terms of these Bylaws, and the decisions of the General Meeting of Shareholders and of the Board of Directors, and cause them to be complied with;

to administer and manage the Company’s business in accordance with the orientation established by the Board of Directors;

to produce monthly interim financial statements and deliver them to the Board of Directors;

to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Board of Directors;

to propose to the Board of Directors the approval of the procedures referred to in Articles 27 and 28 of these Bylaws;

to prepare the annual and multi-year operations and capital expenditure budgets, including, among other matters, the forestry, industrial, commercial, financial and human resources plans, to be submitted by the Chief Executive Officer to the Board of Directors;

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

to decide on the transactions indicated in lines “p.1” to “p.4” and “p.6” of Article 14 of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors, as well as to resolve on investments on wholly owned subsidiaries in any amounts;

to open and/or close branch offices or warehouses throughout the whole of Brazil;

to inform the Board of Directors, in the person of its Chairman, in relation to any question of singular importance for the Company’s business; and

to seek continuous improvement in the organizational climate and results.

Article 22 – In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two (2) of its Statutory Executive Officers.

§ One – The Company may be represented by one (1) Statutory Executive Officer and one (1) person holding a power of attorney, by two (2) persons holding powers of attorney or even by one (1) person holding a power of attorney, provided that the power of attorney itself is given by two (2) Statutory Executive Officers, provided that the said power of attorney precisely and consistently specifies the powers that it gives and its period of validity.

§ Two – No powers may be subrogated under any power of attorney, except for the purposes of court proceedings and in-court representation.

§ Three – The Company may, subject to the terms of this Article, be represented by a single Statutory Executive Officer, or by an attorney-in-fact with specific powers to practice any of the following acts:

(a)	in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company’s account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux;

(b)	representation of the Company before any federal, state or municipal public office, or independent public authority, or public companies, public mixed-capital companies or foundations, solely for administrative purposes;

(c)	representation of the Company before the Labor Courts, the Public Attorneys’ Offices, or in dealings with labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation; and

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(d)	representation of the Company in relation to third parties, for the purposes of representation which does not involve any type of obligation on the Company.

§ Four – Except for purposes of the Courts, and of representation of the Company in administrative disputes and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to June 30 of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument.

Article 23 – The following are attributions of the Chief Executive Officer:

(a)	without prejudice to the terms of Article 22 above, to represent the Company actively or passively in the courts or outside the courts, especially to give personal testimony, and for this function he may designate a person to represent him, by special power of attorney;

(b)	to represent the Company in its public and private relationships at high level;

(c)	to oversee all the Company’s activities in conformity with the orientation established by the Board of Directors;

(d)	to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Statutory Executive Board of Officers and the Board of Directors;

(e)	to submit to examination by the Statutory Executive Board of Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;

(f)	to stimulate good relations between the Statutory Executive Board of Officers, eventual committees and the Board of Directors, based on the interests of the Company;

(g)	to keep the Board of Directors, in the person of its Chairman, constantly informed on all the facts and acts relating to the Company’s activities and investments, discussing all the material aspects with him;

(h)	to propose to the Board of Directors:

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(h.1)	setting of financial policy, at high level, to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

(h.2)	decision on the long-term global strategy to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

(h.3)	acquisition by the Company, or its subsidiaries, or affiliated companies, of an initial or subsequent interest, through shares, in any other company, and also the disposal of, or the placing of a charge on, any of these interests; and

(h.4)	formation of joint ventures or signing of partnerships of any type, or cancellation or renewals of such partnerships, by the Company or by its subsidiaries, or affiliated companies.

Sole Paragraph – Service of process on the Company shall be valid only when served on the Chief Executive Officer and one (1) other Statutory Executive Officer.

CHAPTER V

THE AUDIT BOARD

Article 24 – The Audit Board is a non-permanent body, and shall be duly installed upon request of the shareholders, in accordance with the applicable laws. One installed, the Audit Board shall be comprised by three (3) to five (5) sitting members and an equal number of substitute members, appointed by the Shareholders Meetings, and shall be govern by the applicable laws and rulings, by these Bylaws and by its Internal Rules.

~~§ One – The investiture of the members of the Audit Board shall be conditioned to the previous subscription of the Statement of Consent of the Members of the Audit Board in accordance with the provisions of the Novo Mercado Rules, as well as compliance with applicable legal requirements.~~

~~§ Two –~~

§ One – In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

§ ~~Three~~Two – The sitting members of the Audit Board shall be entitled to receive a fixed compensation determined by the Shareholders Meeting, respected the minimum legal limit, and shall not be entitled to receive any additional compensation of the Company, by any company controlled by it or colligated, except if this additional compensation arises from, or is related to, services rendered to the Company prior to its appointment, or may not compromise the exercise of the duties of audit board member.

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

CHAPTER VI

THE STATUTORY AUDIT COMMITTEE

Article 25 – The Company shall have a Statutory Audit Committee (“SAC”), a collegiate body of advice and instruction directly related to the Company’s Board of Directors, with the purpose of supervising the quality and integrity of financial reports, adherence to legal, statutory and regulatory laws, adequacy of processes related to risk management and activities of internal and independent auditors.

§ One – The SAC shall have its own Internal Rules, approved by the Board of Directors, which shall provide in detail its duties, as well as operational procedures, in compliance with the laws in force and the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the Company’s securities are listed.

§ Two – The SAC is a permanent body, and shall be comprised by, at least, three (3) and, at most, five (5) members, with a two (2) year term of office, appointed and removed by the Board of Directors, in accordance with the following criteria: (i) at least one of the members of the SAC shall ~~also~~ be ~~a~~an independent member of the ~~Board of Directors of the~~ Company, according to the definition of the Novo Mercado Rules; (ii) at least one of the members of the SAC shall not be a member of the Board of Directors of the Company; (iii) the members of the SAC shall not integrate the Statutory Executive Board of Officers of the Company; (iv) the majority of the members shall meet the ~~applicable~~ independence requirements indicated in CVM Instruction No. 308, of May 14, 1999, as amended; ~~and~~ (v) at least one (1) member shall have a recognized experience in matters of corporate accounting, as set forth in the Internal Rules of the SAC, in the applicable legislation and in the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the securities are listed of the Company; and (vi) the same member may accumulate the characteristics described in items “i” and “v” above. The SAC shall have a Coordinator, whose activities shall be defined in the Internal Rules of the SAC.

§ Three – It is prohibited the participation of the Company’s Statutory Executive Officers, its controlled, controlling, colligated or companies in common control, direct or indirectly, in the SAC.

§ Four – The SAC shall have the following duties:

(a)	~~review~~evaluate the quarterly financial information, interim financial statements and financial statements;

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(b)	supervise the financial area;

(c)	ensure that the Statutory Executive Board of Officers develops reliable internal controls;

(d)	ensure that the internal audit and the internal control areas perform its duties and that the ~~external~~independent auditors analyze, through its own review, the practices of the Statutory Executive Board of Officers and internal audit;

(e)	establish with the ~~external~~independent audit the work plan and the fee proposal;

(f)	~~recommend to the Board of Directors~~issue opinions on the hiring, compensation and replacement of the ~~external~~services of the independent audit;

(g)	interact with the ~~external~~independent audit on matters related to the audit procedure;

(h)	evaluate, monitor and recommend to management the correction or improvement of the Company’s internal policies, including the policy of related party transactions; and

(i)	evaluate and monitor the Company’s risk exposures.

§ Five – The Board of Directors shall determine the compensation of the SAC’s members, as well as the budget to cover the costs of its function.

§ Six – The SAC shall have the means necessary to receive and process complaints, including confidential, internal and external to the Company, regarding noncompliance with legal and regulatory provisions applicable to the Company, in addition to internal rules and codes, including specific procedures for the protection of the provider and the confidentiality of the complaint.

CHAPTER VII

FINANCIAL STATEMENTS AND ALLOCATION OF NET PROFIT

Article 26 – The business year shall coincide with the calendar year, thus terminating on December 31 of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the Annual Shareholders Meeting a proposal for allocation of the net profit for the fiscal year ending on December 31 of the previous year (“Fiscal Year”), subject to deductions, in the following order, in accordance with law:

SUZANO S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(a)	a minimum of five percent (5%) for the Legal Reserve, until it reaches twenty percent (20%) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed thirty percent (30%) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve;

(b)	the amounts allocated to Contingency Reserves, if constituted;

(c)	the amount necessary for the payment of the minimum mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between: (i) twentyfive percent (25%) of the annual net profit adjusted in accordance with article 202 of the Corporations Law; or (ii) ten percent (10%) of the consolidated Operational Cash Flow Generation in the respective Fiscal Year, calculated in accordance with Paragraph 3 of this Article; and

(d)	the balance, if any, shall be allocated in such a way as the Statutory Executive Board of Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of the Corporations Law, and up to ninety percent (90%) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed eighty percent (80%) of the registered capital. The remainder shall be allocated to the Special Reserve under these Bylaws for ensuring continuity of semi-annual distribution of dividends, until such reserve reaches twenty percent (20%) of the registered capital.

§ One – As provided for in article 197 of the Corporations Law and its subparagraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article 202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the Shareholders Meeting may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.

§ Two – Under article 199 of the Corporations Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the Shareholders Meeting shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.

§ Three – For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in line “c” of Article 26, consolidated “Operational Cash Generation” means the result of the following formula:

GCO = Adjusted EBITDA – Maintenance Capex

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Where:

“GCO” means the consolidated Generation of Operational Cash of the Fiscal Year, expressed in national currency.

“EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation, amortization and depletion.

“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets.

“Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year.

§ Four – Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in line “c” of this Article.

§ Five – The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Statutory Executive Board of Officers, in the circumstances and within the form and limits allowed by law.

Article 27 – On a proposal by the Statutory Executive Board of Officers, approved by the Board of Directors, the Company may pay a compensation to the shareholders, as interest on their equity, up to the limit established by article 9 of Law No. 9,249, December 26, 1995; and in accordance with sub-paragraph 7 of that article any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.

Article 28 – Interim financial statements shall be prepared on the last day of June of each year, and the Statutory Executive Board of Officers may:

(a)	declare a semi-annual dividend, on account of the annual dividend;

(b)	raise interim financial statements and declare dividends for shorter periods, on account of the annual dividend, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves;

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(c)	declare interim dividends on account of retained earnings or on account of profit reserves existing in the previous annual or half yearly financial statements, on account of the annual dividend.

Article 29 – The annual financial statements shall, obligatorily, be audited by external auditors registered with the CVM. Such auditors shall be chosen and/or dismissed by the Board of Directors, subject, as the case may be, to the terms of paragraph 2 of article 142 of the Corporations Law.

CHAPTER VIII

TENDER OFFER IN CASE OF ACQUISITION OF RELEVANT INTEREST

Article 30 – Any Person (as defined in paragraph one below) solely or jointly with another Bound Person(s), shareholder(s) or not of the Company, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to the merger of the Company and/or of its shares or the merger by the Company of other company or the shares thereof), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by the Company convertible into shares or which give the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or offshore, of Relevant Interest (as defined in paragraph one below) the Company shall, within the maximum term of thirty (30) days counting from the date of the event which results in the ownership of the Relevant Interest, launch or, in the case of a registered tender offer in the terms of CVM Rule 361/02, file a registry request before CVM of, an OPA for the acquisition of the totality of the shares issued by the Company, which shall be liquidated in the maximum term of (a) forty eight (48) days counting from the launch of the offer not subject to registration, and (b) one hundred and eighty (180) days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror.

§ One – For the purposes of these Bylaws:

(a)           "Outstanding Shares" means all shares issued by the Company, except those (i) owned, directly or indirectly, by the controlling shareholder or persons related thereto; (ii) in the Company's treasury; (iii) held by a company controlled by the Company; or (iv) directly or indirectly held by the managers of the Company;

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(b)           ~~(a)~~ “Derivatives” means any derivatives liquidated in shares issued by the Company and/or by means of payment in currency, traded on the stock exchange, organized or privately traded, that are referenced in shares or any other security issued by the Company;

(c)           ~~(b)~~ “Other Rights of Corporate Nature” means (i) usufruct or trust on shares issued by the Company, (ii) options to purchase, subscribe or exchange, for any purpose, that may result in the acquisition of shares issued by the Company; or (iii) any other right that permanently or temporarily secures political or shareholder rights over shares issued by the Company, including American Depositary Receipts (ADRs);

(d)           ~~(c)~~ “Relevant Interest” means the amount of shares issued by the Company (or its legal successors) in a percentage equal to or greater than twenty percent (20%) of the total shares issued by it;

(e)           ~~(d)~~ “Person” means any person including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad; and

(f)            ~~(e)~~ “Bound Person” means any Person or group of Persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests. Examples of group of persons acting jointly representing the same interests are those (i) that are directly or indirectly controlled or administered by a person belonging to the group of Persons, (ii) who controls or administers, under any form, a Person belonging to the group of Persons, (iii) that is directly or indirectly controlled or administered by any Person who directly or indirectly controls or manages a person who is a member of the Group of Persons, (iv) in which the ~~Controlling Shareholder~~controlling shareholder of such person belonging to the Group of Persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, (v) in which such Person belonging to the group of persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, or (vi) holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital of the person belonging to the group of Persons.

§ Two – The OPA shall be (i) addressed to all shareholders of the Company, (ii) executed in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of Paragraph Three below, and (iv) paid at sight, in national currency, against the acquisition in the OPA of shares issued by the Company.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ Three – The acquisition price of each share issued by the Company in the OPA will be the highest of the following values:

(a)           Economic Value ~~(as defined in the caput of Article 35 below) defined~~to be determined in a valuation report drafted ~~in accordance with the provisions and following the procedures set forth in Article 35 of these Bylaws~~pursuant to § Thirteen and § Fifteen of this article, in compliance with applicable legal and regulatory rules (“Economic Value”); and

(b)           one hundred and forty-five percent (145%) of the highest unit quotation of shares issued by the Company on any stock exchange in which the Company’s shares are traded, during the period of twenty-four (24) months prior to the OPA, duly updated by the reference rate of monetary adjustment of the Special Settlement and Custody System – SELIC (or the index that replaces it) up to the time of payment.

§ Four – The execution of the OPA mentioned in the caput of this Article shall not exclude the possibility of a third party submitting a competing OPA, in accordance with the applicable regulations.

§ Five – The Person shall be obliged to comply with any requests or requirements of the CVM regarding the OPA, within the maximum periods prescribed in the applicable regulations.

§ Six – In the event that a Person does not comply with the obligations imposed by this Article, including with respect to meeting the maximum terms (i) for the execution of the OPA, or (ii) to attend to any requests or requirements of the CVM, the Company's Board of Directors shall call an Extraordinary General Meeting, in which such Person may not vote, to resolve the suspension of the exercise of the rights of the Person who has not complied with any obligation imposed by this Article, as provided in article 120 of the Corporations Law.

§ Seven – Any person who acquires or becomes holder, in Brazil or abroad, of other rights, including (i) Other Rights of Corporate Nature of shares issued by the Company, or that may result in the acquisition of shares issued by the Company, or (ii) Derivatives (a) that give rise to the Company's shares or (b) which give the right to receive the corresponding amount of the Company's shares, which results in such Person becoming a holder of a Relevant Interest, shall be equally obliged to, in the maximum term of 30 (thirty) days as from the date of the event that resulted in the ownership of the Relevant Interest, launch or, in the case of an offer to be registered pursuant to CVM Rule 361/02, file a request for registration with the CVM of an OPA for the acquisition of the totality of the shares issued by the Company, observing the provisions of this Article 30.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ Eight – The obligations contained in article 254-A of the Corporations Law and ~~Articles~~Article 31~~, 32 and 33~~ of these Bylaws exclude the fulfillment by the Person holding a Relevant Interest of the obligations contained in this Article.

§ Nine – For the purposes of calculating the percentage of twenty percent (20%) of the total of the shares issued by the Company to calculate the Relevant Interest, as described in line ”~~c~~d” of Paragraph One of this Article, will not be computed the involuntary increases of equity interest resulting from cancellation of shares in treasury or redemption of shares.

§ Ten – If CVM regulations applicable to the OPA determines the adoption of a calculation criterion for the determination of the acquisition price in the OPA of each share issued by the Company that results in a purchase price higher than that determined in the terms of Paragraph Three above, the acquisition price calculated in accordance with CVM regulations shall prevail at the time of the OPA.

§ Eleven – The provisions of this Article 30 do not apply to the direct and indirect controlling shareholders of the Company on September 29, 2017, and to its Successors (defined below).

§ Twelve – For the purposes of paragraph eleven of Article 30 above, “Successors” of the direct and indirect controlling shareholders of the Company, their respective spouses, companions, heirs, legatees, assigns and successors who, for any reason, including corporate reorganizations, become holders of the shares (and/or of the voting rights inherent to them) and/or Other Rights of Corporate Nature related to the shares held or which will be held by the direct and indirect controlling shareholders of the Company on September 29, 2017.

§ Thirteen -The appraisal report referred to in Paragraph Three of this Article shall be prepared by a specialized institution or company, with proven experience and independent as to the decision-making power of the Company, its managers and controlling shareholder(s). Further, the valuation report shall also satisfy the requirements of paragraphs 1 and 6 of article 8 of the Corporations Law.

§ Fourteen - The selection of the institution or specialized company responsible for determining the Economic Value of the Company is an exclusive competence of the Shareholders’ Meeting, based on the presentation, by the Board of Directors, of a triple list, provided that the respective resolution, not counting blank votes, shall be approved by a majority of votes of shareholders representing the Outstanding Shares attending such Shareholders’ Meeting, which, if installed by the first call notice, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or, if installed by the second call notice, may count on the presence of any number of shareholders holding Outstanding Shares.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ Fifteen - The costs arising from the preparation of the valuation report shall be borne entirely by the offeror.

CHAPTER IX

SALE OF CONTROL

Article 31 – The ~~Sale~~direct or indirect sale of ~~Control~~control of the Company, either through a single transaction or through successive transactions, shall be contracted under ~~a suspensive or resolutive~~the condition that the acquirer of the ~~Power of Control~~control undertakes to execute ~~a OPA for~~ the ~~acquisition~~tender offer of shares, which shall contemplate shares issued by the Company ~~that~~owned by the other shareholders ~~hold~~, observing the conditions and terms established in the current legislation, regulations and ~~in~~ the Novo Mercado ~~Listing~~ Rules, in order to assure them equal treatment to that given to the ~~Selling Controlling Shareholder.~~

~~§ One – For purposes of these Bylaws, “Sale of the Company’s Control” means the transfer to third parties, for consideration, of the Controlling Shares.~~

~~§ Two – For the purposes of these Bylaws, the “Controlling Shares” means the shares which assure, directly or indirectly, to their holder(s) the individual and/or shared right to exercise of the Power of Control of the Company, as defined in Paragraph Four of this Article 31.~~

~~§ Three – For purposes of these Bylaws, “Controlling Shareholder” means the shareholder or the group of shareholders, as defined in the Novo Mercado Rules (“Group of Shareholders”), exercising the Power of Control (as defined in Paragraph Four below).~~

~~§ Four – For the purposes of these Bylaws, the term “Power of Control” means the power effectively used to direct the corporate activities and orient the functioning of the Company’s organs, directly or indirectly, in fact or in law, regardless of the equity interest held. There is a relative presumption of ownership of the Power of Control in relation to the person or Group of Shareholders who holds shares that have assured him an absolute majority of the votes of the shareholders present at the last three Shareholders Meetings of the Company, even though he is not the owner of the shares which ensure an absolute majority of the voting capital.~~

~~Article 32 – The tender offer referred to in the previous Article shall be:~~

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

~~(a)~~	~~when there is an onerous transfer of rights to subscribe for shares and other securities or rights related to securities convertible into shares, which may result in the Sale of the Company’s Control; or~~

~~(b)~~	~~in the event of Sale of the Company's Control, in which case the Selling Controlling Shareholder will be obliged to declare to B3 the amount attributed to the Company in such sale and attach documentation which confirms such value.~~

~~Article 33 – Any person who, through a private share purchase agreement entered into with the Controlling Shareholder of the Company, involving any number of shares, acquires the Power of Control of the Company, shall be obliged to:~~

~~(a)~~	~~execute the tender offer referred to in Article 31 of these Bylaws; and~~

~~(b)~~	~~pay, in the terms indicated below, an amount equivalent to the difference between the price of the tender offer and the amount paid per share that may have been acquired on the stock exchange in the six (6) months prior to the date of acquisition of the Power of Control, duly updated until the date of the payment. The said amount shall be distributed among all persons who sold shares of the Company at the trading sessions in which the buyer made the acquisitions, proportionally to the daily net selling balance of each one, being B3 responsible for operating the distribution, pursuant to its regulations~~selling shareholder.

~~Article 34 – The Company will not register any transfer of shares to the acquirer of the Power of Control, or to those who come to hold the Power of Control, as long as it does not subscribe to the Instrument of Consent of the Controlling Shareholders, as provided for in the Novo Mercado Listing Rules. The Company will also not register a shareholders agreement regarding the exercise of the Power of Control until its signatories do not sign the Instrument of Consent of the Controlling Shareholders.~~

CHAPTER X

~~CANCELLATION OF THE REGISTRY AS A PUBLICLY-HELD COMPANY~~

PROCEDURES FOR NEW ACQUISITIONS

Article ~~35 – The cancellation of the Company’s registry as a publicly-held company will be preceded by an OPA, to be effected by the Company itself or by the shareholders or Group of Shareholders that hold the Company's Power of Control, at least for its respective Economic Value, to be determined in a valuation report drafted pursuant to Paragraphs 1 to 3 of this Article (“Economic Value”), in compliance with the applicable legal and regulatory rules.~~

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

~~§ One – The appraisal report referred to in the caput of this Article shall be prepared by a specialized institution or company, with proven experience and independent as to the decision-making power of the Company, its managers and Controlling Shareholder(s), and the valuation report shall also satisfy the requirements of paragraphs 1 and 6 of article 8 of the Corporations Law.~~

~~§ Two – The choice of the institution or specialized company responsible for determining the Economic Value of the Company is of the exclusive competence of the Shareholders Meeting, as from the presentation by the Board of Directors of a triple list, and the respective resolution, not counting blank votes, be taken by a majority of the votes of the shareholders representing the Outstanding Shares present at that Meeting, which, if installed in the first call, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or that, if installed on second call, may count on the presence of any number of shareholders holding Outstanding Shares. For the purposes of these Bylaws, "Outstanding Shares" means all shares issued by the Company, except those (i) owned, directly or indirectly, by the Controlling Shareholder (as defined in Paragraph Three of Article 31) or persons related thereto; (ii) in the Company's treasury; (iii) held by a company controlled by the Company; and (iv) directly or indirectly held by the managers of the Company.~~

~~§ Three – The costs incurred in the preparation of the valuation report shall be borne entirely by the offeror.~~

~~CHAPTER XI~~

~~WITHDRAW FROM NOVO MERCADO~~

~~Article 36 – The Company may withdraw the Novo Mercado at any time, provided that the exit is (i) previously approved at a shareholders meeting, called pursuant to Article 7, Sole Paragraph of these Bylaws, and (ii) communicated to B3 in writing with at least thirty (30) days in advance. The exit of the Novo Mercado will not imply for the Company the loss of the status of publicly-held company registered in B3.~~

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

~~Article 37 – In the event that the Company's withdraw from the Novo Mercado is resolved or if such withdraw is due to a corporate reorganization operation, in which the securities issued by the company resulting from such reorganization are not admitted to trading on the Novo Mercado within one hundred and twenty (120) days as from the date of the shareholders meeting that approved such transaction, the shareholder or Group of Shareholders that holds the Company’s Power of Control shall effect a tender offer for the acquisition of shares belonging to the other shareholders of the Company, whose minimum price to be offered shall correspond to the Economic Value determined in a valuation report prepared in accordance with the first to third paragraphs of Article 35 above, in compliance with applicable legal and regulatory standards.~~

~~Article 38 – In the event there is no Controlling Shareholder, in case the Company's withdraw from the Novo Mercado is deliberated so that the securities issued by it will be registered for trading outside the Novo Mercado, or by virtue of a corporate reorganization transaction, by which the company resulting from this transaction does not have its securities admitted to trading on the Novo Mercado within a period of one hundred and twenty (120) days as of the date of the shareholders meeting that approved said transaction, the withdraw will be conditioned to the execution of a tender offer for the acquisition of shares in same conditions set forth in the Article above.~~

~~§ One – The referred shareholders meeting shall define the person(s) responsible for conducting the tender offer for the acquisition of shares, that, present at the shareholders meeting, shall expressly assume the obligation to perform the offer.~~

~~§ Two – In the absence of a definition of those responsible for conducting the tender offer for the acquisition of shares, in the event of a corporate reorganization transaction, in which the Company resulting from such reorganization does not have its securities admitted to trading on the Novo Mercado, it will be up to the shareholders who voted in favor of the corporate reorganization to carry out the referred offer.~~

~~Article 39 – The Company's withdraw from the Novo Mercado due to noncompliance with the obligations set forth in the Novo Mercado Listing Rules is conditioned to carrying out a tender offer for the acquisition of shares, at least, by the Economic Value of the shares, to be determined in the valuation report to which the first to third paragraphs of Article 35 above refer to, in compliance with applicable legal and regulatory rules.~~

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

~~§ One – The Controlling Shareholder shall effect the tender offer for the acquisition of shares set forth in caput of this Article.~~

~~§ Two – In the event that there is no Controlling Shareholder and the withdrawal from the Novo Mercado referred to in the caput results from a resolution of the shareholders meeting, the shareholders that voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer for the acquisition of shares provided for in the caput.~~

~~§ Three – In the event that there is no Controlling Shareholder and the withdrawal from the Novo Mercado referred to in the caput occurs due to an act or fact of the management, the Company's Managers shall call a shareholders meeting whose agenda shall be the resolution on how to remedy the noncompliance with the obligations Novo Mercado Rules or, if applicable, resolve on the Company's withdrawal from the Novo Mercado.~~

~~§ Four – In case the shareholders meeting referred to in Paragraph Three above decides that the Company should withdraw from Novo Mercado, such shareholders meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, shall expressly assume the obligation to conduct the tender offer.~~

~~Article 40 – It is possible to formulate a single OPA for more than one of the purposes set forth in Sections IX and X, the Novo Mercado Rules, the Corporations Law or the regulations issued by the CVM, provided that it is possible to reconcile all the proceedings of all the modalities of the tender offer, there is no loss to the recipients of the offer and the authorization of the CVM is obtained when required by the applicable laws.~~

~~Article 41~~32 – Any Person who holds Outstanding Shares of the Company, in an amount greater than five percent (5%) of the total shares issued by the Company and that wishes to carry out a new acquisition of shares issued by the Company (“New Acquisition”), shall be obliged, prior to each New Acquisition, to communicate in writing to the Company's Investor Relations Officer, at least three (3) business days prior to the date of the New Acquisition: (i) the number of Outstanding Shares that it intends to acquire; (ii) the intention to acquire; (iii) if it has an interest to appoint a member to the Board of Directors or to the Company’s Audit Board; (iv) the source of the resources that will be used for such acquisition; and (v) the strategic plans related to its investment in the Company.

§ One – In addition, the Person characterized in the caput of this Article will be obliged to make each New Acquisition in B3, being prohibited to carry out private or over-~~thecounter~~the counter market trades.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ Two – The Investor Relations Officer is authorized, on his own initiative or in response to a request made by the regulatory bodies, to request that the Company's shareholders or Group of Shareholders report their direct and/or indirect shareholding composition, as well as the composition of the Its direct and/or indirect control block and, if applicable, the corporate and corporate group, in fact or in law, of which they form part.

§ Three – In the event that the Person does not comply with the obligations imposed by this Article, the provisions of Article 30, Seventh Paragraph, above.

CHAPTER ~~XII~~XI

LIQUIDATION

Article ~~42~~33 – The Company shall enter into liquidation in the circumstances provided for by law, and the Shareholders Meeting shall determine the manner of liquidation and appoint the liquidator who shall function during the period of liquidation.

CHAPTER ~~XIII~~XII

ARBITRATION PROCEEDING

Article ~~43~~34 – The Company, its shareholders, managers and members of the Audit Board, sitting or substitute members, if any, undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), ~~any and all disputes~~pursuant to its regulation or controversies that may arise between them, relating to or arising from their condition as an issuer, shareholder, administrator and/or member of the Audit Board, in special, ~~the application, validity, effectiveness, interpretation, violation and its effects,~~ of the provisions contained in Law No. 6,385/76, the Corporations Law, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, in addition to those contained in the Novo Mercado Rules, the other regulations of B3 and the Novo Mercado Listing Agreement~~, the Market Arbitration Chamber Arbitration Regulation and of the Sanctions Regulation~~.

****

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

SUZANO S.A.

Publicly Held Company of Authorized Capital

CNPJ/MF n° 16.404.287/0001-55

NIRE n° 29.300.016.331

BYLAWS

CHAPTER I

NAME, HEAD OFFICE, DURATION

AND PURPOSE

Article 1 – SUZANO S.A. (“Company”) is a Brazilian publicly held company with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.

Sole Paragraph – With the admission of the Company in the Novo Mercado of B3 S.A. – Brasil Bolsa, Balcão (“B3”), the Company, its shareholders, including its controlling shareholders, managers and audit board members, when installed, are subject to the Novo Mercado Regulations of the B3 (“Novo Mercado Rules”).

Article 2 – The Company has its head office in the city, municipality and district of Salvador, State of Bahia, which is its legal jurisdiction.

Article 3 – The Company shall have indeterminate duration.

Article 4 – The objects of the Company are:

(a)	manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, as well as wood and products related to the printing industry;

(b)	formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management;

(c)	provision of services, and import, export and commercial operation of assets related to the Company’s purposes;

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(d)	transportation, by itself or by third parties;

(e)	holding interest as a partner or shareholder in any other company or project;

(f)	operation of port terminals;

(g)	generation and sale of electricity;

(h)	rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities such as maritime operations and signaling;

(i)	rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area; and

(j)	operation of airports and landing fields.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 – The capital stock of the Company, fully subscribed and paid-in, is of nine billion, two hundred and sixty-nine million, two hundred and eighty one thousand, four hundred and twenty four reais and sixty three cents (R$9,269,281,424.63), divided into one billion, three hundred and sixty one million, two hundred and sixty-three thousand, five hundred and eighty-four (1,361,263,584) common shares, all nominative and book-entry type, with no par value.

§ One – The registered capital may be increased without any change in the Bylaws, by decision of the Board of Directors, up to the limit of seven hundred and eighty million, one hundred and nineteen, seven hundred and twelve (780,119,712) ordinary shares, all exclusively book-entry type.

§ Two – In the event of an increase in capital, pursuant to the terms of the law, the shareholders shall have the preemptive right in subscription of the shares to be issued, in proportion to the number of shares that they hold.

§ Three – The Board of Directors may exclude the right of first refusal for existing shareholders in any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ Four – In the event of capital increase by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity of shares as those existing at the moment prior to the increase, and the rights attributed to the shares issued by the Company must be fully obeyed.

Article 6 – Any shareholder who for any reason does not within the specified period pay in any call for capital to subscribe shares of the Company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of twelve percent (12%) per year and a penalty payment of ten percent (10%) on the amount of the outstanding balance of the call.

CHAPTER III

THE SHAREHOLDERS MEETING

Article 7 – The Shareholders Meeting shall be convened, ordinarily, in one of the four (4) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Board of Directors, by a Vice-chairman of the Board of Directors, or in any of the cases provided for by law.

Sole Paragraph – The Shareholders Meeting which has as a matter of its agenda the resolution over (i) the cancellation of the company’s registry as a publicly held company, or (ii) the change or the exclusion of Article 30 below, shall be called, with at least, sixty (60) days in advance.

Article 8 – The Shareholders Meeting shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, by the Chief Executive Officer, or by the Investor Relations Officer and the shareholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The Shareholders Meeting may also be declared to be in session by an attorney-in-fact, appointed for that specific purpose by the Chairman of the Board of Directors or by the Chief Executive Officer.

CHAPTER IV

THE MANAGEMENT

Article 9 – The following are the Company’s management bodies: (a) the Board of Directors: and (b) the Statutory Executive Board of Officers.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Article 10 – The Board of Directors is a committee decision body, and representation of the Company is a private right of the Statutory Chief Executive Officers and Statutory Executive Officers.

§ One – The term of office of the members of the Board of Directors is two (2) years, and that of the Statutory Executive Board of Officers is one (1) year, but both shall be extended until the new members appointed are sworn in. Board members will serve a unified term and re-election is allowed.

§ Two – The investiture of the managers and members of the Audit Board , sitting and substitute members is conditional to the execution of the instrument of investiture, which shall reflect its subjection to the commitment clause referred to in Article 34 of these Bylaws.

§ Three – The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person, except in the event of a vacancy, subject to the terms of the Novo Mercado Rules.

Article 11 – The Annual Shareholders Meeting shall, annually, determine the global compensation amount of the members of the Board of Directors and Statutory Executive Board of Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Statutory Executive Board of Officers.

SECTION I

THE BOARD OF DIRECTORS

Article 12 – The Board of Directors shall be made up of between five (5) and ten (10) members, resident in or outside Brazil, elected and dismissed by the Shareholders Meeting, who shall appoint a Chairman and up to two (2) Vice-Chairmen from among them.

§ One – Out of the members of the Board of Directors, at least, two (2) or twenty percent (20%), whichever is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, provided that the characterization of the individuals appointed to the Board of Directors as independent board members must be approved at the shareholders’ meeting which elects them.

§ Two – When, due to the calculation of the percentage set forth in the paragraph above, the result generates a fractional number, the Company shall round to the nearest greater whole number.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Article 13 – The Board of Directors shall meet on being called by its Chairman, or any of its Vice-Chairmen or by the Chief Executive Officer, with a minimum of two (2) days’ notice and indication of the agenda. Convocation may be by electronic mail. The quorum for the Board to be in session at first (1st) call is at least two-thirds (2/3) of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present, and, on second (2nd) call, the majority of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present. The decisions of the Board of Directors shall be taken by a majority vote of members present at the meeting, provided that one is the Chairman or one of the Vice-Chairmen. In the event of a tied vote, the Chairman of the Board of Directors shall have a casting vote.

§ One – Members of the Board of Directors may take part in meetings by telephone, videoconference or other means of communication; and to ensure effective participation and authenticity of the vote, members should, within the three (3) days following meetings, deliver to the head office, or send by e-mail, documents signed by them confirming their participation and the content of their votes. This procedure may be dispensed with by the said member signing the corresponding minutes of the meeting of the Board of Directors, which must make reference to the medium by which the member stated his or her opinion.

§ Two – Any member of the Board of Directors shall have the right to be represented, through written document or through e-mail, by another member of the Board of Directors, whether for the formation of a quorum, or for voting, with the option to indicate, or not, his or her vote. This representation shall be extinguished simultaneously with the closing of the meeting of the Board of Directors.

§ Three – Similarly, votes shall be valid if made by letter, telegram or e-mail, when received by the Chairman of the Board of Directors or his substitute, up to the end of the meeting.

§ Four – The Chairman of the Board of Directors may invite any of the members of the committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, any members of executive committees to the Board of Directors (statutory or not) or the Statutory Executive Board of Officers that not a member of the Board of Directors, and, also, any other executive of the Company, or the representative of the Company’s external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.

§ Five – The Board of Directors may also appoint an honorary member, a person of recognized professional competence with a history of dedication to the Company, who may be consulted on an information basis at the meetings of the Board of Directors, under rules and conditions to be set by the Board of Directors.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

Article 14 – The following shall be the attributes of the Board of Directors:

(a)	to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;

(b)	if a Committee is created to evaluate the matter hereof, after listening such committee, to elect, evaluate or dismiss Statutory Executive Officers of the Company, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws, as well as orient the vote of the Company, its subsidiaries or controlled companies, in the election of the managers of the subsidiaries or controlled companies or other companies in which the Company, its subsidiaries or controlled companies hold any equity interest, whenever the Company’s, its subsidiaries or controlled companies investment to which the manager will be elected represents an amount equivalent to at least five percent (5%) of the Company’s net equity, as disclosed in the Company’s Financial Statements for the most recent year-end closing;

(c)	to inspect the management as effected by the Statutory Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or to be signed, and any other actions;

(d)	if a Committee is created to evaluate the matter hereof, after listening such committee, to state an opinion on the management report and accounts of the Statutory Executive Board of Officers;

(e)	if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint and dismiss the independent auditors, subject to the right of veto provided for by law;

(f)	if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the accounting criteria and practices;

(g)	if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;

(h)	if a Committee is created to evaluate the matter hereof, after listening such committee, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets consolidated, which shall be prepared by the Statutory Executive Board of Officers;

(i)	to monitor and evaluate the economic and financial performance of the Company;

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(j)	to state opinions on any proposals or recommendations made by the Statutory Executive Board of Officers to the General Shareholders Meeting;

(k)	to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in article 172 of Law No. 6,404/76 (“Corporations Law”);

(l)	subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;

(m)	if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company (except for wholly owned subsidiaries) or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets;

(n)	to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;

(o)	if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint the Investor Relations Officer;

(p)	if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize the Statutory Executive Board of Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade:

(p.1)            to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred in line “m” of this Article;

(p.2)            to give a real guarantee of any nature, or to give a chattel mortgage;

(p.3)            to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clients;

(p.4)            to sign any other contracts in accordance with defined limits of authority in relation to amounts;

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(p.5)            to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws, provided that such acts are legally within its competence;

(p.6)            to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image;

(q)	to decide on the establishment of a consultative council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body;

(r)	to create other committees to advice the Board of Directors, whenever it deems this to be desirable, subject to the terms of Article 15 below;

(s)	if a Committee is created to evaluate the matter hereof, after listening such committee, to nominate people to drive sectors or areas of the Company, as nonstatutory Executive Officer, who shall report to an Statutory Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Statutory Executive Officers elected, neither attributing to them, therefore, the condition of member of any statutory organ; and

(t)	if a Committee is created to evaluate the matter hereof, after listening such committee, to define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company's shares, in cases of tender offer (“OPA”) for cancellation of registration as a publicly held company.

Article 15 – The Board of Directors may establish other advisory committees, which function is to opine over the matter of their competence, in the terms of these Bylaws and the resolutions of the Board of Directors. The recommendations of the committees shall have an exclusive opinionative character, being that the members of the committees shall not have any deliberative power or responsibility for the resolutions.

§ One – The rules regarding composition, duties and competence of an eventual committee that comes to be created by the Board of Directors are to be defined in the specific act of creation of these committees and/or in the resolutions of the committees that follow their creation.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ Two – The committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the committees and the expenses of the administrative support structure. When the committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.

Article 16 – The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines “b”, “c” and “d” below, at his exclusive option, of the respective Committees of the Board of Directors:

(a)	to represent the Board of Directors in dealings with other parties;

(b)	to suggest to the Board of Directors the general orientation of the Company’s business to be transmitted to the Statutory Executive Board of Officers;

(c)	to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors; and

(d)	to accompany and give support to the activities of the Statutory Executive Board of Officers and/or of any of its members.

Article 17 – If the Chairman of the Board of Directors is temporarily absent, he shall be substituted by one of the Vice-Presidents of that body, and it shall be for the Chairman of the Board of Directors to indicate the substitute; and when this does not happen, it shall be for the Board of Directors to make such indication. The same criterion shall be adopted in the same cases for any other member, who shall be substituted by one of his peers.

§ One – If a vacancy occurs on the Board of Directors, the seat may remain vacant until the next Annual Shareholders Meeting, without prejudice of a nomination of a substitute, in order to complete the current mandate, by the remaining directors in a Board of Directors Meeting, in the form of article 150 of the Corporations Law, if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled.

§ Two – The substitutions provided for in this Article shall result in the exercise of the functions and of the right to vote in the meetings of the Board of Directors, but not in the remuneration and other advantages of the person substituted.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

SECTION II

THE STATUTORY EXECUTIVE BOARD OF OFFICERS

Article 18 – The Statutory Executive Board of Officers shall be comprised of one (1) Chief Executive Officer and between four (4) and nine (9) Statutory Executive Officers, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be shareholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected.

§ One – The participation of Statutory Executive Officers in the meeting, by telephone, videoconference or other means of communication is allowed; and in order to ensure the effective participation and authenticity of their vote, the Statutory Executive Officers shall deliver, within three (3) days following the meetings, at the Company’s headquarters or send by e-mail, documents signed by them confirming their participation and the content of their votes, and such action shall be waived upon the signature of the corresponding minutes of the meeting of the Statutory Executive Board of Officers by said Statutory Executive Officer, which shall refer to the manner in which the Statutory Executive Officer has expressed himself.

§ Two – The area of specific activity and competence of each of the members of the Statutory Executive Board of Officers may be fixed by the Board of Directors, when not specified in these Bylaws.

§ Three – The managers are not permitted to give personal guarantees.

Article 19 – In the temporary absence:

(a)	of the Chief Executive Officer, his replacement shall be designated by the Chairman of the Board of Directors, from among the members of the Board of Directors or the Statutory Executive Board of Officers;

(b)	of any other Statutory Executive Officer, his replacement shall be designated by the Chief Executive Officer, from among the other members or from the direct subordinates of the Statutory Executive Officer who is absent or prevented, on his recommendation. In this latter case, the direct subordinate who is substituting the absent Statutory Executive Officer shall take part in all the routine activities and shall have all the duties of the said officer, including that of being present at meetings of the Statutory Executive Board of Officers to instruct on matters relating to the Statutory Executive Officer who is substituted, without, however, exercising the right to a vote of receiving the remuneration of the person substituted.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ One – In the event of a seat on the Statutory Executive Board of Officers becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Statutory Executive Officer thus elected shall terminate simultaneously with that of his peers.

§ Two – Subject to the terms of line “b” of the head paragraph of this Article, substitutions made under this Article shall result in the substitute having the post of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted.

Article 20 – The Statutory Executive Board of Officers shall meet on calling by the Chief Executive Officer, or by two (2) Statutory Executive Officers, with up to two (2) days’ prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One – The meetings of the Statutory Executive Board of Officers shall be valid when the majority of its members are present, including the Chief Executive Officer or his substitute.

§ Two – Decisions at all meetings of the Statutory Executive Board of Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Chief Executive Officer shall have the casting vote.

§ Three – The Statutory Executive Officers may meet independently of the formality of calling, when there is an urgent subject. For this meeting to be valid it is necessary that two-thirds (2/3) of the members of the Statutory Executive Board of Officers to be present or represented, and that the decision be taken unanimously

Article 21 – The following shall be attributions of the Statutory Executive Board of Officers:

(a)	to comply with the terms of these Bylaws, and the decisions of the General Meeting of Shareholders and of the Board of Directors, and cause them to be complied with;

(b)	to administer and manage the Company’s business in accordance with the orientation established by the Board of Directors;

(c)	to produce monthly interim financial statements and deliver them to the Board of Directors;

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(d)	to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Board of Directors;

(e)	to propose to the Board of Directors the approval of the procedures referred to in Articles 27 and 28 of these Bylaws;

(f)	to prepare the annual and multi-year operations and capital expenditure budgets, including, among other matters, the forestry, industrial, commercial, financial and human resources plans, to be submitted by the Chief Executive Officer to the Board of Directors;

(g)	to decide on the transactions indicated in lines “p.1” to “p.4” and “p.6” of Article 14 of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors, as well as to resolve on investments on wholly owned subsidiaries in any amounts;

(h)	to open and/or close branch offices or warehouses throughout the whole of Brazil;

(i)	to inform the Board of Directors, in the person of its Chairman, in relation to any question of singular importance for the Company’s business; and

(j)	to seek continuous improvement in the organizational climate and results.

Article 22 – In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two (2) of its Statutory Executive Officers.

§ One – The Company may be represented by one (1) Statutory Executive Officer and one (1) person holding a power of attorney, by two (2) persons holding powers of attorney or even by one (1) person holding a power of attorney, provided that the power of attorney itself is given by two (2) Statutory Executive Officers, provided that the said power of attorney precisely and consistently specifies the powers that it gives and its period of validity.

§ Two – No powers may be subrogated under any power of attorney, except for the purposes of court proceedings and in-court representation.

§ Three – The Company may, subject to the terms of this Article, be represented by a single Statutory Executive Officer, or by an attorney-in-fact with specific powers to practice any of the following acts:

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(a)	in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company’s account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux;

(b)	representation of the Company before any federal, state or municipal public office, or independent public authority, or public companies, public mixed-capital companies or foundations, solely for administrative purposes;

(c)	representation of the Company before the Labor Courts, the Public Attorneys’ Offices, or in dealings with labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation; and

(d)	representation of the Company in relation to third parties, for the purposes of representation which does not involve any type of obligation on the Company.

§ Four – Except for purposes of the Courts, and of representation of the Company in administrative disputes and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to June 30 of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument.

Article 23 – The following are attributions of the Chief Executive Officer:

(a)	without prejudice to the terms of Article 22 above, to represent the Company actively or passively in the courts or outside the courts, especially to give personal testimony, and for this function he may designate a person to represent him, by special power of attorney;

(b)	to represent the Company in its public and private relationships at high level;

(c)	to oversee all the Company’s activities in conformity with the orientation established by the Board of Directors;

(d)	to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Statutory Executive Board of Officers and the Board of Directors;

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(e)	to submit to examination by the Statutory Executive Board of Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;

(f)	to stimulate good relations between the Statutory Executive Board of Officers, eventual committees and the Board of Directors, based on the interests of the Company;

(g)	to keep the Board of Directors, in the person of its Chairman, constantly informed on all the facts and acts relating to the Company’s activities and investments, discussing all the material aspects with him;

(h)	to propose to the Board of Directors:

(h.1)	setting of financial policy, at high level, to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

(h.2)	decision on the long-term global strategy to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

(h.3)	acquisition by the Company, or its subsidiaries, or affiliated companies, of an initial or subsequent interest, through shares, in any other company, and also the disposal of, or the placing of a charge on, any of these interests; and

(h.4)	formation of joint ventures or signing of partnerships of any type, or cancellation or renewals of such partnerships, by the Company or by its subsidiaries, or affiliated companies.

Sole Paragraph – Service of process on the Company shall be valid only when served on the Chief Executive Officer and one (1) other Statutory Executive Officer.

CHAPTER V

THE AUDIT BOARD

Article 24 – The Audit Board is a non-permanent body, and shall be duly installed upon request of the shareholders, in accordance with the applicable laws. One installed, the Audit Board shall be comprised by three (3) to five (5) sitting members and an equal number of substitute members, appointed by the Shareholders Meetings, and shall be govern by the applicable laws and rulings, by these Bylaws and by its Internal Rules.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ One – In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

§ Two – The sitting members of the Audit Board shall be entitled to receive a fixed compensation determined by the Shareholders Meeting, respected the minimum legal limit, and shall not be entitled to receive any additional compensation of the Company, by any company controlled by it or colligated, except if this additional compensation arises from, or is related to, services rendered to the Company prior to its appointment, or may not compromise the exercise of the duties of audit board member.

CHAPTER VI

THE STATUTORY AUDIT COMMITTEE

Article 25 – The Company shall have a Statutory Audit Committee (“SAC”), a collegiate body of advice and instruction directly related to the Company’s Board of Directors, with the purpose of supervising the quality and integrity of financial reports, adherence to legal, statutory and regulatory laws, adequacy of processes related to risk management and activities of internal and independent auditors.

§ One – The SAC shall have its own Internal Rules, approved by the Board of Directors, which shall provide in detail its duties, as well as operational procedures, in compliance with the laws in force and the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the Company’s securities are listed.

§ Two – The SAC is a permanent body, and shall be comprised by, at least, three (3) and, at most, five (5) members, with a two (2) year term of office, appointed and removed by the Board of Directors, in accordance with the following criteria: (i) at least one of the members of the SAC shall be an independent member of the Company, according to the definition of the Novo Mercado Rules; (ii) at least one of the members of the SAC shall not be a member of the Board of Directors of the Company; (iii) the members of the SAC shall not integrate the Statutory Executive Board of Officers of the Company; (iv) the majority of the members shall meet the independence requirements indicated in CVM Instruction No. 308, of May 14, 1999, as amended; (v) at least one (1) member shall have a recognized experience in matters of corporate accounting, as set forth in the Internal Rules of the SAC, in the applicable legislation and in the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the securities are listed of the Company; and (vi) the same member may accumulate the characteristics described in items “i” and “v” above. The SAC shall have a Coordinator, whose activities shall be defined in the Internal Rules of the SAC.

§ Three – It is prohibited the participation of the Company’s Statutory Executive Officers, its controlled, controlling, colligated or companies in common control, direct or indirectly, in the SAC.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ Four – The SAC shall have the following duties:

(a)	evaluate the quarterly financial information, interim financial statements and financial statements;

(b)	supervise the financial area;

(c)	ensure that the Statutory Executive Board of Officers develops reliable internal controls;

(d)	ensure that the internal audit and the internal control areas perform its duties and that the independent auditors analyze, through its own review, the practices of the Statutory Executive Board of Officers and internal audit;

(e)	establish with the independent audit the work plan and the fee proposal;

(f)	issue opinions on the hiring, compensation and replacement of the services of the independent audit;

(g)	interact with the independent audit on matters related to the audit procedure;

(h)	evaluate, monitor and recommend to management the correction or improvement of the Company’s internal policies, including the policy of related party transactions; and

(i)	evaluate and monitor the Company’s risk exposures.

§ Five – The Board of Directors shall determine the compensation of the SAC’s members, as well as the budget to cover the costs of its function.

§ Six – The SAC shall have the means necessary to receive and process complaints, including confidential, internal and external to the Company, regarding noncompliance with legal and regulatory provisions applicable to the Company, in addition to internal rules and codes, including specific procedures for the protection of the provider and the confidentiality of the complaint.

CHAPTER VII

FINANCIAL STATEMENTS AND ALLOCATION OF NET PROFIT

Article 26 – The business year shall coincide with the calendar year, thus terminating on December 31 of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the Annual Shareholders Meeting a proposal for allocation of the net profit for the fiscal year ending on December 31 of the previous year (“Fiscal Year”), subject to deductions, in the following order, in accordance with law:

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(a)	a minimum of five percent (5%) for the Legal Reserve, until it reaches twenty percent (20%) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed thirty percent (30%) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve;

(b)	the amounts allocated to Contingency Reserves, if constituted;

(c)	the amount necessary for the payment of the minimum mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between: (i) twentyfive percent (25%) of the annual net profit adjusted in accordance with article 202 of the Corporations Law; or (ii) ten percent (10%) of the consolidated Operational Cash Flow Generation in the respective Fiscal Year, calculated in accordance with Paragraph 3 of this Article; and

(d)	the balance, if any, shall be allocated in such a way as the Statutory Executive Board of Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of the Corporations Law, and up to ninety percent (90%) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed eighty percent (80%) of the registered capital. The remainder shall be allocated to the Special Reserve under these Bylaws for ensuring continuity of semi-annual distribution of dividends, until such reserve reaches twenty percent (20%) of the registered capital.

§ One – As provided for in article 197 of the Corporations Law and its subparagraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article 202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the Shareholders Meeting may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.

§ Two – Under article 199 of the Corporations Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the Shareholders Meeting shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ Three – For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in line “c” of Article 26, consolidated “Operational Cash Generation” means the result of the following formula:

GCO = Adjusted EBITDA – Maintenance Capex

Where:

“GCO” means the consolidated Generation of Operational Cash of the Fiscal Year, expressed in national currency.

“EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation, amortization and depletion.

“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets.

“Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year.

§ Four – Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in line “c” of this Article.

§ Five – The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Statutory Executive Board of Officers, in the circumstances and within the form and limits allowed by law.

Article 27 – On a proposal by the Statutory Executive Board of Officers, approved by the Board of Directors, the Company may pay a compensation to the shareholders, as interest on their equity, up to the limit established by article 9 of Law No. 9,249, December 26, 1995; and in accordance with sub-paragraph 7 of that article any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.

Article 28 – Interim financial statements shall be prepared on the last day of June of each year, and the Statutory Executive Board of Officers may:

(a)	declare a semi-annual dividend, on account of the annual dividend;

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(b)	raise interim financial statements and declare dividends for shorter periods, on account of the annual dividend, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves;

(c)	declare interim dividends on account of retained earnings or on account of profit reserves existing in the previous annual or half yearly financial statements, on account of the annual dividend.

Article 29 – The annual financial statements shall, obligatorily, be audited by external auditors registered with the CVM. Such auditors shall be chosen and/or dismissed by the Board of Directors, subject, as the case may be, to the terms of paragraph 2 of article 142 of the Corporations Law.

CHAPTER VIII

TENDER OFFER IN CASE OF ACQUISITION OF RELEVANT INTEREST

Article 30 – Any Person (as defined in paragraph one below) solely or jointly with another Bound Person(s), shareholder(s) or not of the Company, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to the merger of the Company and/or of its shares or the merger by the Company of other company or the shares thereof), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by the Company convertible into shares or which give the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or offshore, of Relevant Interest (as defined in paragraph one below) the Company shall, within the maximum term of thirty (30) days counting from the date of the event which results in the ownership of the Relevant Interest, launch or, in the case of a registered tender offer in the terms of CVM Rule 361/02, file a registry request before CVM of, an OPA for the acquisition of the totality of the shares issued by the Company, which shall be liquidated in the maximum term of (a) forty eight (48) days counting from the launch of the offer not subject to registration, and (b) one hundred and eighty (180) days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror.

§ One – For the purposes of these Bylaws:

(a)	"Outstanding Shares" means all shares issued by the Company, except those (i) owned, directly or indirectly, by the controlling shareholder or persons related thereto; (ii) in the Company's treasury; (iii) held by a company controlled by the Company; or (iv) directly or indirectly held by the managers of the Company;

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

(b)	“Derivatives” means any derivatives liquidated in shares issued by the Company and/or by means of payment in currency, traded on the stock exchange, organized or privately traded, that are referenced in shares or any other security issued by the Company;

(c)	“Other Rights of Corporate Nature” means (i) usufruct or trust on shares issued by the Company, (ii) options to purchase, subscribe or exchange, for any purpose, that may result in the acquisition of shares issued by the Company; or (iii) any other right that permanently or temporarily secures political or shareholder rights over shares issued by the Company, including American Depositary Receipts (ADRs);

(d)	“Relevant Interest” means the amount of shares issued by the Company (or its legal successors) in a percentage equal to or greater than twenty percent (20%) of the total shares issued by it;

(e)	“Person” means any person including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad; and

(f)	“Bound Person” means any Person or group of Persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests. Examples of group of persons acting jointly representing the same interests are those (i) that are directly or indirectly controlled or administered by a person belonging to the group of Persons, (ii) who controls or administers, under any form, a Person belonging to the group of Persons, (iii) that is directly or indirectly controlled or administered by any Person who directly or indirectly controls or manages a person who is a member of the Group of Persons, (iv) in which the controlling shareholder of such person belonging to the Group of Persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, (v) in which such Person belonging to the group of persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, or (vi) holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital of the person belonging to the group of Persons.

§ Two – The OPA shall be (i) addressed to all shareholders of the Company, (ii) executed in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of Paragraph Three below, and (iv) paid at sight, in national currency, against the acquisition in the OPA of shares issued by the Company.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ Three – The acquisition price of each share issued by the Company in the OPA will be the highest of the following values:

(a)	Economic Value to be determined in a valuation report drafted pursuant to § Thirteen and § Fifteen of this article, in compliance with applicable legal and regulatory rules (“Economic Value”); and

(b)	one hundred and forty-five percent (145%) of the highest unit quotation of shares issued by the Company on any stock exchange in which the Company’s shares are traded, during the period of twenty-four (24) months prior to the OPA, duly updated by the reference rate of monetary adjustment of the Special Settlement and Custody System – SELIC (or the index that replaces it) up to the time of payment.

§ Four – The execution of the OPA mentioned in the caput of this Article shall not exclude the possibility of a third party submitting a competing OPA, in accordance with the applicable regulations.

§ Five – The Person shall be obliged to comply with any requests or requirements of the CVM regarding the OPA, within the maximum periods prescribed in the applicable regulations.

§ Six – In the event that a Person does not comply with the obligations imposed by this Article, including with respect to meeting the maximum terms (i) for the execution of the OPA, or (ii) to attend to any requests or requirements of the CVM, the Company's Board of Directors shall call an Extraordinary General Meeting, in which such Person may not vote, to resolve the suspension of the exercise of the rights of the Person who has not complied with any obligation imposed by this Article, as provided in article 120 of the Corporations Law.

§ Seven – Any person who acquires or becomes holder, in Brazil or abroad, of other rights, including (i) Other Rights of Corporate Nature of shares issued by the Company, or that may result in the acquisition of shares issued by the Company, or (ii) Derivatives (a) that give rise to the Company's shares or (b) which give the right to receive the corresponding amount of the Company's shares, which results in such Person becoming a holder of a Relevant Interest, shall be equally obliged to, in the maximum term of 30 (thirty) days as from the date of the event that resulted in the ownership of the Relevant Interest, launch or, in the case of an offer to be registered pursuant to CVM Rule 361/02, file a request for registration with the CVM of an OPA for the acquisition of the totality of the shares issued by the Company, observing the provisions of this Article 30.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ Eight – The obligations contained in article 254-A of the Corporations Law and Article 31 of these Bylaws exclude the fulfillment by the Person holding a Relevant Interest of the obligations contained in this Article.

§ Nine – For the purposes of calculating the percentage of twenty percent (20%) of the total of the shares issued by the Company to calculate the Relevant Interest, as described in line ”d” of Paragraph One of this Article, will not be computed the involuntary increases of equity interest resulting from cancellation of shares in treasury or redemption of shares.

§ Ten – If CVM regulations applicable to the OPA determines the adoption of a calculation criterion for the determination of the acquisition price in the OPA of each share issued by the Company that results in a purchase price higher than that determined in the terms of Paragraph Three above, the acquisition price calculated in accordance with CVM regulations shall prevail at the time of the OPA.

§ Eleven – The provisions of this Article 30 do not apply to the direct and indirect controlling shareholders of the Company on September 29, 2017, and to its Successors (defined below).

§ Twelve – For the purposes of paragraph eleven of Article 30 above, “Successors” of the direct and indirect controlling shareholders of the Company, their respective spouses, companions, heirs, legatees, assigns and successors who, for any reason, including corporate reorganizations, become holders of the shares (and/or of the voting rights inherent to them) and/or Other Rights of Corporate Nature related to the shares held or which will be held by the direct and indirect controlling shareholders of the Company on September 29, 2017.

§ Thirteen - The appraisal report referred to in Paragraph Three of this Article shall be prepared by a specialized institution or company, with proven experience and independent as to the decision-making power of the Company, its managers and controlling shareholder(s). Further, the valuation report shall also satisfy the requirements of paragraphs 1 and 6 of article 8 of the Corporations Law.

§ Fourteen - The selection of the institution or specialized company responsible for determining the Economic Value of the Company is an exclusive competence of the Shareholders’ Meeting, based on the presentation, by the Board of Directors, of a triple list, provided that the respective resolution, not counting blank votes, shall be approved by a majority of votes of shareholders representing the Outstanding Shares attending such Shareholders’ Meeting, which, if installed by the first call notice, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or, if installed by the second call notice, may count on the presence of any number of shareholders holding Outstanding Shares.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

§ Fifteen - The costs arising from the preparation of the valuation report shall be borne entirely by the offeror.

CHAPTER IX

SALE OF CONTROL

Article 31 – The direct or indirect sale of control of the Company, either through a single transaction or through successive transactions, shall be contracted under the condition that the acquirer of the control undertakes to execute the tender offer of shares, which shall contemplate shares issued by the Company owned by the other shareholders, observing the conditions and terms established in the current legislation, regulations and the Novo Mercado Rules, in order to assure them equal treatment to that given to the selling shareholder.

CHAPTER X

PROCEDURES FOR NEW ACQUISITIONS

Article 32 – Any Person who holds Outstanding Shares of the Company, in an amount greater than five percent (5%) of the total shares issued by the Company and that wishes to carry out a new acquisition of shares issued by the Company (“New Acquisition”), shall be obliged, prior to each New Acquisition, to communicate in writing to the Company's Investor Relations Officer, at least three (3) business days prior to the date of the New Acquisition: (i) the number of Outstanding Shares that it intends to acquire; (ii) the intention to acquire; (iii) if it has an interest to appoint a member to the Board of Directors or to the Company’s Audit Board; (iv) the source of the resources that will be used for such acquisition; and (v) the strategic plans related to its investment in the Company.

§ One – In addition, the Person characterized in the caput of this Article will be obliged to make each New Acquisition in B3, being prohibited to carry out private or over-the counter market trades.

§ Two – The Investor Relations Officer is authorized, on his own initiative or in response to a request made by the regulatory bodies, to request that the Company's shareholders or Group of Shareholders report their direct and/or indirect shareholding composition, as well as the composition of the Its direct and/or indirect control block and, if applicable, the corporate and corporate group, in fact or in law, of which they form part.

§ Three – In the event that the Person does not comply with the obligations imposed by this Article, the provisions of Article 30, Seventh Paragraph, above.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 16.404.287/0001-55

NIRE No. 29.300.016.331

Management Proposal – AOEM of April 27, 2020

CHAPTER XI

LIQUIDATION

Article 33 – The Company shall enter into liquidation in the circumstances provided for by law, and the Shareholders Meeting shall determine the manner of liquidation and appoint the liquidator who shall function during the period of liquidation.

CHAPTER XII

ARBITRATION PROCEEDING

Article 34 – The Company, its shareholders, managers and members of the Audit Board, sitting or substitute members, if any, undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), pursuant to its regulation or controversies that may arise between them, relating to or arising from their condition as an issuer, shareholder, administrator and/or member of the Audit Board, in special, of the provisions contained in Law No. 6,385/76, the Corporations Law, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, in addition to those contained in the Novo Mercado Rules, the other regulations of B3 and the Novo Mercado Listing Agreement.

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